Exhibit 99.18

Annual Information Form

For the year ended December 31, 2019

Dated April 28, 2020

TABLE OF CONTENTS

GENERAL	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1

MARKET DATA AND INDUSTRY FORECASTS	2

CORPORATE STRUCTURE	3

GENERAL DEVELOPMENT OF THE BUSINESS	6

DESCRIPTION OF THE BUSINESS	11

RISK FACTORS	74

DIVIDENDS AND DISTRIBUTIONS	100

DESCRIPTION OF CAPITAL STRUCTURE	100

MARKET FOR SECURITIES	121

CONSOLIDATED CAPITALIZATION	121

DIRECTORS AND EXECUTIVE OFFICERS	122

PROMOTERS	128

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	128

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	129

AUDITOR, TRANSFER AGENT AND REGISTRAR	129

MATERIAL CONTRACTS	129

INTERESTS OF EXPERTS	129

ADDITIONAL INFORMATION	129

GLOSSARY	137

GENERAL

Reference is made to the audited consolidated financial statements (the “Financial Statements”), together with the auditors’ report thereon, and management’s discussion and analysis (the “MD&A”) for Cresco Labs Inc. (the “Company”) for the financial year ended December 31, 2019. Additional financial information is provided in the Financial Statements and MD&A, which are available for review under the Company’s profile on SEDAR at www.sedar.com.

Unless otherwise noted herein, information in this annual information form (the “AIF”) applies to the business activities and operations of the Company for the year ended December 31, 2019, as updated to April 28, 2020, unless otherwise indicated. Unless otherwise indicated, references to “$” are to U.S. dollars.

All references in this AIF to the Company also include references to all subsidiaries of the Company, as applicable, unless the context requires otherwise.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This AIF includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws. All information, other than statements of historical facts, included in this AIF that address activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: expectations for the effects of the Business Combination, statements relating to the business and future activities of, and developments related to, the Company after the date of this AIF, including but not limited to, such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans, including new revenue streams, the completion of contemplated acquisitions by the Company, the application for additional licenses and the grant of licenses that have been applied for, the expansion of existing cultivation and production facilities, the completion of cultivation and production facilities that are under construction, the construction of additional cultivation and production facilities, the expansion into additional states within the United States, international markets and Canada, any potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the United States and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.

The Company’s shareholders are cautioned that forward-looking information and statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements. Such factors include, among others, risks relating to the founder voting control; risks related to the unpredictability caused by the Company’s capital structure; risks related to additional financing, risks related to no guaranteed returns; risks related to the restrictions on immediate resale; risks related to sales by existing shareholders; risks related to the limited market for securities; expectations for the effects of the novel coronavirus (“COVID-19”) on the business’ operations and financial condition; risks relating to U.S. federal regulation, the variation in state regulation, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; risks relating to changes in cannabis laws and regulatory uncertainty; risks relating to legal, regulatory or political change; risks relating to Canadian investors in the U.S. cannabis sector; risks relating to the market price and volatility of the cannabis sector; risks relating to the internal controls of the Company and dilution; risks relating to the global economic condition; risks relating to the value of the Subordinate Voting Shares; tax and insurance related risks; risks relating to the limited operating history of the Company and the reliance on the expertise and judgment of senior management of the Company; risks relating to competition; risks relating to the difficulty in recruiting and retaining management and key personnel and managing growth; risks relating to the unreliability of forecasts; risks relating to the inability to innovate and find efficiencies; website and operational risks; risks relating to the reliance on third-party suppliers, manufacturers and contractors; risks relating to revenue shortfalls; risks relating to the failure to complete acquisitions; risks relating to the ability to obtain the necessary permits and authorizations; risks relating to potential conflicts of interest; risks related to proprietary intellectual property and potential infringement by third parties; risks related to information technology and cyber-attacks; risks related to trade secrets; risks relating to the lack of U.S. bankruptcy protection, currency fluctuations and lack of earnings and dividend record; risks related to insurance coverage; risks relating to civil asset forfeiture; risks relating to the heightened scrutiny of investments in the U.S.; risks relating to the ability and constraints on marketing products; risks relating to the settlements of trades, access to banks and legality of contracts; risks related to the environment; risks related to the Company as a holding company; risks relating to the unfavorable tax treatment of cannabis businesses in the U.S. and the classification of the Company for U.S. tax purposes; risks relating to the public opinion, consumer acceptance and perception of the cannabis industry; security risks; risks relating to litigation; risks inherent in an agricultural business; risks related to rising energy costs; risks relating to the Company’s reliance on licenses; risks relating to product liability and product recall; risks relating to regulatory or agency proceedings, investigations and audits; risks relating to the newly established legal regimes; and general economic risks as well as those Risk Factors discussed below. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are provided and made as of the date of this AIF and the Company does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law.

The discussion of risk factors in this AIF has been updated to include discussion of risks related to the current pandemic caused by the spread of COVID-19. The nature and scope of the pandemic and its impact are rapidly developing and it is difficult for management to identify at the current time all risks, or quantify those identified, or to assess their impact on particular financial measures and operating results. Nevertheless, discussion under “Risk Factors” identifies potential areas of negative potential impact that may be caused by the pandemic.

Non-IFRS Financial Information

In certain of its financial disclosures such as earnings releases and MD&A, the Company uses pro forma financial information as well as EBITDA, Adjusted EBITDA and Operational Gross Profit as measures of profitability, which are non-IFRS measures and do not have standardized definitions under IFRS. The Company provides the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS and may not be comparable to similar measures presented by other issuers, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. However, such measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the most comparable IFRS financial measures. As such, these supplemental non-IFRS financial measures shall always include reconciliations to the most directly comparable financial measures calculated and presented in accordance with IFRS.

Foreign Currency Information

The Company’s expenses are primarily denominated in U.S. dollars and its operations are in the U.S. The Company’s current exposure to exchange rate fluctuations relate primarily to it the Canadian activities of its subsidiary Origin House. The Company acquired Origin House on January 8, 2020. See “Tax Considerations for U.S. Holders” for additional information regarding foreign currency distributions or proceeds for holders of the Company’s subordinated voting shares.

MARKET DATA AND INDUSTRY FORECASTS

This AIF includes market and industry data that has been obtained from third-party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF or ascertained the underlying economic assumptions relied upon by such sources and as such the Company does not make any representation as to the accuracy of such information. Further, market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. See also “Cautionary Statement Regarding Forward-Looking Information.”

CORPORATE STRUCTURE

The Company was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. On December 30, 1997, the Company changed its name from Randsburg Gold Corporation to Randsburg International Gold Corp. (“Randsburg”), and consolidated its common shares on a five old for one new basis. On November 30, 2018, in connection with the Business Combination, the Company (i) consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing class of common shares, redesignate such class as the class of Subordinate Voting Shares and create the Proportionate Voting Shares and the Super Voting Shares.

The Company’s head office is located at 400 W. Erie Street, #110, Chicago, IL 60654 and the registered office is located at Suite 2200, 1055 West Hastings Street, Vancouver, BC V6E 2E9.

Pursuant to the Business Combination, among the Company (then Randsburg) and Cresco, a series of transactions was completed on November 30, 2018 resulting in a reorganization of Cresco and Randsburg and pursuant to which Randsburg became the indirect parent and sole voting unitholder of Cresco. The Business Combination constituted a reverse takeover of Randsburg by Cresco under applicable securities laws.

Cresco was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Pre-Combination LLC Agreement. The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Business Combination. Please see “Description of Unit Capital of Cresco – A&R LLC Agreement” for additional details as to the A&R LLC Agreement.

Set forth below is the organization chart of the Company.

The current organization chart of Cresco, setting out active subsidiaries of Cresco, is set forth below.

GENERAL DEVELOPMENT OF THE BUSINESS

Cresco exists to provide high-quality and consistent cannabis-based products to consumers. Cresco blends regulatory compliance expertise with best practices from the agricultural, pharmaceutical and consumer packaged goods industries. Cresco (either directly or indirectly through subsidiaries) has been awarded three licenses to cultivate and manufacture medicinal cannabis in the State of Illinois. Cresco was awarded a cultivation license in Pennsylvania and was one of only five cultivators that was initially also awarded a dispensary license, which allows for up to three dispensaries, with a second license granted in December 2018 for up to three additional dispensaries. Cresco was awarded both a cultivation license and a dispensary license in Ohio and was the first approved dispensary to begin operations in Ohio in December 2018. Cresco received prequalification from the State of Michigan, which will allow Cresco, via an affiliated entity, to operate growing, processing and provisioning center facilities in Michigan. Cresco also has an interest in a cultivation, processing, and dispensary license in Nevada, an ownership interest in cultivation and processing licenses in California, owns and operates five dispensaries in Illinois and owns and operates two cultivation centers and one dispensary location in Arizona. Cresco acquired one medical cannabis cultivation center license and four dispensary locations in New York (refer to “Acquisitions and Dispositions” below for further information). Most recently, Cresco was the first cultivator in Illinois to receive approvals to grow adult-use cannabis; all three cultivation facilities were granted approvals in the state. Additionally, Cresco’s five Illinois dispensary locations were approved for dispensing adult-use cannabis in the state upon legalization, effective January 1, 2020. Cresco has completed an agreement to acquire assets in Massachusetts, including state registration and licensing that will allow for cultivation, manufacturing, processing, and the establishment and operation of a medical marijuana dispensary, with the ability to obtain up to three medical marijuana dispensary licenses and three adult-use dispensary licenses. Additionally, Cresco has completed its acquisition of operations in California, via the acquisition of CannaRoyalty Corp. d/b/a Origin House (“Origin House”) (refer to “Acquisitions and Dispositions” section below for further information).

Cresco plans to leverage the success in these markets to expand into legalized cannabis markets in other states, while focusing on compliance, control, efficiency, and product performance in the medicinal or adult-use cannabis industry.

Cresco owns and operates cultivation, manufacturing and retail dispensary businesses. The manufacturing and retail businesses are operational today and vertically integrated across eight highly regulated and/or limited licenses, and therefore limited legal supply markets: Illinois, Nevada, Ohio, Arizona, Pennsylvania, California, New York and Massachusetts, with processing operations in Maryland, and is expected to commence cultivation, manufacturing and retail dispensary operations in Michigan. These markets, where supply and demand can be reasonably predicted and forecasted, create the foundation upon which Cresco has created the opportunity for sustainable growth. Importantly, Cresco is not yet active in markets popularized by mainstream media like Washington, Oregon and Colorado where loose regulatory frameworks create unpredictable supply-demand market dynamics.

This ownership of wholesale and retail businesses supports Cresco’s strategy of distributing brands at scale by enabling Cresco to capture market share, generate brand awareness, and earn customer loyalty in its operating markets by guaranteeing share-of-shelf in its own retail stores and its ability to foster mutually beneficial relationships with its third-party dispensary customers as a large supplier of a portfolio of distinct and trusted cannabis brands.

Acquisitions and Dispositions

Valley AG

On October 8, 2019, the Company completed the acquisition of 100% of the membership interests of Gloucester Street Capital, LLC (“Gloucester”), the parent entity of Valley Agriceuticals, LLC (“Valley Ag”) via a merger between Gloucester and a subsidiary of Cresco. Valley Ag holds one of the ten vertically integrated cannabis business licenses granted in the State of New York by the New York State Department of Health. This license will allow the Company the right to operate one cultivation facility and four dispensaries in New York. Valley Ag’s assets include an operational processing facility and four licensed dispensaries.

VidaCann

On March 18, 2019, the Company announced that it had entered into a letter agreement to acquire the ownership interests or assets of VidaCann Ltd. and/or affiliated entities (“VidaCann”). A definitive equity purchase agreement superseding the letter agreement was entered into on May 15, 2019. On November 26, 2019, the Company announced the mutual termination of the definitive equity purchase agreement.

Origin House

On April 1, 2019, the Company announced that it had entered into an arrangement agreement with Origin House, a publicly traded company, to acquire all of the issued and outstanding shares of Origin House (the “OH Arrangement”) on the original basis of 0.8428 of a Subordinate Voting Share for each common share of Origin House and 84.28 Subordinate Voting Shares for each class A compressed share of Origin House. On the date of announcement, total consideration for the OH Arrangement was equal to approximately $1.1 billion on a fully-diluted basis, or $12.68 per Origin House share, and after giving effect to the OH Arrangement, Origin House shareholders would have held approximately 20% ownership in the pro forma entity (on a pro forma fully-diluted and as converted basis). On October 22, 2019, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), expired, which was the last significant regulatory approval required to complete the OH Arrangement. On November 13, 2019, the Company announced that the parties to the arrangement agreement entered into an amended arrangement agreement (the “OH Amended Arrangement Agreement”) to provide for certain changes to the covenants and agreements contained to the original arrangement agreement. Pursuant to the OH Amended Arrangement Agreement, the consideration payable under the OH Arrangement was reduced from 0.8428 of a Subordinate Voting Share for each common share of Origin House and 84.28 Subordinate Voting Shares for each class A compressed share of Origin House, to 0.7031 of a Subordinate Voting Share for each common share of Origin House and 70.31 Subordinate Voting Shares for each class A compressed share of Origin House. On November 26, 2019, Origin House announced that it had obtained an interim order from the Ontario Superior Court of Justice (Commercial List) in connection with the OH Amended Arrangement Agreement, authorizing Origin House to hold a second meeting of its shareholders on December 31, 2019 (the “Meeting”).

On January 8, 2020, Cresco announced the closing of the acquisition of Origin House. The OH Arrangement was effected by way of a plan of arrangement under Section 182 of the Business Corporations Act (Ontario).

Origin House is building a premium suite of branded cannabis consumer products in California, supported by its existing and growing portfolio of strategic manufacturing and distribution assets. Origin House’s current portfolio of products includes wholly-owned and licensed products and brands in large and high growth segments of the cannabis industry including vaping, pre-rolls, edibles, topicals, patches, creams, intimacy oils, concentrates, and animal health products. Origin House will also seek to create synergies and brand out-licensing opportunities among its portfolio companies and products in Canada, as well as Washington, Arizona, Oregon, Florida and Puerto Rico.

MedMar

On or about April 11, 2019, Cresco completed its acquisition of MedMar, Inc. (“MedMar”) and the membership interests of MedMar Lakeview, LLC (“MedMar Lakeview”) and MedMar Rockford, LLC (“MedMar Rockford”) for a combination of cash and equity consideration. Through the signing of certain operating agreements, Cresco assumed operational control in 2018. MedMar Lakeview and MedMar Rockford currently operate medical marijuana dispensaries in Chicago, Illinois and Rockford, Illinois, respectively.

PDI

In the fourth quarter of 2018, Cresco entered into a Unit Exchange Agreement with TINAD, LLC, an Illinois limited liability company to exchange a certain number of Class B membership units for the corresponding number of Class F membership units of Cresco, as well as other operating agreements by which Cresco assumes operational control of TINAD, LLC and its wholly-owned subsidiary, PDI Medical III, LLC, an Illinois limited liability company. The legal closing of the acquisition occurred in April 2019, giving the Company 98% ownership of all TINAD, LLC-related entities. The Company obtained the remaining 2% ownership of TINAD, LLC in April 2020.

Tryke

On September 16, 2019, the Company announced that it entered into a purchase agreement (the “Tryke Agreement”) to acquire certain assets and an interest in (the “Tryke Acquisition”) Tryke Companies, LLC, and certain subsidiaries and affiliates thereof (collectively, “Tryke”).

On April 27, 2020, the Company entered into a termination agreement which cancels the Tryke Agreement and contemplates the Company’s payment of equity consideration for the termination of the Tryke Agreement.

Hope Heal Health

On February 7, 2020, Cresco announced the completion of its acquisition of 100% of the shares and membership interests, as applicable, of Hope Heal Health, Inc. (“HHH”) and an affiliated real estate entity for consideration consisting of cash and the assumption of certain indebtedness. HHH holds licenses for cultivation, product manufacturing, and retail operations from the State of Massachusetts Department of Health (the “Massachusetts Department”), with the ability to obtain up to two more retail licenses in the state. HHH currently operates a cultivation and manufacturing facility in Fall River, Massachusetts, adjacent to its Fall River Dispensary. The Company gained operational control of HHH on October 1, 2019, via certain operational agreements between the Company and HHH.

Pipeline Transactions

Cresco is actively pursuing growth opportunities to expand its asset portfolio in the medical and adult-use cannabis industry.

For additional information in respect of Cresco’s strategy for expansion, please see “Description of the Business” below.

Financing Activities

Base Shelf Prospectus

On April 26, 2019, the Company filed and received a receipt for a preliminary base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec. The base shelf prospectus received final receipt on July 25, 2019 (the “Shelf Prospectus”). The Shelf Prospectus allows the Company to offer up to $500,000,000 of Subordinate Voting Shares, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time during the 25-month period that the final Shelf Prospectus is effective.

September Financing and October Over-Allotment Option

On September 24, 2019, the Company completed the issuance to a syndicate of underwriters, led by Canaccord Genuity Corp., of an aggregate of 7,350,000 units (the “Units”) of the Company at a price of C$10.00 per Unit for aggregate gross proceeds of C$73,500,000 (the “September Financing”). The Company also granted the underwriters an over-allotment option to purchase up to an additional 1,102,500 Units at a price of C$10.00, exercisable in whole or in part, at any time and from time to time on or prior to the date that is 30 days following the initial closing date. On October 24, 2019, the over-allotment option was partially exercised, and an additional C$1,190,000 in gross proceeds was raised, for aggregate gross proceeds pursuant to the September Financing of C$74,690,700.

Each Unit consists of one Subordinate Voting Shares and one half of one Subordinate Voting Share purchase warrant (each full warrant, a “Warrant”). Each Warrant entitles the holder to acquire one Subordinate Voting Share of the Company (the “Underlying Shares”) at a price of C$12.50 per Underlying Share, subject to adjustment in certain events, for a period of 3 years following the closing of the September 2019 Financing. The Company used the proceeds from the September 2019 Financing to fund business development and for working capital requirements and other general corporate purposes.

At-the-Market Offering

On December 3, 2019, the Company announced that it had entered into an equity distribution agreement with Canaccord Genuity Corp. pursuant to which the Company may, from time to time, sell up to $55 million of Subordinate Voting Shares in the capital of the Company (the “ATM Program”). The ATM Program was made pursuant to the Shelf Prospectus dated July 25, 2019 (described below) and a prospectus supplement dated December 3, 2019.

Credit Facility

On February 2, 2020, Cresco entered into a senior secured credit agreement for $100 million (the “Credit Agreement”) which includes a mutual option to increase the size of the facility to up to $200 million (the “Senior Loan”). Commitments under the Senior Loan are provided by a broad syndicate of lenders including members of the Company’s management. Each commitment under the Senior Loan may be for an 18-month or 24-month term, at the lender’s option. Loans made on the initial closing date will bear interest at a rate of approximately 12.7% per annum for 18-month loans and approximately 13.2% for 24-month loans, payable quarterly in arrears. The Company completed the initial drawdown of $100 million under the Senior Loan on January 31, 2020.

United States Industry Background and Trends

The emergence of the legal cannabis sector in the United States, both for medical and adult-use, has been rapid as more states adopt regulations for its production and sale. Today 60% of Americans live in a state where cannabis is legal in some form and almost a quarter of the population lives in states where it is fully legalized for adult use.1

The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions has been generally accepted by a majority of citizens with a growing acceptance by the medical community as well. A review of the research, published in 2015 in the Journal of the American Medical Association, found strong evidence that cannabis can treat pain and muscle spasms.2 The pain component is particularly important because other studies have suggested that cannabis can replace pain patients’ use of highly addictive, potentially deadly opiates — meaning marijuana legalization has the potential to save lives.3

Polls throughout the U.S. consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. It is estimated that 94% of the U.S. voters support legalizing cannabis for medical use.4 In addition, 64% of the U.S. public supports legalizing cannabis for adult recreational use.5 These represent large increases in public support over the past 40 years in favor of legal cannabis use.

Notwithstanding that more than half of the U.S. states have now legalized adult-use and/or medical marijuana, marijuana remains illegal under U.S. federal law with marijuana listed as a Schedule I drug under the United States Controlled Substances Act (the “CSA”). See “Description of the Business” and “Risk Factors” below. The United States Department of Justice (“DOJ”) defines Schedule I drugs, substances or chemicals as “drugs with no currently accepted medical use and a high potential for abuse.” The U.S. Food and Drug Administration (“FDA”) has not approved marijuana as a safe and effective drug for any indication.

[1]

Ripley, Eve. (2016 November 30). Nearly 60 percent of U.S. population now lives in states with marijuana legalization. Retrieved from https://news.medicalmarijuanainc.com/nearly-60-percent-u-s-population-now-lives-states-marijuana-legalization/.

[2]	Grant, Igor MD (2015). Medical Use of Cannabinoids. Journal of American Medical Association, 314: 16, 1750-1751. doi: 10.1001/jama.2015.11429.
[3]

Bachhuber, MA, Saloner B, Cunningham CO, Barry CL. (2014). Medical Cannabis Laws and Opioid Analgesic Overdose Mortality in the United States, 1999-2010. JAMA Intern Med. 174(10):1668-1673. doi: 10.1001/jamainternmed.2014.4005.

[4]

Quinnipiac University. (2017 April 20). U.S. Voter Support For Marijuana Hits New High; Quinnipiac University National Poll Finds; 76 Percent Say Their Finances Are Excellent Or Good. Retrieved from https://poll.qu.edu/national/release-detail?ReleaseID=2453.

[5]	Gallup. (2017 October 25). Record-High Support for Legalizing Marijuana Use in U.S. Retrieved from http://news.gallup.com/poll/221018/record-high-support-legalizing-marijuana.aspx.

Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical marijuana under the Cannabis Act (Canada), marijuana is largely regulated at the state level in the United States.

State laws regulating cannabis are in direct conflict with the CSA, which makes cannabis use and possession federally illegal in the United States. Although certain states and territories of the U.S. authorize medical or recreational cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under U.S. federal law under any and all circumstances under the CSA. Although Cresco’s and its subsidiaries activities are compliant with applicable United States state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve Cresco and its subsidiaries of liability under United States federal law, nor provide a defense to any U.S. federal proceeding which may be brought against Cresco or its subsidiaries.

Current U.S. Cannabis Market

Source: https://thecannabisindustry.org/ncia-news-resources/state-by-state-policies/

Due to the support for legal access to marijuana at the state level, there has been rapid opportunity growth in the U.S. market. Sales of legal cannabis flowers and cannabis-infused derivative and edible products totaled $6.1 billion in 20176. The U.S. market for direct legal cannabis sales (including both medical and adult use) alone is projected to grow to $22.2 billion by 2022.7 By 2030, the size of the U.S. cannabis market is projected to be approximately $63 billion.8 Going forward, the Company expects that the U.S. cannabis industry will continue to be subject to state legislation, with additional states regulating the medical and recreational use of cannabis.

[6]	Marijuana Business Daily. (2017). Marijuana Business Factbook, 2017. Available from https://mjbizdaily.com/factbook/.
[7]	Arcview Market Research & BDS Analytics. (2019). The State of Legal Marijuana Markets (6th ed.), pp. 25. Available from https://bdsanalytics.com/wp-content/uploads/2019/07/2019_Update_20190409.pdf
[8]	Eight Capital. (2018). What’s Going on Down There? A $63 B Market Cannot be Ignored.

The number of medical cannabis patients in states with existing comprehensive medical cannabis programs was approximately 1.5 million by the end of 2017, served by approximately 1,500-2,000 medical dispensaries nationwide, a disproportionate number of those in California. It is currently estimated that each patient spends about $2,000 annually,9 and that the total number of medical cannabis patients nationwide is expected to grow to 2.5 million by 2021.10

The Company has current operations in the states of Illinois, Pennsylvania, Ohio, California, Nevada, Arizona, Maryland, Massachusetts, and New York with approved expansion into Michigan via an affiliated entity. It intends to expand into other states within the U.S. that have legalized cannabis use either medicinally or recreationally. On December 20, 2018, the 2018 Farm Bill (the “Farm Bill”) became law in the United States. Under the Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the United States. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers. To qualify under the Farm Bill, hemp must contain no more than 0.3 % of delta-9-tetrahydrocannabinol (“THC”). The Farm Bill explicitly allows interstate commerce of hemp which will enable the transportation and shipment of hemp.

DESCRIPTION OF THE BUSINESS

General

Cresco is one of the largest vertically-integrated multi-state cannabis operators in the United States. Cresco is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint with one of the leading distribution platforms in North America. Employing a consumer-packaged goods (“CPG”) approach to cannabis, Cresco’s house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco, Remedi and Mindy’s, a line of edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside*, Cresco’s national dispensary brand, is a wellness-focused retailer designed to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco has launched the industry’s first national comprehensive Social Equity and Educational Development (SEED) initiative designed to ensure that all members of society have the skills, knowledge and opportunity to work in and own businesses in the cannabis industry.

Rooted in the fundamentals of CPG brand building, Cresco has implemented a CPG strategy to create and distribute a differentiated portfolio of brands that are aligned to distinct audiences, need states and occasions.

Cresco operates the following family of brands:

•	Cresco – Elevating everyday cannabis. Cresco offers the most popular and consistent strains, available in a wide variety of product forms at dispensaries and retail locations nationwide.

•

Reserve – Reserve is a demonstration of the cannabis plant’s highest potential. Reserve selects strains with exclusive, proprietary genetics, nurture them with masterful cultivation techniques, and harvest just the top 10% of the flower by hand.

•

Remedi – Remedi products provide a safe, consistent and trusted alternative to traditional pharmaceuticals like opioids. With familiar formats and user-friendly delivering systems, Remedi is designed to help patients and consumers feel comfortable with cannabis.

•

Mindy’s – Restaurant-quality edibles created by James Beard Award-Winning Pastry Chef and Mistress of Deliciousness, Mindy Segal. Infused with the best-quality cannabis oils, a wide variety of uniquely delicious bites are available at multiple potency levels, all with a dose of decadence.

•	High Supply – High Supply is quality cannabis, available in bulk. High Supply buds are expertly grown, lab-tested and available in popcorn, shake, pre-rolls and vapes.

[9]	Marijuana Business Daily. (2017). Marijuana Business Factbook, 2017. Available from https://mjbizdaily.com/factbook/.
[10]	New Frontier Financial. (2015). Modeling of State Patient Counts. Cannabis Weekly.

•

Good News – Good News is a line of cannabis products that removes the complexity of understanding terpenes and strains by creating easy to understand formulations, each named after a social mindset (Me Time, Brunch, Friyay and Vegas). Good News products are easy to use, benefit forward and made for sharing.

•

Wonder – Wonder Wellness products are designed to simplify cannabis, with a focus on consumers who are new to the experience. The Wonder line is built around manageable, micro-dose forms, with a range of ratios across products.

With a portfolio consisting of approximately 350 products and 5,000 SKUs, Cresco’s products (dependent upon closing of pending acquisitions) are sold in over 700 dispensaries across the country. Cresco has consistently demonstrated the ability to place its branded products on the shelves of most dispensaries in a targeted state. The CPG and wholesale strategy enables Cresco to maximize its points of distribution and drive revenue growth independent of the expansion of its retail presence. Cresco prioritizes wholesale in order to reach as many consumers as possible, accessing the scaled benefits of a national footprint.

Cresco’s 16 owned dispensaries (and 7 additional retail licenses) give it the ability to not only sell its own products but focus on educating and building trust within the surrounding communities. These dispensaries serve as a critical platform for innovation and powerful consumer insights as it shapes the future of cannabis.

On December 3, 2018, the Company began trading on the CSE under the ticker symbol “CL.”

On March 6, 2019, the Company’s shares had been approved to be quoted on the Over-the-Counter-Market (“OTC”) and will trade under the ticker symbol “CRLBF.”

On August 13, 2019, the Company began trading on the Frankfurt Stock Exchange under the symbol “6CQ.”

Significant Events or Milestones

The principal milestones that must occur during the next 12-month period for the business objectives described herein to be accomplished are as follows: hire key personnel, obtain necessary regulatory approvals, implement marketing plans and commence production and sales in Cresco’s new markets, including retail stores for recreational and medical cannabis where legislation permits.

The Company has put in place a team of executives, board of advisors and consultants with various areas of expertise and experience in multiple industries including commercial agriculture, pharmaceutical, manufacturing, consumer packaged goods and traditional healthcare. In the interest of progressing a professional medical dialogue and educating as many physicians as possible on the use of medical cannabis as a therapeutic treatment for patients, it has organized a team of physicians to educate, train, and inform medical professionals on all aspects of cannabis as medicine.

Cresco previously engaged Denver Relief Consulting, LLC, to provide advisory services to acquire new licenses in merit-based application states and to review potential acquisitions as it seeks to expand into new legalized cannabis markets.

On January 16, 2019, the Company announced its first legal sale under Ohio’s state program.

On January 28, 2019, the Company appointed Thomas Manning as Chairman of the Board of Directors.

On February 1, 2019, the Company announced that its FloraMedex dispensary launched Illinois’ Opioid Alternative Pilot Program.

On February 20, 2019, the Company announced the opening of Hope Heal Health Dispensary in Bristol County, Massachusetts.

On February 25, 2019, the Company announced the formation of a new wellness subsidiary, Well Beings, which has its own unique product line and produce CBD versions of Cresco Labs’ house of branded products including Cresco, Remedi and Mindy’s Edibles.

On February 26, 2019, the Company announced the opening of its third Pittsburgh area dispensary and launch of online ordering in Western Pennsylvania.

On March 12, 2019, the Company’s shares were upgraded to the OTCQX Best Market. The OTCQX Best Market is for established, investor-focused U.S. and international companies. To qualify for the OTCQX market, companies must meet high financial standards, follow best practice corporate governance, demonstrate compliance with U.S. securities laws, be current in their disclosure, and have a professional third-party sponsor introduction. The companies found on OTCQX are distinguished by the integrity of their operations and diligence with which they convey their qualifications.

On March 18, 2019, the Company announced its entrance into the Florida cannabis market through a letter agreement to acquire ownership interests or assets of VidaCann Ltd. This agreement was subsequently terminated in November 2019.

On March 25, 2019, the Company announced it completed the most comprehensive portion of Michigan’s application process, being pre-qualified for a cultivation and processing license by the Department of Licensing and Regulatory Affairs Medical Marihuana Licensing Board. The Company applied for a cultivation and processing facility to be located in a former 100,000+ square foot factory in Marshall, Michigan. The Company was granted conditional local approval to build and operate the facility pending final approval of its state facility license application.

On April 1, 2019, the Company announced its intention to acquire Origin House. On June 11, 2019, it provided an update on the acquisition. See the “General Development of the Business – Acquisitions and Dispositions – Origin House” section, above, for greater detail.

On April 11, 2019, the Company announced that it received approval from the Illinois Department of Financial and Professional Regulation for Cresco’s previously announced acquisitions of licensed medical cannabis dispensaries MedMar Rockford and MedMar Lakeview (located in the popular Wrigleyville neighborhood of Chicago).

On April 15, 2019, the Company announced HHH’s cultivation facility and dispensary in Fall River, Bristol County, Massachusetts received provisional approvals for adult-use cannabis cultivation, manufacturing, and retail licenses.

On May 28, 2019, the Company announced voluntary lock-up agreements with its founders, insiders and key shareholders. See the “Risk Factors – Outstanding Securities are Restricted from Immediate Resale but May be Sold in the Near Future” section, below, for greater detail.

On May 29, 2019, the Company announced the launch of its Social Equity & Educational Development program, the cannabis industry’s first national social equity initiative promoting inclusion, expungement, equality, access and community engagement.

On June 25, 2019, the Company provided an update on its expansion plan to serve the adult use cannabis market in Illinois including the ability to open five (5) additional retail dispensaries for the sale of adult-use cannabis, bringing its total number of dispensaries in the state to ten (10), on January 1, 2020.

On July 1, 2019, the Company announced the hiring of Mo Dastagir as Chief Information Officer. Former Chief Information Officer, Zach Marburger, took on a new role as Entrepreneur in Residence.

On July 17, 2019, the Company announced the hiring of Angie Demchenko as its Chief People Officer.

On July 29, 2019, the Company announced the creation of Sunnyside*, a dispensary brand created to accelerate growth and shift expectations around shopping for cannabis through a new retail and marketing approach. The first Sunnyside* location will open in Philadelphia, Pennsylvania in November with future locations planned for Illinois, Ohio, Arizona, Massachusetts and Michigan.

On August 8, 2019, the Company announced that it received regulatory approval for its acquisition of 100% of the membership interests of Gloucester. See the “General Development of the Business – Acquisitions and Dispositions –

Valley AG” section, above, for greater detail.

On September 16, 2019, the Company announced its intention to acquire Tryke. On October 30, 2019, the Company announced the expiration of the HSR Act waiting period. See the “General Development of the Business – Acquisitions and Dispositions – Tryke” section, above, for greater detail.

On September 17, 2019, the Company announced that it and Origin House submitted certifications of substantial compliance with the request for additional information under the HSR Act. On October 22, 2019, the Company announced the expiration of the HSR Act waiting period. On November 13, 2019, the Company announced amendments to the arrangement agreement. On January 8, 2020, the Company announced the closing of its acquisition. See the “General Development of the Business – Acquisitions and Dispositions – Origin House” section, above, for greater detail.

On September 27, 2019, the Company announced that it signed a binding agreement to sell its Joliet and Kankakee, Illinois properties to Innovative Industrial Properties (“IIP”) for approximately $46.3 million. Concurrent with the closing, Cresco will enter into a long-term, triple-net lease agreement with IIP and will continue to operate each property as a licensed cannabis cultivation and processing facility.

On September 30, 2019, Cresco’s three cultivation facilities located in Joliet, Kankakee and Lincoln were approved for growing adult-use cannabis by the Illinois Department of Agriculture.

On October 8, 2019, the Company announced the completion of its acquisition of Gloucester. See the “General Development of the Business – Acquisitions and Dispositions – Valley AG” section, above, for greater detail.

On October 16, 2019, Cresco’s five existing Illinois cannabis dispensaries received early approval adult-use dispending organization licenses making it the only company approved for both adult-use cultivation and adult-use dispensary operations in the state.

On November 6, 2019, the Company announced the launch of its incubator program for Illinois adult-use market dispensary applicants.

On November 15, 2019, the Company announced that its Sunnyside* dispensaries were granted three cannabis dispensary licenses in the city of Chicago.

On November 26, 2019, the Company announced that it had signed agreements to sell its Yellow Springs, Ohio and Marshall, Michigan properties to IIP for approximately $38 million in total, which amount includes proceeds for additional tenant improvements at both properties. Concurrent with the closing of the sale, the Company will enter into long-term, triple-net lease agreements with IIP and will continue to operate each property as a licensed cannabis cultivation and processing facility. The two properties represent approximately 166,500 square feet of industrial space in aggregate.

On December 9, 2019, the Company announced the first harvest of crop from its expanded cultivation facility in Lincoln, Illinois.

On December 12, 2019, the Company announced the closing of an agreement to sell its Lincoln, Illinois cultivation facility to GreenAcreage Real Estate Corp for $50 million. Concurrent with the closing, Cresco has agreed to enter into a long-term, triple-net lease agreement with GreenAcreage and will continue to operate the property as a licensed medical & recreational cannabis cultivation and processing facility.

On December 30, 2019, the Company announced the opening of its first five Sunnyside* dispensaries in Lakeview, Elmwood Park, Champaign, Buffalo Grove and Rockford, Illinois.

On January 22, 2020, the Company announced the signing of a senior secured Credit Agreement. On February 3,

2020, it announced its closing. See the “General Development of the Business – Financing Activities – Credit Facility” section, above, for greater detail.

On January 28, 2020, the Company closed an agreement to sell its Yellow Springs, Ohio property to IIP for approximately $10.5 million. Concurrent with the closing of the sale, the Company will enter into a long-term, triple-net lease agreement with IIP and will continue to operate as a licensed cannabis cultivation and processing facility.

On February 7, 2020, the Company announced the closing of its acquisition of HHH. See the “General Development of the Business – Acquisitions and Dispositions – Hope Heal Health” section, above, for greater detail.

On February 13, 2020, the Company announced the naming of former Molson Coors marketing executive, Gregory Butler, as its first-ever Chief Commercial Officer.

On February 27, 2020, the Company announced the conversion and rebranding of its dispensaries in Brooklyn, Huntington, New Hartford and Bardonia to Sunnyside* branded dispensaries.

On March 3, 2020, the Company announced the resignation of Joe Caltabiano as President. Mr. Caltabiano’s management responsibilities were taken up by CEO and co-founder, Charlie Bachtell as well as other members of the Company’s leadership team.

On March 9, 2020, the Company announced that its Sunnyside* dispensary in the River North neighborhood of Chicago received special use approval from the Zoning Board of Appeals.

On March 19. 2020, the Company provided an update on its response to COVID-19. See the “Risk Factors – COVID-

19 Pandemic” section, below, for greater detail.

On April 8, 2020, the Company announced that it plans to hire 250 people in Illinois for its retail operations.

On April 8, 2020, the Company announced additions to its senior leadership team, including the appointment of Tom Manning as Chair of the Board and Executive Chair; Todd West as Executive Vice President of Operations; Donny Trivisonno as Executive Vice President of Planning, Insights and Analytics; Brenna Albert as Senior Vice President and Controller of Accounting, Treasury and Tax; Drew Duval, Senior Vice President – Cultivation; Cora Colvin, Executive Vice President – Compliance; Geoff Mikelsons, Vice President – Finance.

On April 13, 2020, the Company announced that it will be expanding its local workforce to hire displaced workers and provide extra support to its employees in response to COVID-19.

On April 16, 2020. the Company announced that it has completed the expansion of its cultivation facility in Lincoln, IL, the largest in the state, and the first phase of expansion at its Kankakee facility. These expansions add approximately 180,000 square feet of additional indoor and greenhouse cultivation space, bringing the total cultivation space to 215,000 square feet across all three of its Illinois facilities.

On April 23, 2020, the Company announced that it has completed the agreement to sell its Marshall, MI property to IIP. The previously announced sale was for consideration of approximately $16 million, which includes $11 million in proceeds for tenant improvements.

On April 27, 2020, the Company entered into a termination agreement which cancels the Tryke Agreement and contemplates the Company’s payment of equity consideration for the termination of the Tryke Agreement.

See the “General Development of the Business – Financing Activities” section, above, for a description of the significant financing activities of the Company.

Growth Strategy

The legalization of cannabis throughout the United States continues to expand both recreationally and medically. Analysts at Cowen and Co. have established that the size of the U.S. cannabis market could surpass $50 billion by 2026.11 On the recreational side, there are currently multiple states in which the recreational sale of cannabis has been approved. These states include Alaska, Oregon, Washington, Nevada, California, Colorado, Massachusetts, Illinois, Michigan and Maine. In these markets, recreational sales should continue to grow as cannabis retailers benefit from a shift in consumers from illegal sales to legal sales and from new cannabis consumers. Cresco plans on capitalizing on the significant increase in cannabis consumption in these recreational markets through both an expansion of its retail footprint, as well an entry into other sizable recreational markets. Cresco will also seek opportunities to expand its cultivation and production operations in recreational markets through expansions of its existing facilities or through acquisitions of additional licenses or cultivation operators.

With respect to medical marijuana, as more research centers study the effects of cannabis-based products in treating or addressing therapeutic needs, and assuming that research findings demonstrate that such products are effective in doing so, management believes that the size of the U.S. medical cannabis market will also continue to grow as more states expand their medical marijuana programs and new states legalize medical marijuana. Given Cresco’s existing operations in Illinois and Pennsylvania, Cresco is well-versed in operating within a medical-only market and will continue to seek opportunities to expand into both new medical-only markets as well as adult use markets.

Cresco plans to leverage the success in Illinois, Pennsylvania, Ohio, Nevada, California, Arizona, Massachusetts, and New York to expand into legalized cannabis markets in other states, while focusing on compliance, control, efficiency, and product performance in the medicinal or adult use cannabis industry. Its strategy is to create a national brand by executing on the following actions:

•	Pursue acquisition of license or existing cannabis operations in other legal cannabis markets

•	Complete application process for new states beginning or expanding medical cannabis programs, such as Michigan

•	Create licensing and/or distribution partnerships to expand Mindy Segal edible products into growing markets, such as Nevada and California

Cresco has proven its ability to become operational in new markets and plans on continuing this trend. It completed construction of three cultivation facilities, with over 110,000 square feet of cultivation space, in approximately six months. It was one of the first operators in the State of Pennsylvania to be approved and come to market as a cultivator and dispensary. It was also one of the first cultivators to be deemed operational after acquiring a cultivation license in the State of Ohio.

[11]	https://www.marketwatch.com/story/marijuana-industry-could-be-worth-50-billion-annually-by-2026-2017-04-20

Cultivation

Cresco is building or has built and/or renovated thirteen separate cultivation facilities, totaling approximately 1.0 million12 cultivation square feet, across eight states (being Illinois, Nevada, Arizona, Ohio, California, Pennsylvania, Massachusetts and New York currently) which includes other non-cultivation activities. It operates both indoor and hybrid green houses. Cresco’s multiple cultivation, extraction and processing facilities allow it to produce cannabis products across several product categories.

Cresco currently has the following approximate cultivation square footage in each respective state of operation:

State	Current (sq ft) [13]	Planned (sq ft) [14]	Total
Illinois	210,000	—	210,000
Pennsylvania	88,000	—	88,000
Ohio	27,000	—	27,000
California	166,000	265,000	431,000
Massachusetts	18,000	38,000	56,000
Arizona	94,000	—	94,000
Nevada	—	—	—
New York	—	—	—
Michigan	—	53,000	53,000
Total	603,000	356,000	959,000

Designed to provide consistency of product, increase yields and minimize the possibility of crop failure, each of Cresco’s facilities is equipped with traditional commercial agriculture components, automated environmental control systems, and watering and feed fertigation systems. Developed over years of research, its proprietary nutritional regimen is utilized to ensure crop quality. Using organic and soluble-based plant nutritional supplements, secondary metabolites (cannabinoids/terpenes) are maximized resulting in superior flower quality, yield and consistency. Cresco has invested more than $45 million in cultivation and processing facilities and plans on continuing to do so.

Manufacturing

Cresco’s laboratory instrumentation gives it the ability to formulate and develop a variety of products based on traditional pharmaceutical delivery systems – pills, tinctures, topical salves, transdermal patches and edible forms with a variety of cannabinoid profiles. Cresco’s kitchen is outfitted with equipment that allows us to produce shelf-stable quality confections with consistency. Cresco has plans to develop a kitchen and laboratory in every state it operates in with the exception of Pennsylvania and New York due to regulatory restrictions on production and sales of edible products. It is expected that 40-50% of the raw cannabis produced at Cresco’s production facilities (except for raw

[12]

These statements constitute forward-looking information related to possible events, conditions or financial performance based on future economic conditions and courses of action. These statements involve known and unknown risks, assumptions, uncertainties and other factors that may cause actual results or events to differ materially. Cresco believes there is reasonable basis for the expectation reflected in the forward-looking statements, however these expectations may not prove to be correct.

[13]	These figures are approximate measurements of square footage.
[14]

Cresco’s expansion, production and cultivation plans are subject to a number of risks and uncertainties, including the need for new licenses or amendments to existing licenses, additional regulatory or municipal approvals, including zoning and other risks associated with construction and cultivation generally, See Risk Factors. No assurances are given as to the precise cost or timing.

cannabis produced in Pennsylvania and New York) will be used at Cresco’s kitchens and laboratories to make the vaporizable, oral, topical and edible products sold under the Cresco, ‘Reserve’, ‘Remedi’, and ‘Mindy’s’ brands.

Dispensaries

Wholesale

Cresco collaborates with its retail partners on strategic in-store promotions, customer events, and shelf space tactics to ensure maximum sell throughput. The Company takes a data-driven approach in its efforts to create an optimized sale process.

Retail

Cresco has an ownership interest (assuming the completion of and regulatory approval for the transactions contemplated herein) in the following: five (5) operational dispensaries in the State of Illinois; six (6) dispensaries in the State of Pennsylvania (three of which are currently operational); one (1) dispensary in the State of Arizona; one (1) dispensary in the State of Ohio; four (4) dispensaries in the State of New York; and one (1) dispensary in the State of Massachusetts.

Real Estate Strategy

Cresco is focused on entering cannabis markets with demand potential, supply constraints and high barriers to entry. Within its core markets, Cresco spends time and resources in selecting real estate in premium locations with significant foot traffic and proximity to popular attractions (restaurants, malls, sports arenas, hotels, etc.). Cresco targets retail spaces based on the market and available real estate. Cresco utilizes both its internal real estate team and a network of real estate brokers to negotiate leases and purchases on behalf of the company. Cresco typically prefers purchasing the underlying real estate for its retail operations and has been successful in securing debt financing for its real estate acquisitions. When purchasing real estate is not possible, it attempts to secure long-term leases and purchase options. Recently, Cresco entered into a number of sale and leaseback transactions in order to unlock real estate value. See the “Significant Events or Milestones” section above for a description of significant sale and leaseback transactions related to Cresco’s operations.

Branding and Marketing

Cresco utilizes a multi-brand approach to product development. The brand “Cresco” features THC-focused products available in flower, vape pens, and multiple forms of extracts. Each product falls into one of three proprietary categories: “Rise”, “Refresh”, “Rest”, named and color-coded to help the user intuitively identify the desired effects of the relevant strain’s cannabinoid profile. “Mindy’s Artisanal Edibles” and “Mindy’s Kitchen” are brands created in collaboration with James Beard Award Winning Chef Mindy Segal and are the industry’s first true culinary-backed edible option. Both of Mindy’s lines are lauded for their unique flavor profiles and delectability. “Reserve” products are made from Cresco’s most premium and exclusive plants and are the reward of years of selective breeding. “Remedi” products are designed for the medically-minded patient, with forms reminiscent of traditional pharmaceuticals. Additionally, the Company recently introduced three new brands “High Supply”, “Wonder” and “Good News.” “Sunnyside*” the Company’s national dispensary brand was introduced in late 2019.

Banking and Processing

Cresco deposits funds from its dispensary operations into its banking partners in each respective market. These state-chartered banks are fully aware of the nature of Cresco’s business and continue to remain supportive of Cresco’s growth plans. Cresco’s dispensaries currently accept only cash and debit card and do not process credit card payments. It is anticipated that over time all forms of payment will be accepted by each of the dispensaries.

Product Selection and Offerings

Product selection decisions are currently made by leaders from the product development, operations, finance, marketing and sales teams, who negotiate and receive bids from potential brand vendors across all product categories including flower, vape pens, oils, extracts, edibles and pre-rolls. Cresco bases its product selection decisions on market demand and opportunity, product quality, margin potential, consumer feedback and the ability for the respective brands to scale. Cresco also anticipates requiring brands to pay slotting fees for shelf space.

Cresco’s manufactured products are sold through Company-owned and managed dispensaries as well as third-party dispensaries. In the future, as production capacity increases, Cresco expects to sell bulk product, as well as new branded products to other dispensaries through both Company-owned and third-party distributors. The full extent of this will depend upon the ultimate extent of the Cresco-owned and managed retail footprint, as well as the ultimate expanded production capacity of Cresco’s cultivation and production facilities.

Cresco offers or plans to offer, the following products in the following states:

State	Offering
Illinois (Currently manufactures)	Cannabis dry flower, vaporizer forms of cannabis, cannabis oil in capsule, oral and sublingual solutions, cannabis in topical products, cannabis edible products and other cannabis products. Product lines include: THC focused products available in flower, vape pens, and multiple forms of extracts under the “Cresco” brand; “Reserve” products made from premium and exclusive plants; “High Supply” products that include flower and vape; “Good News” products that include flower, vape and edibles; “Wonder” that includes vape and edibles; and “Remedi” products including: tinctures, capsules, salves, ingestibles, sublingual oils and transdermal patches. Cresco Labs also sells cannabis infused edibles through its partnership with James Beard Award Winning Chef Mindy Segal. Under the brand “Mindy’s,” Cresco Labs sells cannabis infused edibles including but not limited to: chocolate and toffee confections, fruit-forward gummies, hard sweet and chews. Retail locations in Illinois sell a variety of these brands and their corresponding products.

Pennsylvania (Currently manufactures)	Cannabis dry flower, vaporizer forms of cannabis, cannabis oil in capsule, oral and sublingual solutions, cannabis in topical products and other cannabis products. The product lines include THC focused products available in flower, vape pens, and multiple forms of extracts under their “Cresco” brand; “Reserve” products made from premium and exclusive plants and “Remedi” products which include precisely-dosed non-combustible products including tinctures, capsules, salves and sublingual oils. Retail locations in Pennsylvania sell a variety of these brands and their corresponding products.

Ohio (Currently manufactures)	Cannabis dry flower for vaporizerization. If awarded a processor license, Cresco will also manufacture cannabis oil in capsule, oral and sublingual solutions, cannabis in topical products and other cannabis products. The product lines include (or will include if Cresco receives a processor license) THC focused products available in flower, vape pens, and multiple forms of extracts under their “Cresco” brand; “Reserve” products made from premium and exclusive plants and “Remedi” products which include precisely-dosed non-combustible products including tinctures, capsules, salves, sublingual oils and transdermal patches. Retail locations in Ohio will sell a variety of these brands and their corresponding products.

California (Currently manufactures)	Cannabis dry flower, vaporizer forms of cannabis, cannabis oil in capsule, oral and sublingual solutions, cannabis in topical products, cannabis edible products and other cannabis products. The product lines include THC focused products available in flower, vape pens, and multiple forms of extracts under their “Cresco” brand; and “Remedi” products. Cresco also sells cannabis infused edibles through its partnership with James Beard Award Winning Chef Mindy Segal. Under the brand “Mindy’s,” Cresco sells cannabis infused edibles, and fruit- forward gummies. Retail locations in California sell a variety of these brands and their corresponding products.

Nevada (Plans to manufacture)	Cannabis dry flower, vaporizer forms of cannabis, cannabis oil in capsule, oral and sublingual solutions, cannabis in topical products, cannabis edible products and other cannabis products. The product lines will include, THC focused products available in flower, vape pens, and multiple forms of extracts under their “Cresco” brand; “Reserve” products made from premium and exclusive plants and “Remedi” products which include precisely-dosed, non-combustible products including: tinctures, capsules, salves and sublingual oils. Cresco also sells cannabis infused edibles through its partnership with James Beard Award Winning Chef Mindy Segal under the brand “Mindy’s.” Mindy’s products are currently available in Nevada. Cresco will also sell cannabis infused edibles, including chocolate and toffee confections, fruit-forward gummies, hard sweet and chews. Retail locations in Nevada will sell a variety of these brands and their corresponding products.

Arizona (Plans to manufacture)	Cannabis dry flower, vaporizer forms of cannabis, cannabis oil in capsule, oral and sublingual solutions, cannabis in topical products, cannabis edible products and other cannabis products. The product lines will include THC focused products available in flower, vape pens, and multiple forms of extracts under their “Cresco” brand. Cresco will also sell cannabis infused edibles through its partnership with James Beard Award Winning Chef Mindy Segal. Under the brand “Mindy’s,” Cresco will also sell cannabis infused edibles including chocolate and toffee confections, fruit-forward gummies, hard sweet and chews. Retail locations in Arizona will sell a variety of these brands and their corresponding products.

Massachusetts (Currently manufactures)	Cannabis dry flower, vaporizer forms of cannabis, cannabis oil in capsule, oral and sublingual solutions, cannabis in topical products, cannabis edible products and other cannabis products. The product lines will include, THC focused products available in flower, vape pens, and multiple forms of extracts under their “Cresco” brand; “Reserve” products made from premium and exclusive plant and “Remedi” products which include precisely-dosed, non-combustible products, including tinctures, capsules, salves, sublingual oils and transdermal patches. Cresco will also cannabis infused edibles through its partnership with James Beard Award Winning Chef Mindy Segal under the brands “Mindy’s.” Cresco will also sell cannabis infused edibles, including chocolate and toffee confections, fruit-forward gummies, hard sweet and chews. Retail locations in Massachusetts will sell a variety of these brands and their corresponding products.

New York (Plans to manufacture)	Vaporizer forms of cannabis, cannabis oil in capsule, oral and sublingual solutions, cannabis in topical products and other cannabis products. The product lines include THC focused products available in vape carts and pens under their “Cresco” brand; “Remedi” products which include precisely-dosed non-combustible products including tinctures, capsules, salves and sublingual oils. Retail locations in New York will sell a variety of these brands and their corresponding products.

Product Pricing

Cresco’s prices vary based on the market conditions and product pricing of vendor partners. Generally, Cresco strives to keep pricing consistent across all store locations. Cannabis and cannabis product pricing is based on operating costs, materials costs, growth time, and other applicable variables. Additionally, product pricing reflects existing pricing regulations in Cresco’s markets where applicable. For example, the State of Nevada does not regulate pricing and licensed dispensing organizations within the State of Nevada. Companies may set their own prices for cannabis and cannabis products. However, products sold at dispensaries in Nevada are subject to a 10% cannabis excise and sales tax.

Inventory Management

Cresco has comprehensive inventory management procedures, which are compliant with the rules set forth by the applicable state and local laws, regulations, ordinances, and other requirements. These procedures ensure strict control over Cresco’s cannabis and cannabis product inventory from delivery by a licensed distributor to sale or delivery to a consumer, or disposal as cannabis waste. Such inventory management procedures also include measures to prevent contamination and maintain the safety and quality of the products dispensed at Cresco’s retail locations. Cresco understands its responsibility to the greater community and the environment and is committed to providing consumers with a safe, consistent and high-quality supply of cannabis.

Employees

As of December 31, 2019, Cresco had over 1,400 employees across its operating jurisdictions, primarily employed in Cresco’s cultivation, manufacturing, and processing operations and support thereof. Other significant departments include retail and other operations, logistics and supply chain, sales and marketing, legal and compliance, and other administrative and support functions. Cresco recruits, hires and promotes individuals that are best qualified for each position, priding itself on using a selection process that recruits people who are trainable, cooperative and share its core values as a company. In addition, the safety of employees is a priority and Cresco is committed to the prevention of illness and injury through the provision and maintenance of a healthy workplace. Cresco takes all reasonable steps to ensure staff are appropriately informed and trained to ensure the safety of themselves as well as others around them. See the “Significant Events or Milestones” section, above, for a description of significant hiring decisions of the Company.

Specialized Skill and Knowledge of Employees

To remain a leader in its field, Cresco relies on a motivated and experienced team, focused on offering the highest-quality product, in accordance with the regulations in force. The Company employs a diverse group of people for their particular administrative, operational and financial expertise, as well as numerous industry cultivation and growing of wellness and medical marijuana.

Competition

With respect to retail operations, Cresco expects to compete with other retail license holders across the markets that it operates in. Many of Cresco’s competitors in those markets are small local operators. In certain markets, such as California, there are also a number of illegally operating dispensaries, which serve as competition. However, it is expected that the majority of these dispensaries will be forced to cease operations in the next twelve months. In addition to physical dispensaries, Cresco also expects to compete with third-party delivery services, which provide direct-to-consumer delivery services.

In terms of cultivation and production, Cresco expects to compete with other licensed cultivators and operators in the states in which it operates. Similar to retail, there are a number of illegally operating cultivators in California which will serve as competition in the near-term. However, it is expected that the majority of these cultivators will cease operations over the next twelve months.

Intellectual Property

Cresco has developed numerous proprietary technologies and processes. These proprietary technologies and processes include its cultivation and extraction techniques, and certain cultivation equipment and irrigation systems. While exploring the patentability of these techniques and processes, Cresco relies on non-disclosure and confidentiality arrangements and trade secret protection.

Cresco has invested significant resources towards developing recognizable and unique brands and is in the process of seeking registration of trademarks with the United States Patent and Trademark Office and the states in which it operates. Cresco owns or operate 30 website domains, (including www.crescolabs.com, www.chooseremedi.com, www.cydispensary.com, www.crescocannabis.com, www.highsupplyofficial.com, www.mindysedibles.com and www.suunnysidedispensary.com) numerous social media accounts across all major platforms and various phone and web application platforms.

Cresco’s legal counsel monitors and proactively addresses potential intellectual property infringement. Additionally, Cresco maintains strict standards and operating procedures regarding its intellectual property, including the standard use of non-disclosure, confidentiality, and intellectual property assignment agreements.

Trademarks:

Cresco is in the process of registering the following brands for trademark protection at the Canadian federal level, U.S. federal level and/or in the states in which the brands are offered. For additional details on the risks associated with the lack of trademark protection please see “Risk Factors – Intellectual Property”:

	Stylized Design	Rebranded Stylized Design (as applicable)

The text and stylized logo for “Cresco”,

The text and stylized logo for “Cresco Labs”

The text and stylized logo for “Cresco Sun”

The text and stylized logo for “Remedi”

The text and stylized logo for “Reserve”

The stylized logo

The text and stylized logo for “Mindy’s Kitchen”

The text and stylized logo for “Mindy’s Artisanal Edibles”

The text and stylized logo for “CY+”

The stylized logo

The text and stylized logo for “Wonder Wellness Co.”

The text and stylized logo for “Good News”

The text and stylized logo for “High Supply”

Cresco has successfully registered for seven (7) at the U.S. federal level. Additionally, Cresco has successfully registered for forty-five (45) trademarks across seven (7) states including Illinois, Ohio, Pennsylvania, Nevada,

California, Arizona and New York for the brands offered within each state. The following table identifies the volume of protected marks by jurisdiction:

Jurisdiction	No. Registration Application Submitted	No. Registration Awarded as of 4/28/2020	Renewal Year
US PTO(1)	38	7	—
Illinois	27	27	2024
Pennsylvania	7	7	2024
Ohio	3	3	2029
Nevada	2	2	2024
California(1)	5	3	2024
Arizona	1	1	2029
New York	2	2	2030
Maryland(1)	1	—	—
Canada	31	—	—

(1)	Awaiting notice of successful application reviews

Ongoing application review is occurring at the Canadian and U.S. Federal level as well as within the state of California. Due to recent increases in the number of IP applications in the cannabis industry, Cresco anticipates feedback on the remaining submitted applications to be seen on a rolling basis and as early as the end of the third quarter 2020. As such, Cresco will continue to rely on common law protection for these brands during the trademark registration process. Moreover, Cresco will proactively seek intellectual property protection for brand expansions in current markets as well as any new market expansion. For additional details on the risks associated with the lack of trademark protection please see “Risk Factors – Intellectual Property”.

Patents

Cresco is in the process of registering two (2) patents for the proprietary technologies and processes specifically in extraction process for producing liquid live resin. Applications seeking expedited review were submitted to the United States Patent and Trademark Office in the fourth quarter of 2019. However, with the ongoing application review and increased number of IP applications in the cannabis industry, Cresco anticipates feedback on both applications as early as the end of the fourth quarter of 2020. For additional details on the risks associated with the lack of patent protection please see “Risk Factors – Intellectual Property.”

Jurisdiction	No. Registration Application Submitted	No. Registration Awarded as of 4/28/2020	Renewal Year
US PTO(1)	2

(1)	Awaiting notice of successful application reviews

United States Regulatory Environment

The following sections describe the legal and regulatory landscape in the states in which Cresco operates. While Cresco’s operations are in full compliance with all applicable state laws, regulations and licensing requirements, for the reasons described above and the risks further described in “Risk Factors”, there are significant risks associated with the business of Cresco. Readers are strongly encouraged to carefully read all of the risk factors contained in “Risk Factors” below.

Federal Regulatory Environment

Under U.S. federal law, marijuana is currently a Schedule I drug. The CSA has five different tiers or schedules. A Schedule I drug means the Drug Enforcement Agency (“DEA”) considers it to have a high potential for abuse, no accepted medical treatment, and lack of accepted safety for the use of it even under medical supervision. Other Schedule I drugs are heroin, LSD and ecstasy. Cresco believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of marijuana or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered. Additionally, while studies show cannabis is less harmful than alcohol,15 alcohol is not classified under the CSA.

The U.S. federal position is also not necessarily consistent with democratic approval of marijuana at the state government level in the United States. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of marijuana under the Cannabis Act (Canada), marijuana is largely regulated at the state level in the United States. State laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the United States authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall apply.

Nonetheless, more than half of the U.S. states have now legalized adult-use and/or medical marijuana. As more and more states legalized medical and/or adult-use marijuana, the federal government sought to provide guidance to enforcement agencies and banking institutions with the introduction of the DOJ Memorandum drafted by former Deputy Attorney General James Michael Cole in 2013 (the “Cole Memo”)16 and the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) guidance in 2014.17

The Cole Memo offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states. The memo put forth eight prosecution priorities:

•	Preventing the distribution of marijuana to minors;

•	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

[15]

See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and Fals-Steward, W.,Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

[16]

U.S. Dept. of Justice. (2013). Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement. Washington, DC: US Government Printing Office. Retrieved from https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

[17]

Department of the Treasury Financial Crimes Enforcement Network. (2014). Guidance re: BSA Expectations Regarding Marijuana-Related Businesses (FIN-2014-G001). Retrieved from https://www.fincen.gov/resources/statutes-regulations/guidance/bsa-expectations-regarding-marijuana-related-businesses.

•	Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

•	Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

•	Preventing the violence and the use of firearms in the cultivation and distribution of marijuana;

•	Preventing the drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

•	Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

•	Preventing marijuana possession or use on federal property.

Following the inauguration of President Trump, a Task Force on Crime Reduction and Public Safety was established through an executive order by the President of the U.S. in February 2017. The Task Force was to deliver its recommendations by July 27, 2017. To date, its recommendations have not been made public.

In March 2017, U.S. Attorney General Jeff Sessions acknowledged the validity of the Cole Memo and noted limited federal resources due to the appropriations restrictions.

However, in January 2018, United States Attorney General, Jeff Sessions, issued a memorandum (the “Sessions Memo”), which rescinded the Cole Memo and thereby created a vacuum of guidance for enforcement agencies and the DOJ. As an industry best practice, despite the recent rescission of the Cole Memo, the Company continues to do the following to ensure compliance with the guidance provided by the Cole Memo:

•

ensure the operations of its subsidiaries (or third parties, in the jurisdictions where Cresco conducts its business as an ancillary services provider) are compliant with all licensing requirements that are set forth with regards to cannabis operation by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions. To this end, Cresco retains appropriately experienced legal counsel to conduct the necessary due diligence to ensure compliance of such operations with all applicable regulations;

•

the activities relating to cannabis business adhere to the scope of the licensing obtained – for example, in the states where only medical cannabis is permitted, the products are only sold to patients who hold the necessary documentation to permit the possession of the cannabis; and in the states where cannabis is permitted for adult recreational use, the products are only sold to individuals who meet the requisite age requirements;

•

in working with licensed operators, such as cultivators and manufacturers in due diligence on the policies and procedures to ensure that the products are not distributed to minors. Additionally, Cresco employs professional consultants to investigate any past license violations and ensure that the business has not been involved in these types of violations;

•

Cresco only works through licensed operators, which must pass a range of requirements, adhere to strict business practice standards and be subjected to strict regulatory oversight with sufficient checks and balances to ensure that no revenue is distributed to criminal enterprises, gangs and cartels. Furthermore, as a part of its due diligence, Cresco retains professional consultants to vet the ownership of such cannabis businesses to ensure that no profits or revenues are used for the benefit of criminal enterprises;

•

as a part of its compliance audit, Cresco also ensures that the licensed operators have an adequate inventory tracking system and necessary procedures in place to ensure that such compliance system is effective in tracking inventory. This is done to ensure that there is no diversion of cannabis or cannabis products into the states where cannabis is not permitted by state law, or cross the state lines in general;

•

Cresco conducts the necessary review of financial records and where appropriate retains professional third-party consultants to do so, to ensure that the state-authorized cannabis business activity is not used as a cover or pre-text for trafficking of other illegal drugs or engaged in other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes;

•

Cresco conducts background checks to ensure that the principals and management of the licensed operators are of good character, and have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis;

•

Cresco conducts reviews of activities of the cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of licensed premises (including the cases where such possession permitted by regulation – e.g. transfer of products between licensed premises). These activities are done to ensure that no licensed operators possess or use cannabis on federal property or engage in manufacturing or cultivation of cannabis on federal lands; and

•

Cresco conducts reviews of products and product packaging to ensure that the products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

On November 7, 2018, Mr. Sessions tendered his resignation as Attorney General at the request of President Donald Trump. Following Mr. Sessions’ resignation, Matthew Whitaker began serving as Acting United States Attorney General. On February 14, 2018, President Trump’s nominee William Barr was confirmed as the Attorney General. Mr. Barr served as Attorney General in the presidential administration of George H.W. Bush from 1991 to 1993. Mr. Barr has stated that as Attorney General, he does not intend to prosecute parties, who have complied with state law in reliance on the Cole Memo. Mr. Barr has also stated the need for more legal growers of marijuana for research, and is acknowledging that a recent bill legalizing hemp has broad implications for sale of cannabis products. Further, prior to Mr. Barr’s confirmation, he stated that he has not considered or determined whether further administrative guidance would be appropriate, or what such guidance might look like. however, he did note that if confirmed, he would give the matter careful consideration (collectively the “Barr Comments”).

Due to the ambiguity of the Sessions Memo and the uncertainty of the actions Mr. Barr may take, there can be no assurance that the federal government will not seek to prosecute cases involving marijuana businesses that are otherwise compliant with state law. The DOJ has not historically devoted resources to prosecuting individuals whose conduct is limited to possession of small amounts of marijuana for use on private property, but has relied on State and local law enforcement to address marijuana activity. In the event the DOJ reverses its stated policy and begins strict enforcement of the CSA in states that have laws legalizing medical marijuana and adult-use marijuana in small amounts, there may be a direct and adverse impact to our business and our revenue and profits.

Since the issuance of the Sessions Memo, limited public comments have been made by the U.S. Attorneys in the jurisdictions in which the reporting issuer operates regarding the enforcement of federal law related to cannabis. The U.S. Attorneys who have made statements where the reporting issuer operates are outlined below.

Benjamin C. Glassman, U.S. Attorney for the Southern District of Ohio, stated that “Congress made marijuana illegal under the Controlled Substances Act. That was true under Deputy Attorney General Cole’s 2013 memorandum on marijuana enforcement, and it’s just as true under the Sessions Memo today.” Further Mr. Glassman has taken the position that federal law enforcement continues to work with limited resources and is focused on prosecutions that have the biggest impact on public safety.

Justin E. Herdman, U.S. Attorney for the Northern District of Ohio, stated that he does not plan to change his approach to bringing criminal cases involving marijuana, even in light of guidance from the Sessions Memo the has freed the ability of prosecutors to pursue such cases.

A spokesperson for McGregor Scott, U.S. Attorney for the Eastern District of California, has stated that that marijuana violations in the Eastern District will be evaluated in accordance with our district’s federal law enforcement priorities and resources.

Adam Braverman, U.S. Attorney for the Southern District of California, commented that the DOJ is committed to reducing violent crime and enforcing the laws as enacted by Congress. The cultivation, distribution, and possession of marijuana has long been and remains a violation of federal law and the Southern District of California will utilize long-established prosecutorial priorities to carry out its mission to combat violent crime, disrupt and dismantle transnational criminal organizations, and stem the rising tide of the drug crisis.

Andrew Lelling, U.S. Attorney for the District of Massachusetts, commented that Congress has unambiguously made it a federal crime to cultivate, distribute and/or possess marijuana and as a law enforcement officer in the Executive Branch, it is his sworn responsibility to enforce that law, guided by the Principles of Federal Prosecution. Mr. Lelling acknowledged that he will proceed on a case-by-case basis, assessing each matter according to those principles and deciding whether to use limited federal resources to pursue it. Mr. Lelling expressed concern deciding, in advance, to immunize a certain category of actors from federal prosecution would be to effectively amend the laws Congress has already passed. The kind of categorical relief sought by those engaged in state-level marijuana legalization efforts can only come from the legislative process.

John Childress, U.S. Attorney for the Central District of Illinois, commented that for citizens of central Illinois, the Sessions Memo does not change long-established prosecutorial principles to enforce federal law and that his office will continue to work together with our law enforcement partners, to promote the safety and interests of our local communities.

Matthew Schneider, U.S. Attorney for the Eastern District of Michigan, was reported as saying that his office will review marijuana cases in terms of where those cases fit within our priorities and our limited federal resources.

Scott Brady, U.S. Attorney for the Western District of Pennsylvania, released a statement which noted that his office will continue to deploy all prosecutorial tools at our disposal to protect the citizens of western Pennsylvania from those individuals and criminal organizations which traffic in all illegal controlled substances, including marijuana. This was in contrast to Pennsylvania Governor Tom Wolf who views the Sessions Memo as a backwards move and vowed to protect cancer patients, kids with epilepsy, veterans with PTSD and all Pennsylvanians seeking relief from legal medical marijuana. Governor Wolf was critical of the Trump Administration and affirmed his commitment to do everything in his power to protect Pennsylvania patients.

On January 8, 2018, Mr. Andrew E. Lelling, U.S. Attorney for the District of Massachusetts, commented that his office cannot provide assurances that certain categories of participants in the state-level marijuana trade will be immune from federal prosecution. In addition, Mr. Lelling’s office released the following statement:

“This is a straightforward rule of law issue. Congress has unambiguously made it a federal crime to cultivate, distribute and/or possess marijuana. As a law enforcement officer in the Executive Branch, it is Mr. Lelling’s sworn responsibility to enforce that law, guided by the Principles of Federal Prosecution. To do that, however, Mr. Lelling must proceed on a case-by-case basis, assessing each matter according to those principles and deciding whether to use limited federal resources to pursue it. Deciding, in advance, to immunize a certain category of actors from federal prosecution would be to effectively amend the laws Congress has already passed, and that Mr. Lelling will not do. The kind of categorical relief sought by those engaged in state-level marijuana legalization efforts can only come from the legislative process.”

Notwithstanding the foregoing, there is no guarantee that the current Presidential administration will not change the stated policy of the previous administration regarding the low-priority enforcement of U.S. federal laws that conflict with state laws. The Trump administration and Congress could decide to enforce U.S. federal laws vigorously.

Due to the CSA categorization of marijuana as a Schedule I drug, U.S. federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the United States Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy.

On January 16, 2018, a coalition of 19 attorney generals from various states, including: Ms. Lisa Madigan, Illinois Attorney General, Xavier Becerra, California Attorney General, Eric T. Schneiderman, New York Attorney General (who has since been replaced by Barbara Underwood) and Josh Shapiro, Pennsylvania Attorney General released a joint statement urging Congress to advance legislation that would allow states with legalized medical or recreational marijuana to participate in the banking system. Banks and other depository institutions are currently hindered by federal law from providing financial services to marijuana businesses, even in states where those businesses are regulated. In February 2019, the House Financial Services subcommittee took up proposed legislation, the Secure and Fair Enforcement Banking Act of 2019 or SAFE Banking Act (the “SAFE Act”), that would protect banks and their employees from punishment for providing services to cannabis businesses that are legal on a state level. First hearings for the SAFE Banking Act occurred in February 2019 and the bill was introduced in Congress in March 2019.

While the United States Congress is contemplating the SAFE Act, if Congress fails to pass the SAFE Act, the Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

While there has been no change in U.S. federal banking laws to account for the trend towards legalizing medical and recreational marijuana by U.S. states, FinCEN has issued guidance advising prosecutors of money laundering and other financial crimes not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses, so long as that business is legal in their state and none of the federal enforcement priorities are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

1.	verifying with the appropriate state authorities whether the business is duly licensed and registered;

2.	reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

3.	requesting from state licensing and enforcement authorities available information about the business and related parties;

4.

developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus recreational customers);

5.	ongoing monitoring of publicly available sources for adverse information about the business and related parties;

6.	ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and

7.

refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk. With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Due to the fear by financial institutions of being implicated in or prosecuted for money laundering, marijuana businesses are often forced into becoming “cash-only” businesses. As banks and other financial institutions in the U.S. are generally unwilling to risk a potential violation of federal law without guaranteed immunity from prosecution, most refuse to provide any kind of services to marijuana businesses. Despite the attempt by FinCEN to legitimize marijuana banking, in practice its guidance has not made banks much more willing to provide services to marijuana businesses. This is because, as described above, the current law does not guarantee banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each marijuana business they take on as a customer. Recently, some banks that have been servicing marijuana businesses have been closing accounts operated by marijuana businesses and are now refusing to open accounts for new marijuana businesses for the reasons enumerated above.

The few credit unions who have agreed to work with marijuana businesses are limiting those accounts to no more than 5% of their total deposits to avoid creating a liquidity risk. Since the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also servicing the need of their other customers.

The U.S. Treasury Department, headed by Stephen Mnuchin, has publicly stated they were not informed of the Attorney General Jeff Sessions’ desire to rescind the Cole Memo and do not have a desire to rescind the FinCEN guidance for financial institutions.18 Multiple legislators believe that Sessions’ rescinding of the Cole Memo invites an opportunity for Congress to pass more definitive protections for marijuana businesses in states with legal marijuana programs during this Congress.19

On December 20, 2014, President Obama signed into law a federal spending bill with a Congressional appropriation rider for the year ending September 30, 2015, providing that “None of the funds made available to the DOJ pursuant to the 2015 Consolidated and Further Continuing Appropriations Act may be used to prevent certain states, including Arizona, Nevada and California, from implementing their own laws that have authorized the use, distribution, possession, or cultivation of medical marijuana” (the “Rohrabacher-Blumenauer Amendment”). This limitation was carried over for the year ending September 30, 2016. The DOJ addressed the impact of the Rohrabacher-Blumenauer Amendment in a memorandum dated February 27, 2015, which was released to the public in August 2015. That memorandum took the position that the Rohrabacher-Blumenauer Amendment does not bar the use of funds for civil and criminal enforcement “consistent with the existing DOJ guidance….” The DOJ’s interpretation appears to have been firmly rejected by the U.S. Court of Appeals for the Ninth Circuit (which includes federal court districts of Arizona and Nevada). In a decision dated August 16, 2016, the Court specifically ruled that the Rohrabacher-Blumenauer Amendment prohibited the use of DOJ funds for “conduct completely authorized by State law” United States v McIntosh, No.15-10117, 2016 WL 4363168, at 32 (9th Cir. Aug. 16, 2016). Both Congress and marijuana-related businesses recognize that guidance is not law and thus have worked to continually renew the Rohrabacher-Blumenauer Amendment since 2014. This amendment prevents the DOJ from using congressional funds to prosecute cannabis businesses in states that have medical marijuana laws and programs. In 2017, Senator Patrick Leahy (D-Vermont) introduced a similar amendment to H.R.1625 – a vehicle for the Consolidated Appropriations Act of 2018), preventing federal prosecutors from using federal funds to impede the implementation of medical cannabis

[18]

Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks. Retrieved from https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants-marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7). Retrieved from http://www.scotsmanguide.com/News/2018/02/Mnuchin—Treasury-is-reviewing-cannabis-policies/.

[19]	Jackson, Cherese. (2018 January 30). State-by-State Analysis of Sessions Move to Rescind Cole Memo. Retrieved from

http://guardianlv.com/2018/01/state-state-analysis-sessions-move-rescind-cole-memo/; see also Velasquez, Josefa. (2018 January 23). NY Lawmarker Asks US Attorneys to Keep Hands Off State’s Med Marijuana Programs. Retrieved from https://www.law.com/newyorklawjournal/sites/newyorklawjournal/2018/01/22/ny-lawmaker-asks-us-attorneys-to-keep-hands-off-states-med-marijuana-programs/?slreturn=20180205182803; see also “This is Outrageous”: Politicians react to news that A.G. Sessions is rescinding Cole Memo. (January 4, 2018). Retrieved from https://www.thecannabist.co/2018/01/04/sessions-marijuana-cole-memo-politicians/95890/.

laws enacted at the state level, subject to Congress restoring such funding, being the Leahy Amendment. The Leahy Amendment was set to expire with the 2018 fiscal year on September 30, 2018, but was effectively extended to December 21, 2018 when Congress passed the Continuing Appropriations Act, 2019 in September 2018. On December 22, 2018, the U.S. Congress failed to pass an omnibus appropriations bill for fiscal year 2019, causing a shutdown of the federal government. Currently, the Leahy Amendment is no longer in effect. At this time, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with state law. Further, while the Leahy Amendment is currently included in both the House version (referred to therein as the Joyce Amendment) and the Senate version (referred to therein as the Leahy Amendment) of the 2019 omnibus appropriations bill, there can be no assurances that it will be included in final appropriations package. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favor of the Company.

For fiscal year 2019, the strategy amongst the Congressional Marijuana Working Group, is to introduce numerous marijuana-related appropriations amendments in the Appropriations Committee in both the House and Senate, similar to the strategy employed in fiscal year 2018.20 The amendments will include protections for marijuana-related businesses in states with medical and adult use marijuana laws, as well as protections for financial institutions that provide banking services to state-legal marijuana businesses.21 On February 15, 2019, the President of the United States signed an omnibus appropriations bill in respect of certain appropriations bills for the remainder of fiscal year 2019 which included appropriations protecting the medical cannabis industry.22 23 The Leahy Amendment was included in the 2020 Fiscal Year Appropriations Package of the federal budget for fiscal year 2020 which runs from October 1, 2019 to September 30, 2020, and was signed by the President of the United States on December 20, 2019 to pass. However, it should be noted that there is no assurance that such amendments will be passed into law.

On June 7, 2018, the Strengthening the Tenth Amendment Through Entrusting States Act (the “STATES Act”) was introduced in the Senate by Republican Senator Cory Gardner of Colorado and Democratic Senator Elizabeth Warren of Massachusetts. A companion bill was introduced in the House by Democratic representative Jared Polis of Colorado. The bill provides in relevant part that the provisions of the CSA, as applied to marijuana, “shall not apply to any person acting in compliance with state law relating to the manufacture, production, possession, distribution, dispensation, administration, or delivery of marihuana.” Even though marijuana will remain within Schedule I under the STATES Act, it makes the CSA unenforceable to the extent it is in conflict with state law. In essence, the bill extends the limitations afforded by the protection within the federal budget—which prevents the DOJ and the DEA from using funds to enforce federal law against state-legal medical cannabis commercial activity – to both medical and recreational cannabis activity in all states where it has been legalized. By allowing continued prohibition to be a choice by the individual states, the STATES Act does not fully legalize cannabis on a national level. In that respect, the bill emphasizes states’ rights under the Tenth Amendment, which provides that “the powers not delegated to the

United States by the Constitution, nor prohibited by it to the States, are reserved to the States respectively, or to the people.” Under the STATES Act, companies operating legal cannabis operations would no longer be considered “trafficking” under the CSA, and this would likely assist financial institutions in transacting with individuals and

[20]

Congress of the United States. (2018 January 12). Letter to The Honorable Paul Ryan, The Honorable Nancy Pelosi, Chairman Rodney P. Frelinghuysen and Ranking Member Nita Lowey. Retrieved from https://polis.house.gov/uploadedfiles/marijuana_appropriations_mcclintock-polis_language_1-12-18.pdf.

[21]

Congress of the United States. (2018 January 17). Letter to Director Kenneth Blanco of the Financial Crimes Enforcement Network of the Department of the Treasury. Retrieved from https://dennyheck.house.gov/sites/dennyheck.house.gov/files/FINCEN%20MJ%20Guidance%20Letter%20FINAL.pdf; see also United States Senate. (2018 January 11). Letter to Director Kenneth Blanco of the Financial Crimes Enforcement Network of the Department of the Treasury. Retrieved from https://www.documentcloud.org/documents/4347431-368944892-Letter-Urging-FinCEN-to-Maintain.html#document/p1; see also United States Senate. (2018 January 18). Letter to Director Kenneth Blanco of the Financial Crimes Enforcement Network of the Department of the Treasury. Retrieved from https://www.documentcloud.org/documents/4356160-18-01-18-FinCEN-LTR-Cannabis-Banking.html; see also Congress of the United States. (2018 January 25). Letter to The Honorable Donald Trump. Retrieved from https://www.warren.senate.gov/files/documents/2018_01_25%20Letter%20to%20Trump%20on%20Sessions%20withdrawal%20of%20the%20Cole%20memo.pdf.

[22]

Boston Globe. Trump issues signing statement on medical marijuana provision of funding bill. Retrieved from https://www.bostonglobe.com/news/marijuana/2019/02/15/trump-issues-signing-statement-medical-marijuana-provisionfunding-bill/UwqDzyQwhRppWqN9lCvuiP/story.html

[23]	Committee for a Responsible Federal Budget. Appropriations Watch: FY 2019. Retrieved from http://www.crfb.org/blogs/appropriations-watch-fy-2019 businesses in the cannabis industry without the threat of money laundering prosecution, civil forfeiture, and other criminal violations that could lead to a charter revocation. The STATES Act is currently draft legislation and there is no guarantee that it will become law in its current form.

Since 2014, Congress has made immense strides in marijuana policy. The bipartisan Congressional Cannabis Caucus launched in 2017 and is headed by Representatives Dana Rohrabacher (CA-48), Earl Blumenauer (OR-03), Don Young (AK-At Large), and Jared Polis (CO-02). The group is “dedicated to developing policy reforms that bridge the gap between federal laws banning marijuana and the laws in an ever-growing number of states that have legalized it for medical or recreational purposes.“24 Additionally, each year more Representatives and Senators sign on and co-sponsor marijuana legalization bills including the CARERS Act, REFER Act and others. While there are different perspectives on the most effective route to end U.S. federal marijuana prohibition, Congressman Blumenauer and Senator Wyden introduced the three-bill package, Path to Marijuana Reform which would fix the 280E provision, eliminate civil asset forfeiture and federal criminal penalties for businesses complying with state law, reduce barriers to banking, and would de-schedule, tax and regulate marijuana in 2017.25 Senator Booker has also introduced the Marijuana Justice Act, which would de-schedule marijuana, and in 2018 Congresswoman Barbara Lee introduced the House companion.

An additional challenge to marijuana-related businesses is that the provisions of the Internal Revenue Code of 1986 as amended (the “U.S. Tax Code”), Section 280E, are being applied by the IRS to businesses operating in the medical and adult use marijuana industry. Section 280E of the U.S. Tax Code prohibits marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to pay higher effective U.S. federal tax rates than similar companies in other industries. The effective tax rate on a marijuana business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be.

On December 20, 2018, Congress passed the Farm Bill, which became law in the United States and included the legalization of hemp, which will change how hemp and hemp-derived products like CBD are regulated in the U.S., which is expected to be regulated by the United States Department of Agriculture

Currently, there are 33 states plus the District of Columbia, Puerto Rico and Guam that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Other states are considering similar legislation. Conversely, under the CSA, the policies and regulations of the federal government and its agencies are that cannabis has no proven medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited.

Local, state, and U.S. federal medical marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require the Company to incur substantial costs associated with compliance or alter certain aspects of its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company’s business plan and result in a material adverse effect on certain aspects of its planned operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of the Company’s business. No prediction can be made as to the nature of any future laws, regulations, interpretations or applications, nor can it be determined what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Notwithstanding the permissive regulatory environment of medical marijuana at the state level, marijuana continues to be categorized as a controlled substance under the CSA. Under the CSA, the policies and regulations of the U.S. federal government and its agencies are that cannabis has no “proven” medical benefits. Unless and until Congress amends the CSA with respect to medical marijuana, as to the timing or scope of any such potential amendments there can be no assurance, there is a risk that U.S. federal authorities may enforce current U.S. federal law, and we may be deemed to be producing, cultivating, or dispensing marijuana in violation of U.S. federal law with respect to the Company’s current or proposed business operations, or the Company may be deemed to be facilitating the sale or

[24]	Huddleston, Tom Jr. (2017 February 17). Pro-Pot Lawmakers Launch a Congressional Cannabis Caucus. Retrieved from http://fortune.com/2017/02/16/congress-cannabis-caucus/.
[25]

Wyden, Blumenauer. (2017 March 30). Wyden, Blumenauer announce bipartisan path to marijuana reform. Retrieved from https://blumenauer.house.gov/media-center/press-releases/wyden-blumenauer-announce-bipartisan-path-marijuana-reform.

distribution of drug paraphernalia in violation of U.S. federal law. A change in the U.S. federal government’s approach to begin more active enforcement of cannabis may adversely affect our revenues and profits. The risk of strict enforcement of the CSA in light of Congressional activity, judicial holdings, and stated U.S. federal policy remains uncertain.

Laws and regulations affecting the medical marijuana industry are constantly changing, which could detrimentally affect the proposed operations of the Company. The risk of U.S. federal enforcement and other risks associated with the Company’s business are described “Risk Factors” below.

State Regulatory Environment

STATE LEVEL U.S. CANNABIS OPERATIONS

Illinois

Illinois Regulatory Landscape

The Compassionate Use of Medical Cannabis Pilot Program Act, which allows individuals diagnosed with a debilitating medical condition access to medical marijuana, became effective January 1, 2014 and is extended through July 1, 2020. There are more than 50 qualifying conditions as part of the medical program, including epilepsy, traumatic brain injury, and post-traumatic stress disorder (“PTSD”). Illinois’ retail market size for 2017 was over $86 million, representing an over 140% year-over-year increase. As of October 3, 2018, total retail sales were over $97 million representing an approximate 12% increase over 2017 retail sales (with 2 months remaining).26 On August 28, 2018, the Alternatives to Opioids Act (Public Act 100-1114) was signed into law. The Alternative to Opioids Act significantly expands the Illinois’ medical marijuana market by enabling patients to access medical marijuana in place of pharmaceutical opioid medications. The Illinois Department of Public Health reports that there were more than 5.3 million prescriptions for opioid-based painkillers filled last year. This paves the way for the single-largest expansion of the existing Illinois Medical Cannabis Pilot Program, which has about 42,000 authorized patients. Those patients have brought the state about $200 million in sales tax revenue since the program’s inception in late 2015.27 On August 9, 2019, the “Pilot” status was removed and the medcal program became permanent.

The Opioid Alternative Pilot Program launched January 31, 2018 with registration open through the Illinois Department of Public Health. The pilot program is part of the Alternative to Opioids Act, which former Gov. Bruce Rauner signed into law in August 2018, with the aim of combating the opioid epidemic. The pilot program will allow patients that receive or are qualified to receive opioid prescriptions access to medical marijuana as an alternative to prescription opioid medications such as OxyContin, Percocet and Vicodin. Medical Cannabis Pilot Program patients with one of more than 50 qualifying medical conditions designated by the state of Illinois, and a doctor recommendation can also receive a temporary medical cannabis card online and make immediate cannabis purchases without waiting for their permanent card to be processed. In January 2019, one of Cresco’s Illinois dispensary locations launched its participation in this pilot program and made the first sale of medical cannabis thereunder.

In January 2019, JB Pritzker was sworn into office as Governor of Illinois. Cresco’s CEO and co-founder, Charles Bachtell, has been appointed to the Cannabis Legalization Subcommittee of the governor’s transition team. Cannabis Legalization is one of four subcommittees under the Governor’s Restorative Justice and Safe Communities Transition Committee. The primary goals of the Cannabis Legalization Subcommittee are to evaluate and develop implementation recommendations for the Governor-elects platform on legalizing cannabis. As outlined during the Governor’s campaign, these priorities include safely legalizing and decriminalizing cannabis, reviewing and commuting the sentences of people incarcerated for cannabis offenses in Illinois, as well as a focus on diversity and community outreach.

[26]	Illinois Medical Cannabis Pilot Program. (2018 October 3). Overall Medical Cannabis Pilot Program Data, as of 24/10/2018. Retrieved from https://www2.illinois.gov/sites/mcpp/Pages/update10032018.aspx
[27]

Illinois News Network (2018 August 28). New law expands access to medical marijuana in Illinois to curb opioid use https://www.ilnews.org/news/health/new-law-expands-access-to-medical-marijuana-in-illinois-to/article_4b2a156c-ab05-11e8-95a9-037d97496f1a.html

On June 25, 2019, Governor Pritzker signed into law the Cannabis Regulation and Tax Act, thereby legalizing the recreational use of cannabis. The establishment of a regulatory scheme and the grant of licenses to cultivate, distribute, and sell recreational cannabis in Illinois are in process for new operators. Sales of recreational cannabis began on or about January 1, 2020.

Cresco entered into sale and leaseback transactions related to three properties for its Illinois operations. See the “Significant Events or Milestones” section, above, for greater detail.

Illinois Licenses

Cresco currently operates three medical cannabis cultivation and manufacturing centers in Illinois and holds an ownership interest in five dispensary locations in Illinois. The cultivation and manufacturing licenses were awarded based on merit in a competitive application process to applicants who demonstrated operational expertise and financial backing.

Cresco is licensed to operate in the state of Illinois as a medical cultivator and medical product manufacturer. Phoenix Farms of Illinois, LLC d/b/a Phoenix Botanical d/b/a Sunnyside (“Phoenix Farms”), PDI Medical III, LLC d/b/a PDI Medical d/b/a Sunnyside (“PDI”), FloraMedex LLC d/b/a Sunnyside (“FloraMedex”), MedMar Lakeview d/b/a Sunnyside, and MedMar Rockford d/b/a Sunnyside, are licensed to operate retail dispensaries in the State of Illinois. The Table below lists the licenses issued to Cresco, Phoenix Farms, PDI, FloraMedex, MedMar Lakeview, and MedMar Rockford in respect of its operations in Illinois. Under applicable laws, the licenses permit Cresco, Phoenix Farms, PDI, FloraMedex, MedMar Lakeview and MedMar Rockford to cultivate, manufacture, process, package, sell, and purchase (as applicable) marijuana pursuant to the terms of the licenses, which are issued by the Department of Agriculture and the Department of Financial and Professional Regulation under the provisions of the Illinois Revised Statutes 410 ILCS 130. All licenses are, as of the date hereof, active with the State of Illinois. There are two categories of licenses in Illinois: (i) cultivation/processing and (ii) dispensary. The licenses are independently issued for each approved activity.

All cultivation/processing establishments must register with the Illinois Department of Agriculture. All dispensaries must register with the Illinois Department of Financial and Professional Regulation. If applications contain all required information, and after vetting by officers, establishments are issued a medical marijuana establishment registration certificate. Registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email from the Department of Agriculture or Illinois Department of Financial and Professional Regulation and include a renewal form.

Licenses in the State of Illinois

Holding Entity	Permit/License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Cresco Labs, LLC	Early Approval Adult Use Cultivation Center License License Number: 1503060739-EA	Kankakee	03/31/21	Permit to operate an early approval adult use cultivation center
	Early Approval Adult Use Cultivation Center License License Number: 1503060740-EA	Lincoln	03/31/21	Permit to operate an early approval adult use cultivation center

	Early Approval Adult Use Cultivation Center License License Number: 1503060741-EA	Joliet	03/31/21	Permit to operate an early approval adult use cultivation center

Cresco Labs, LLC	Medical Cannabis Cultivation Center Operating Permit License Number: 1503060739	Kankakee	05/18/20	Permit to operate medical cannabis cultivation center

	Medical Cannabis Cultivation Center Operating Permit License Number: 1503060740	Lincoln	03/09/21	Permit to operate medical cannabis cultivation center

	Medical Cannabis Cultivation Center Operating Permit License Number: 1503060741	Joliet	03/09/21	Permit to operate medical cannabis cultivation center

	Industrial Hemp Processor License License Number: 1204- 301	Kankakee	12/31/22	Permit to process industrial hemp

	Industrial Hemp Processor License License Number: 1204- 302	Joliet	12/31/22	Permit to process industrial hemp

	Industrial Hemp Processor License License Number: 1204- 303	Lincoln	12/31/22	Permit to process industrial hemp

Phoenix Farms of Illinois, LLC	Registered Medical Cannabis Dispensing Organization Certificate License: DISP.000035	Champaign	04/26/21	Permit to operate a medical cannabis dispensary

Phoenix Farms of Illinois, LLC d/b/a Phoenix Botanical	Registered Adult Use Dispensing Organization Certificate License: AUDO:000006	Champaign	03/31/21	Permit to operate a recreational cannabis dispensary

PDI Medical III, LLC	Registered Medical Cannabis Dispensing Organization Certificate License: DISP.000016	Buffalo Grove	12/07/20	Permit to operate a medical cannabis dispensary

PDI Medical, III, LLC d/b/a PDI Medical	Registered Adult Use Dispensing Organization Certificate License: AUDO:000009	Buffalo Grove	03/31/21	Permit to operate a recreational cannabis dispensary

FloraMedex, LLC	Registered Medical Cannabis Dispensing Organization Certificate License: DISP.000034	Elmwood Park	04/18/21	Permit to operate a medical cannabis dispensary

FloraMedex, LLC	Registered Adult Use Dispensing Organization Certificate License: AUDO:000010	Elmwood Park	03/31/21	Permit to operate a recreational cannabis dispensary

MedMar Lakeview, LLC	Registered Medical Cannabis Dispensing Organization Certificate License: DISP.000050	Chicago	01/13/21	Permit to operate a medical cannabis dispensary

MedMar Lakeview, LLC	Registered Adult Use Dispensing Organization Certificate License: AUDO:000008	Chicago	03/31/21	Permit to operate a recreational cannabis dispensary

MedMar Rockford, LLC	Registered Medical Cannabis Dispensing Organization Certificate License: DISP.000013	Rockford	11/24/20	Permit to operate a medical cannabis dispensary

MedMar Rockford, LLC	Registered Adult Use Dispensing Organization Certificate License: AUDO:000007	Rockford	3/31/21	Permit to operate a recreational cannabis dispensary

Illinois License and Regulations

The medical retail dispensary license permits Cresco to purchase marijuana and marijuana products from cultivation/processing facilities and allows the sale of marijuana and marijuana products to registered patients. The adult use retail dispensary license permits Cresco to purchase adult use marijuana and marijuana products from cultivation/processing facilities and allows the sale of adult use marijuana and marijuana products to purchasers aged 21 or older.

The medical cultivation licenses permit Cresco to acquire, possess, cultivate, manufacture/process marijuana into edible medical marijuana products and/or medical marijuana-infused products, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries. The adult use cultivation licenses permit Cresco to acquire, possess, cultivate, manufacture/process adult use marijuana into edible marijuana products and/or marijuana-infused products, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to adult use marijuana dispensaries.

Illinois imposes an income surtax, equal to the amount of federal income tax levied, on any direct or indirect transfer of Illinois license permit.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Illinois Reporting Requirements

The State of Illinois uses BioTrack as the state’s computerized track-and-trace (“T&T”) system for seed-to-sale. Individual licensees whether directly or through third-party integration systems are required to push data to the state to meet all reporting requirements. Cresco uses the commercial version of BioTrack as its in-house computerized seed to sale software, which integrates with the state’s BioTrack program and captures the required data points for cultivation, manufacturing and retail as required in the Illinois Compassionate Use of Medical Cannabis Pilot Program Act. In February 2019, BioTrackTHC, a subsidiary of Helix TCS Inc., announced that it was requested by the State of Illinois to provide the software solution that will track medical cannabis sales for patients participating in the state’s Opioid Alternative Pilot Program. BioTrackTHC is already responsible for tracking and tracing the state’s medical cannabis supply chain, and its software now provides a unified solution for these programs.

Illinois Storage and Security Requirements

As to its cultivation facilities, the regulations require Cresco to store marijuana and marijuana infused products in a safe, vault or secured room in such a manner to prevent diversion, theft or loss. Any marijuana that is not a finished product must likewise be maintained in a secured area within the facility only accessible to authorized personnel. All locks and security equipment safeguarding the marijuana must be kept in good working order, and the storage areas must be locked and protected from unauthorized access at all times.

The cultivation facilities must also have an operational 24-hour, seven days a week, closed circuit television surveillance system on the premises that complies with certain regulatory minimum standards. Access to the surveillance area is restricted to only those people who are essential to surveillance operations, law enforcement agencies, security system service personnel and the regulator. In addition, video surveillance recordings shall be retained for 90 days at the facilities and an additional 90 days off site.

Cresco must also maintain an alarm system at its cultivation facilities. The cultivation facilities must maintain and use a professionally monitored robbery and burglary alarm system that meets certain regulatory minimum standards. A qualified alarm system vendor must test the system annually.

With respect to its Illinois dispensaries, Cresco must store inventory on site in a secured and restricted access area consistent with the security regulations and tracked in accordance with the inventory tracking regulations. Any containers storing medical marijuana that have been tampered with or opened must be stored separately until disposed; such materials can only be stored at the dispensary for one week.

The dispensaries must also implement security measures to deter and prevent entry into and theft from restricted access areas that contain marijuana and/or currency, including having a commercial grade alarm and surveillance system installed by an Illinois licensed private alarm contractor or private alarm contractor agency. The facility must also have security measures to protect the premises, registered qualifying patients, designated caregivers and dispensing organization agents.

Pennsylvania

Pennsylvania Regulatory Landscape

The Pennsylvania medical marijuana program was signed into law on April 17, 2016 under Act 16 and provided access to state residents with one of 17 qualifying conditions, including epilepsy, chronic pain, and PTSD. The state operates as a high-barrier market with very limited market participation. Retail sales opened in February 2018 to a limited number of retail locations across the state. Pennsylvania is the fifth-largest state in the country, home to nearly 13 million people. Pennsylvania’s medical marijuana market is expected to become one of the biggest markets in the U.S.28

The state originally awarded only 12 licenses to grow/process and 27 licenses to operate retail dispensaries (which entitled holders to up to three medical dispensary locations). Cresco Yeltrah, LLC (“Cresco Yeltrah”), a subsidiary of Cresco, was awarded one medical cannabis grow and processing license and one dispensary license in Pennsylvania (allowing for three (3) dispensary locations in Pennsylvania). Cresco subsequently obtained an additional dispensary license in December 2018 for three (3) additional dispensary locations, for a total of six (6) in the state of Pennsylvania, three of which are currently operational.

Retail sales opened in February 2018 to a limited number of retail locations across the state. Cresco Yeltrah, on February 15, was the first cultivator/processor to release product into Pennsylvania market (approximately 6 weeks ahead of any other producer) and its dispensary was the first to sell product to patients in the state.

On March 22, 2018, it was announced that the final phase of the Pennsylvania medical marijuana program would initiate its rollout, which will include 13 additional grow/processing licenses and 23 additional dispensary licenses. The application period ran from April 2018 through May 17, 2018. Cresco Yeltrah obtained an additional dispensary license which will amount for three (3) additional dispensaries.

It was announced on April 17, 2018 that dry flower would be included in the regulations as an approved product form for sale and consumption (in addition to the already approved forms of concentrates, pills, and tinctures). Simultaneously, it was announced that the list of qualifying conditions would expand from 17 to 21, including additions of cancer remission therapy and opioid-addiction therapy.

Pennsylvania Licenses

Cresco Yeltrah is licensed to operate in the Commonwealth of Pennsylvania as a medical cannabis grower/processor and to operate six (6) medical cannabis dispensaries, three (3) of which are currently operational. After winning its initial licenses in the state in 2017, in December 2018, Cresco Yeltrah was awarded a second merit-based license for dispensary operations in Pennsylvania. The permit allows Cresco Yeltrah six months in which to become operational before it can begin dispensing medical marijuana and has been extended administratively by the Department of Health as Cresco Yeltrah continues to build out these facilities. Cresco Yeltrah is licensed for three (3) additional medical cannabis dispensaries under its second license. The table below lists the licenses issued to Cresco Yeltrah in respect of its operations in Pennsylvania. Under applicable laws, the licenses permit Cresco Yeltrah to cultivate, manufacture, process, package, sell, and purchase medical marijuana pursuant to the terms of the licenses, which are issued by the Pennsylvania Department of Health under the provisions of Medical Marijuana Act (35 P.S. § § 10231.101— 10231.2110) and Chapters 1141, 1151 and 1161 of the Pennsylvania regulations. All licenses are, as of the date hereof, active with the Commonwealth of Pennsylvania. There are two categories of licenses in Pennsylvania: (i) cultivation/processing; and (ii) dispensary. The licenses are independently issued for each approved activity for use at Cresco Yeltrah facilities in Pennsylvania.

[28]	https://mjbizdaily.com/chart-pennsylvanias-medical-marijuana-market-set-become-one-countrys-biggest/

All cultivation/processing establishments must register with Pennsylvania Department of Health. All dispensaries must register with the Pennsylvania Department of Health. Registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. Specifically, for licenses that Cresco Yeltrah currently holds, each have undergone one renewal period.

Holding Entity	Permit/License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description

	Medical Marijuana Dispensary Permit Applicant ID: D-5016-17	Butler	06/29/20	Permit to operate a medical marijuana dispensary

	Medical Marijuana Dispensary Permit Applicant ID: D-5016-17	Pittsburgh	06/29/20	Permit to operate a medical marijuana dispensary

	Medical Marijuana Dispensary Permit Applicant ID: D-5016-17	New Kensington	06/29/20	Permit to operate a medical marijuana dispensary

Cresco Yeltrah, LLC	Medical Marijuana Grower/Processor Permit Applicant ID: GP-6012-17	Brookville	06/20/19	Permit to grow and process medical marijuana

	Medical Marijuana Dispensary Permit Applicant ID: D18-1007	Exeter Township Originally approved at Reading address	12/18/19 (administratively extended by DOH)	Permit to operate a medical marijuana dispensary (not operational)

	Medical Marijuana Dispensary Permit Applicant ID: D18-1007	TBD in Southeast Region	12/18/19 (administratively extended by DOH)	Permit to operate a medical marijuana dispensary

	Medical Marijuana Dispensary Permit Applicant ID: D18-1007	TBD in Southeast Region	12/18/19 (administratively extended by DOH)	Permit to operate a medical marijuana dispensary

Pennsylvania License and Regulations

The retail dispensary licenses permit Cresco Yeltrah to purchase marijuana and marijuana products from growing/processing facilities and allows the sale of marijuana and marijuana products to registered patients.

The medical cultivation licenses permit Cresco Yeltrah to acquire, possess, cultivate, manufacture/process into edible medical marijuana products and/or medical marijuana-infused products, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Pennsylvania Reporting Requirements

The Commonwealth of Pennsylvania uses MJ Freeway as the state’s computerized T&T system for seed-to-sale. Individual licensees are required to use MJ Freeway to push data to the state to meet all reporting requirements. Cresco Yeltrah uses MJ Freeway as its in-house computerized seed to sale software, which integrates with the state’s MJ Freeway program and captures the required data points for cultivation, manufacturing and retail as required in the Pennsylvania medical marijuana laws and regulations.

Pennsylvania Storage and Security

The regulations require the maintenance of storage areas at Cresco Yeltrah’s grower/processor location in a clean and orderly condition, free from infestation. These separate and locked limited access areas are used for the grower/processor to store seeds, immature plants, mature plants and medical marijuana that is expired, damaged, deteriorated, mislabeled, contaminated, recalled or whose containers or packages have been opened or breached until such product is destroyed or otherwise disposed of.

The regulations also require Cresco Yeltrah’s grower/processor facility to have a commercial grade security system to prevent unauthorized entry and to prevent and detect any attempted diversion. This security must include an alarm system that covers the interior and exterior of the facility, including a silent alarm.

A dispensary must also have a locked limited access area for the storage of medical marijuana that is expired, damaged, deteriorated, mislabeled, contaminated, recalled or whose containers or packages have been opened or breached until such product is returned to the grower/processor.

Cresco Yeltrah’s dispensaries must have a security system with the same features as that for the grower/processor facility. This system must be professionally monitored 24-hours a day and seven days a week with fixed cameras on the interior and exterior of the facilities. The surveillance system must store data for a period of four years in a readily available format for investigative purposes.

Ohio

Ohio Regulatory Landscape

House Bill 523, effective on September 8, 2016, legalized medical marijuana in Ohio. The Ohio Medical Marijuana Control Program (“MMCP”) allows people with certain medical conditions, upon the recommendation of an Ohio-licensed physician certified by the State Medical Board, to purchase and use medical marijuana. Ohio’s medical cannabis sales are projected to be between $200 and $400 million once the system is fully matured.29 According to industry experts, Ohio could become a national “powerhouse” for the medical marijuana industry, largely because of its population — it’s the seventh largest state — and because the broad list of conditions eligible for treatment with medical marijuana includes “pain.”30 House Bill 523 required that the framework for the MMCP will be in place no later than September 2018. This timeframe allowed for a deliberate process to ensure the safety of the public and to promote access to a safe product. The first medical marijuana sales were on January 16, 2019. Cresco Labs Ohio, LLC was one of four (4) dispensaries open on the first day.

The three following state government agencies are responsible for the operation of Ohio’s Medical Marijuana Control Program: (i) the Ohio Department of Commerce is responsible for overseeing medical marijuana cultivators, processors and testing laboratories; (ii) the State of Ohio Board of Pharmacy is responsible for overseeing medical marijuana retail dispensaries, the registration of medical marijuana patients and caregivers, the approval of new forms

[29]	https://cannabusinessplans.com/ohios-medical-cannabis-market/
[30]	https://cannabusinessplans.com/ohios-medical-cannabis-market/

of medical marijuana and coordinating the Medical Marijuana Advisory Committee; and (iii) the State Medical Board of Ohio is responsible for certifying physicians to recommend medical marijuana and may add to the list of qualifying conditions for which medical marijuana can be recommended. Qualifying medical conditions for medical marijuana include: HIV/AIDS, Lou Gehrig’s disease, Alzheimer’s disease, cancer, chronic traumatic encephalopathy, Crohn’s disease, epilepsy or other seizure disorder, fibromyalgia, glaucoma, hepatitis C, inflammatory bowel disease, multiple sclerosis (MS), pain (either chronic, severe, or intractable), Parkinson’s disease, PTSD, sickle cell anemia, spinal cord disease or injury, tourette’s syndrome, traumatic brain injury and ulcerative colitis. In order for a patient to be eligible to obtain medical marijuana, a physician must make the diagnosis of one of these conditions.

Several forms of medical marijuana are legal in Ohio, these include: inhalation of marijuana through a vaporizer (not direct smoking), oils, tinctures, plant material, edibles, patches and any other forms approved by the State Board of Pharmacy.

Cresco entered into a sale and leaseback transaction related to its Ohio operations. See the “Significant Events or Milestones” section, above, for greater detail.

Ohio Licenses

On June 4, 2018, the State of Ohio Board of Pharmacy awarded 56 medical marijuana provisional dispensary licenses. The licenses were awarded after a review of 376 submitted dispensary applications.

Provisional licensees are authorized to begin the process of establishing a dispensary in accordance with the representations in their applications and the rules adopted by the State of Ohio Board of Pharmacy. Per rule, all provisional license holders have a maximum of six months to demonstrate compliance with the dispensary operational requirements to obtain a certificate of operation (a “Certificate of Operation”). Compliance will be determined through an inspection by a Board of Medical Marijuana Compliance Agent. Once a dispensary is awarded a Certificate of Operation, it can begin selling medical marijuana to Ohio patients and caregivers in accordance with Ohio laws and rules.

By rule, the State of Ohio Board of Pharmacy is limited to issuing up to 60 dispensary licenses across the state, but will have the authority to increase the number of licenses after September 8, 2018. To date, no announcement has been made if the number of licenses will be increased. Per the program rules, the board will consider, on at least a biennial basis, whether enough medical marijuana dispensaries exist, considering the state population, the number of patients seeking to use medical marijuana, and the geographic distribution of dispensary sites.

Cresco Labs Ohio, LLC (“Cresco Ohio”), a subsidiary of Cresco, was awarded one provisional dispensary license on June 7, 2018. A provisional license serves as authorization from the board for Cresco Ohio to begin the construction or modification of your facility and to secure any other applicable permits you may need from your local jurisdiction in order to receive a Certificate of Operation. In December 2018, Cresco Ohio received approval to operate a medial dispensary in the Ohio. The dispensary is located in Winterville, Ohio and commenced operations on January 16, 2019 under the name “CY+”.

Cresco Ohio applied for and on November 30, 2017 received one provisional cultivation license. Cresco Ohio’s cultivation facility is a hybrid greenhouse structure located in Yellow Springs, Ohio and is currently comprised of approximately 25,000 square feet of cultivation space. This facility is currently undergoing an expansion which, when completed, would increase the cultivation space to a total of approximately 50,000 square feet.31 All of the 50,000 square feet will be used for cultivation.

A holder of a provisional cultivation license is prohibited from operating as a licensed cultivator and performing any cultivation or production activities, including the procurement of seeds, seedlings, or other starting plant material until a Certificate of Operation is issued by the Ohio Department of Commerce. This provisional license serves as

[31]

These statements constitute forward-looking information related to possible events, conditions or financial performance based on future economic conditions and courses of action. These statements involve known and unknown risks, assumptions, uncertainties and other factors that may cause actual results or events to differ materially. Cresco believes there is a reasonable basis for the expectations reflected in the forward-looking statements, however these expectations may not prove to be correct.

authorization from the Ohio Department of Commerce for Cresco Ohio to begin the construction or modification of the facility and to secure any other applicable permits needed from local jurisdictions in order to receive a Certificate of Operation. Pursuant to Ohio Administrative Code s. 3796:2-1-06(B), a provisional license holder has nine months to obtain a Certificate of Operation. On September 14, 2018, Cresco Ohio received its Certificate of Operation.

Licenses in the State of Ohio

Holding Entity	Permit/License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Cresco Labs Ohio, LLC	MMCPC00017	Yellow Springs	09/13/20	Cultivation License
	MMD 0700002	Wintersville	12/04/20	Dispensary License

	N/A	N/A	N/A	Medical Processor License[32]

	MMCPP00117	Yellow Springs	11/24/20	Processor Plant Only Level 1

Ohio License and Regulations

The dispensary license permits Cresco Ohio to purchase marijuana and marijuana products from cultivation and/or processing facilities, and allows the sale of marijuana and marijuana products to registered patients.

The medical cultivation licenses permit Cresco Ohio to acquire, possess, cultivate, manufacture/process into medical marijuana products, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries.

A medical processor license allows for the manufacturing and production of medical marijuana products. Cresco Ohio submitted an application for a processor license, which was denied. Cresco Ohio is currently appealing this decision.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Ohio Reporting Requirements

Ohio uses METRC as its seed-to-sale tracking system. Licensees are required to use METRC in Ohio to push data to the state to meet all of the reporting requirements. Cresco Ohio integrates its in-house seed-to-sale tracking system (BioTrack) with METRC to capture the required data points as required in the Ohio medical marijuana laws and regulations.

Ohio Storage and Security Requirements

For Cresco Ohio’s dispensaries, a designated representative is responsible for providing supervision and control of medical marijuana and medical marijuana products to ensure that they are dispensed in accordance with the law and regulations. In addition, the dispensaries must have physical or electronic security over such items. In particular, Cresco Ohio’s dispensaries must also maintain security (with alarms and surveillance equipment) as required by the

[32]	Application is currently in the appeal process.

regulations to prevent diversion and theft, as well as to protect patients, caregivers and employees. The dispensary department, restricted access areas and stock of medical marijuana must be secured by a physical barrier with suitable locks and an electronic barrier. Medical marijuana must also be stored in a secure area and tracked in the inventory tracking system. No person is permitted in this secure area unless under the personal supervision of a licensed dispensary employee. The storage area must be clean and free of infestation. Containers storing expired, damaged, deteriorated, misbranded, adulterated or opened medical marijuana shall be separated from other medical marijuana until they are properly destroyed; these materials can only be stored for one week.

The regulations permit Cresco Ohio to store medical marijuana inventory at its cultivation facility in a designated, enclosed, locked facility identified in Cresco Ohio’s plans and specifications that it submitted to the Ohio Department of Commerce. This storage area can only be accessible by authorized individuals. On an annual basis and as a condition to renewal of its cultivator license, Cresco Ohio must perform a physical, manual inventory, of the medical marijuana on hand and compare it to the annual report generated by the inventory tracking system. The cultivation facility must install a commercial grade security alarm system to prevent and detect diversion, theft, or loss. The facility also must maintain surveillance equipment to capture the entire facility and provide direct access to the regulator on a real-time basis. All of this equipment must be kept in good working order and inspected and tested on an annual basis by a third party.

California

California Regulatory Landscape

In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996. This legalized the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine, or any other illness for which marijuana provides relief.

In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three bills collectively known as the Medical Cannabis Regulation and Safety Act (“MCRSA”). The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies, and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the Adult Use of Marijuana Act (“AUMA”) creating an adult-use marijuana program for adult-use 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which amalgamates MCRSA and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses in the State of California. The four agencies that regulate marijuana at the state level are the California Bureau of Cannabis Control (the “BCC”), California Department of Food and Agriculture, California Department of Public Health, and California Department of Tax and Fee Administration.

In order to legally operate a medical or adult-use cannabis business in California, the operator must have both a local and state license. This requires license holders to operate in cities with marijuana licensing programs. Therefore, cities in California are allowed to determine the number of licenses they will issue to marijuana operators or can choose to ban marijuana outright.

MAUCRSA went into effect on January 1, 2018.

The California marijuana market is expected to be one of the fastest growing industries in California over the next five years. Market analysts forecast a stabilized market to occur after 2025 where the California marijuana market is estimated to be valued at approximately US$10 billion.33 In 2016, California recorded approximately $850 million in medical marijuana retail sales from operated dispensaries state wide; however, it is estimated approximately 85% of total transactions are unrecorded for revenue and are carried out through illegal transactions. The University of California Agricultural Issues Center predicts the illegal market to shrink to less than 30%, legal adult-use sales to increase to approximately 62%, and legal medical sales to decrease from approximately 15% to less than 10% as patients are provided with an alternative to obtaining medical marijuana physician recommendations for a fee.34

California Operations - SLO Cultivation Inc. and Origin House

On June 7, 2018, Cresco acquired a 60% ownership interest in SLO Cultivation Inc. (“SLO”). On September 27, 2018, Cresco acquired a further 20% ownership interest in SLO bringing its total ownership to 80%. Moreover, SLO wholly-owns Bolivar Distribution Services, LLC, Mandela Manufacturing Services, LLC and Mahatma Distribution Services, LLC (the “Cal Subsidiaries”). SLO operates a marijuana cultivation operation in the cities of Carpinteria (Santa Barbara County) and San Luis Obispo (San Luis Obispo County) California. The cultivation facility has a capacity of up to 600,000 square feet of greenhouse production space. As a result of Cresco’s acquisition, Cresco has essentially complete management and operational control (except for certain farm-specific functions that remain under the supervised management of SLO). The cannabis will initially be cultivated from the Carpinteria facilities. From there, the harvest will ultimately be transported as fresh (or fresh frozen) material to our manufacturing facilities in Mendota (Fresno County) California. Although the facilities at Mendota recently started operations35, Cresco will continue to have its harvested product converted into cannabis-related products through certain third-party contractors. Though Cresco contemplates having its own annual distribution license by the end of this year, distribution into the southern California and northern California markets will be undertaken by certain third-party contractors. These contract distributors will deliver the Cresco cannabis-related products directly to retail dispensaries for sale to the public.

While the facility in Santa Barbara was initially limited to medical cannabis activities only by local ordinance, in October 2018, the County of Santa Barbara ratified its ordinance to allow for “commercial” cannabis, which includes both medical and recreational cannabis under California state law.

On January 8, 2020, the Company announced the closing of its acquisition of Origin House. See the “General

Development of the Business – Acquisitions and Dispositions – Origin House” section, above, for greater detail. Origin House operates as the leading California cannabis wholesale distribution and cultivation operator. The acquisition of Origin House makes Cresco a leading wholesale distributor in California, selling into over 575 dispensaries, representing approximately 65% of California’s storefront dispensaries. Origin House’s Continuum distribution platform distributes thirteen (13) third party brands, including Kings Garden. Origin House’s 92,000 square feet of ultra-premium indoor cultivation and production facilities is expected to allow Cresco to expand its offering of Cresco branded products across California rapidly; growing market share, generating brand equity, and driving shareholder value.

Licenses in the State of California

Pursuant to MAUCRSA, as set out herein, SLO will be applying for and/or has been granted licenses permitting it to cultivate, process, manufacture, distribute and retail medical (and in some instances, adult use) cannabis and cannabis-related products:

[33]

Sources: Berke, Jeremy. (2017 December 8). The legal marijuana market is exploding – it’ll hit almost $10 billion sales this year. Retrieved from http://www.businessinsider.com/legal-weed-market-to-hit-10-billion-in-sales-report-says-2017-12; Morris, Chris. (2017 December 6). Legal Marijuana Sales Are Expected to Hit $10 Billion This Year. Retrieved from http://fortune.com/2017/12/06/legal-marijuana-sales-10-billion/; The Arcview Group. (2017 December 6). NEW REPORT: Legal Marijuana Sales to Grow 33% to $10 Billion in 2017. Retrieved from https://globenewswire.com/news-release/2017/12/06/1234230/0/en/NEW-REPORT-Legal-Marijuana-Sales-to-Grow-33-to-10-Billion-in-2017.html.

[34]	McGreevy, Patrick. (2017 June 11). Legal marijuana could be a $5-billion boon to California’s economy. Retrieved from http://www.latimes.com/politics/la-pol-ca-pot-economic-study-20170611-story.html.
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These statements constitute forward-looking information related to possible events, conditions or financial performance based on future economic conditions and courses of action. These statements involve known and unknown risks, assumptions, uncertainties and other factors that may cause actual results or events to differ materially. Cresco believes there is a reasonable basis for the expectations reflected in the forward-looking statements, however these expectations may not prove to be correct.

Mendota (Fresno County)

•	SLO has been issued a provisional license for Type 7 (Manufacturing 2 – Volatile), Adult Use & Medical (“A&M”).

•	SLO has been issued a provisional license for a temporary Type 11 (Distribution), A&M.

•	SLO submitted annual applications for the two listed license types to the state regulators, received provisional licenses and is awaiting approval of annual renewal applications.

Willow Road (SLO County)

•	SLO maintains good standing on this property and has the ability to pursue medical cannabis licenses; however, for strategic purposes SLO will not be submitting applications at this time.

Carpinteria (SB County)

•	SLO has been issued provisional licenses for Cultivation: Small Mixed-Light Tier 1. Additionally, SLO has been issued provisional licenses in:

•	Nursery, allowing for the planting and cultivation of medical cannabis from seeds, clones, and immature plants.

•	Processor Type, allowing for the harvesting, drying, curing, grading or tanning of cannabis as well as the packaging and labelling of certain non-manufactured cannabis.

•	SLO submitted annual applications for the three (3) listed license types to the state regulator, received provisional licenses and is awaiting approval annual renewals.

Cresco also maintains an active Cannabis Event Provisional License with the Bureau of Cannabis Control enabling the company to host events.

SLO:

Holding Entity	Permit/License	City	Description	Expiration/Renewal Date (if applicable) (MM/DD/YY)
SLO Cultivation Inc. (dba Cresco California)	Provisional Manufacturing Number: CDPH-10003334	Mendota	Medical and Adult Use Manufacturing	05/31/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: C11-0000193-LIC	Mendota	Medical and Adult Use Distribution	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002726	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002733	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

Holding Entity	Permit/License	City	Description	Expiration/Renewal Date (if applicable) (MM/DD/YY)
SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002727	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002728	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002729	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002731	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002765	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002764	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002763	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002762	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002761	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002760	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002759	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002757	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

Holding Entity	Permit/License	City	Description	Expiration/Renewal Date (if applicable) (MM/DD/YY)
SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002756	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002756	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002755	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002754	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002753	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002752	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002766	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional License Number: CCL18- 0002751	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional Nursery License Number: CCL18- 0002850	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional Processor License Number: CCL18- 0002849	Carpinteria	Cultivation Small Mixed Light, Tier 1	05/28/20

SLO Cultivation Inc. (dba Cresco California)	Provisional Processor License Number: CCL18- 0002816	Carpinteria	Nursery	05/31/20

SLO Cultivation Inc. (dba Cresco California)	Provisional Processor License Number: CCL18- 0002817	Carpinteria	Processor	05/28/20

Holding Entity	Permit/License	City	Description	Expiration/Renewal Date (if applicable) (MM/DD/YY)
SLO Cultivation, Inc.	Provisional Event Organizer License Number: CEO14- 0000044-LIC	Carpinteria	Event Organizer	07/01/20

Origin House:

Holding Entity	Permit/License	City	Description	Expiration/Renewal Date (if applicable) (MM/DD/YY)

FloraCal	Medium Indoor Cultivation (Provisional) CCL18-0002186	Santa Rosa	Cultivation: Medical Medium Indoor:	03/21/21

FloraCal	Processor (Provisional) CCL19-0000639	Santa Rosa	Processor	06/27/21

Cub City, LLC	Small Indoor Cultivation (Provisional) CCL18-0002062	Santa Rosa	Cultivation: Medical Small Indoor	03/21/21

Kaya Management, Inc.[1]	Non-Volatile Manufacturing (Annual) CDPH-10003151	Oakland	Type 6 Manufacturing: Non Volatile Solvent Extraction	05/10/20

Zenco Manufacturing, Inc.	Non-Volatile Manufacturing (Annual) CDPH-10003744	Oakland	Type N Manufacturing: Infusion:	07/23/20

Alta Supply, Inc. d/b/a Continuum	Distribution (Provisional) C11-0000372-LIC	Oakland	Distribution	06/13/20

Vista Distribution, Inc.	Distribution (Provisional) C11-0000890-LIC	Oakland	Distribution	07/22/20

River Distributing Co., LLC d/b/a Continuum	Distribution (Provisional) C11-0000933-LIC	Sacramento	Distribution	07/22/20

Holding Entity	Permit/License	City	Description	Expiration/Renewal Date (if applicable) (MM/DD/YY)
River Distributing Co., LLC d/b/a Continuum	Distribution (Provisional) C11-0000608-LIC	La Habra	Distribution	07/01/20

California state and local licenses are renewed annually. Each year, licensees are required to submit a renewal application per guidelines published by the corresponding regulatory agency. While renewals are annual, there is no limit to the number of renewals a licensee may obtain. Additionally, with respect of the renewal process for the licenses issued to SLO, the Cal Subsidiaries and Origin House, each state and local license is submitted for renewal in a timely manner as required by applicable law. Further, no California cannabis regulatory body has notified Cresco Labs, SLO, the Cal Subsidiaries or Origin House of any material adverse issues with license renewal requests. While Origin House, SLO’s and the Cal Subsidiaries’ compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that the licenses will be renewed in the future in a timely manner.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the Company and could have a material adverse effect on its business, financial condition, results of operations or prospects.

California License and Regulations

A Medicinal Retailer licenses permits the sale of medicinal cannabis and cannabis products by a medicinal cannabis patient in California who possesses a physician’s recommendation. Only certified physicians may provide medicinal marijuana recommendations.

An Adult-Use Retailer license permits the sale of cannabis and cannabis products to any individual 21 years of age or older. It does not require the individual to possess a physician’s recommendation. Under the terms of such licenses, the holder is permitted to sell adult-use cannabis and cannabis products to any person, provided the local jurisdiction permits the sale of adult use cannabis and the person presents a valid government- issued photo identification.

The Medicinal Cultivation licenses that have been granted to SLO, Origin House and/or the Cal Subsidiaries permits commercial cannabis cultivation activity involving the planting, growing, harvesting, drying, curing, grading or trimming of cannabis. Such licenses further permit the production, labeling and packaging of a limited number of non-manufactured cannabis products (e.g., pre-rolled joints) and permit the licensee to sell cannabis to certain licensed entities (both Medical and Adult-Use licensees) within the State of California for resale or manufacturing purposes.

Adult-Use and Medicinal Distribution licenses permit cannabis related distribution activity, which means the procurement, sale, and transportation of cannabis and cannabis products between licensed entities. Distribution activity is permissible to and from certain Cresco owned and non-Cresco owned licensees.

Cresco maintains an open and collaborative relationship with the each of the four California regulatory agencies: the BCC, Manufactured Cannabis Safety Branch of the California Department of Public Heath, the CalCannabis Licensing Division of the California Department of Food and Agriculture and the California Department of Tax and Fee Administration, as well as the local jurisdiction’s cannabis regulatory agencies.

Cresco and Origin House submit timely annual renewals and are in the process of submitting renewals for all 27 applications in the normal course.

In the State of California, only cannabis that is grown in the state can be sold in the state. Although California is not a vertically integrated system, the state also allows SLO and the Cal Subsidiaries to make wholesale purchase of cannabis from, or a distribution of cannabis and cannabis product to, another licensed entity within the state.

California Reporting Requirements

The State of California has selected Franwell Inc.’s METRC solution as the state’s T&T system used to track commercial cannabis activity and movement across the distribution chain (“seed-to-sale”). The METRC system is in the process of being implemented state-wide but has not yet been released. When operational, the system will allow for other third-party system integration via application programming interface (“API”). Cresco will utilize an electronic system independent of METRC that will integrate with METRC via API. T&T currently captures required data points for cultivation, distribution and retail as stipulated in the corresponding regulatory agencies’ regulations. Cresco will implement its own interim track-and-trace solution, leveraging its own internal controls and standard operating procedures, ensuring maximum compliance and transparency, until the statewide T&T solution is ready to be deployed.

California Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, Cresco is required to do the following:

•	maintain a fully operational security alarm system;

•	contract for security guard services;

•	maintain a video surveillance system that records continuously 24 hours a day;

•	ensure that the facility’s outdoor premises have sufficient lighting;

•	not dispense from its premises outside of permissible hours of operation;

•	store cannabis and cannabis product only in areas per the premises diagram submitted to the State of California during the licensing process;

•	store all cannabis and cannabis products in a secured, locked room or a vault;

•	report to local law enforcement within 24 hours after being notified or becoming aware of the theft, diversion, or loss of cannabis; and

•

to ensure the safe transport of cannabis and cannabis products between licensed facilities, maintain a delivery manifest in any vehicle transporting cannabis and cannabis products. Only vehicles registered with the BCC, that meet BCC distribution requirements, are to be used to transport cannabis and cannabis products.

Nevada

Nevada Regulatory Landscape

Nevada is one of the most dynamic markets anticipated for the full development of the recreational market. By certain estimates, the recreational market in Nevada is projected to have a cumulative average growth rate of 25%.36 With most of the state population and tourism located in Las Vegas, the opportunity in Las Vegas is strengthened by the

[36]	Frontier Financial Group Inc. (2017). Change in Compensation: Working in Cannabis. Retrieved from https://newfrontierdata.com/marijuana-insights/change-in-compensation-working-in-cannabis/.

fact that Las Vegas has a limited number of licenses and the city of Las Vegas has placed a priority for current license holders to be preferred in obtaining other non-operating retail licenses. The City of Las Vegas has historically seen nearly forty million tourists in a year, making it one of the most visited cities in the United States. Industry estimates put the overall cannabis market size in Las Vegas to be over $800 million per year.37

Medical marijuana use was legalized in Nevada by a ballot initiative in 2000. In November 2016, voters in Nevada passed an adult use marijuana measure to allow for the sale of recreational marijuana in the state. The first dispensaries to sell adult use marijuana began sales in July 2017. The Nevada Department of Taxation (“DOT”) is the regulatory agency overseeing the medical and adult use cannabis programs. Similar to California, cities and counties in Nevada are allowed to determine the number of local marijuana licenses they will issue.

Cresco Labs Nevada, LLC, a subsidiary of Cresco, acquired an approximately 1.2% equity ownership interest in Lighthouse Strategies, LLC (“Lighthouse”) via a Unit Purchase and Sales Agreement dated August 12, 2019. Nevada Business Services Group (“NBSG”) is a subsidiary of Lighthouse and is the sole owner of Paradise Wellness Center, LLC (“Paradise Wellness”) d/b/a Las Vegas Releaf and Silver State Wellness, LLC (“Silver State”), entities licensed to operate in the State of Nevada.

Nevada Licenses

NBSG is licensed to operate in the State of Nevada as a medical dispensary and retail dispensary. Silver State is licensed to operate in the State of Nevada as a cultivator. Under applicable laws, the licenses permit the applicable entities to cultivate, manufacture/process, package, sell or purchase pursuant to the terms of the license, which is issued by the DOT under the provisions of Nevada Revised Statutes section 453A. All Nevada Licenses are, as of the date hereof, active with the State of Nevada. All licenses are independently issued for each approved activity for use at Paradise Wellness and Silver State facilities and retail location in Nevada. Silver State is currently building a 36,000 sq/ft cultivation space.38 Paradise Wellness currently operates an approximately 12,000 sq/ft processing center and dispensary called “Releaf” located one block from the Las Vegas strip, near the SLS hotel.

All marijuana establishments must register with DOT. If applications contain all required information and after vetting by officers, establishments are issued a medical marijuana establishment registration certificate. In a local governmental jurisdiction that issues business licenses, the issuance by DOT of a medical marijuana establishment registration certificate is considered provisional until the local government has issued a business license for operation and the establishment is in compliance with all applicable local governmental ordinances. Final registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email from DOT and include a renewal form. The renewal periods serve as an update for DOT on the licensee’s status toward active licensure. It is important to note that provisional licenses do not permit the operation of any commercial or medical cannabis activity. Only after a provisional licensee has gone through necessary state and local inspections, if applicable, and has received a final registration certificate from DOT may an entity engage in cannabis business operation.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Nevada License and Regulations

In the State of Nevada, only cannabis that is grown or produced in the state by a licensed establishment may be sold in the state. Although Nevada is not a vertically integrated system, NBSG is vertically integrated and has the capabilities to cultivate, harvest, process and sell, dispense and/or deliver cannabis and cannabis products.

[37]	Retrieved from https://newfrontierdata.com/cannabits/.
[38]

These statements constitute forward-looking information related to possible events, conditions or financial performance based on future economic conditions and courses of action. These statements involve known and unknown risks, assumptions, uncertainties and other factors that may cause actual results or events to differ materially. Cresco believes there is a reasonable basis for the expectations reflected in the forward-looking statements, however these expectations may not prove to be correct.

The retail dispensary license and registration certificate permit NBSG to purchase marijuana from cultivation facilities, marijuana and marijuana products from product manufacturing facilities and marijuana from other retail stores and allows the sale of marijuana and marijuana products to consumers.

The medical cultivation license permits NBSG to acquire, possess, cultivate, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries, facilities for the production of edible medical marijuana products and/or medical marijuana-infused products, or other medical marijuana cultivation facilities.

The medical product manufacturing license permits NBSG to acquire, possess, manufacture, deliver, transfer, transport, supply, or sell edible marijuana products or marijuana infused products to other medical marijuana production facilities or medical marijuana dispensaries.

Nevada Reporting Requirements

The State of Nevada uses METRC as the state’s computerized T&T system used to track commercial cannabis activity and seed-to-sale. Individual licensees whether directly or through third-party integration systems are required to push data to the state to meet all reporting requirements. For the Nevada Licenses, Silver State will designate an in-house computerized seed to sale software that will integrate with METRC via API. The chosen seed-to-sale system captures the required data points for cultivation, manufacturing and retail as required in Nevada Revised Statutes section 453A. For the operating dispensary, Silver State currently uses BioTrackTHC’s seed-to-sale solution and anticipates full integration of processes through METRC.

Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, Paradise Wellness and Silver State are required to do the following:

•	be an enclosed, locked facility;

•	have a single secure entrance;

•

train employees in security measures and controls, emergency response protocol, confidentiality requirements, safe handling of equipment, procedures for handling products, as well as the differences in strains, methods of consumption, methods of cultivation, methods of fertilization and methods for health monitoring;

•	install security equipment to deter and prevent unauthorized entrances, which includes:

•	devices that detect unauthorized intrusion which may include a signal system;

•	exterior lighting to facilitate surveillance;

•	electronic monitoring including, without limitation:

•	at least one call-up monitor that is 19 inches or more;

•	a video printer capable of immediately producing a clear still photo from any video camera image;

•

video cameras with a recording resolution of at least 704 x 480 which provide coverage of all entrances to and exits from limited access areas and all entrances to and exits from the building and which can identify any activity occurring in or adjacent to the building;

•

a video camera at each point-of-sale location which allows for the identification of any person who holds a valid registry identification card, including, without limitation, a designated primary caregiver, purchasing medical marijuana;

•	a video camera in each grow room that can identify any activity occurring within the grow room in low light conditions;

•	a method for storing video recordings from the video cameras for at least 30 calendar days;

•	a failure notification system that provides an audible and visual notification of any failure in the electronic monitoring system;

•	sufficient battery backup for video cameras and recording equipment to support at least five (5) minutes of recording in the event of a power outage; and

•	a security alarm to alert local law enforcement of unauthorized breach of security; and

•	implement security procedures that:

•	restrict access of the establishment to only those persons/employees authorized to be there;

•	deter and prevent theft;

•	provide identification (badge) for those persons/employees authorized to be in the establishment;

•	prevent loitering;

•	require and explain electronic monitoring; and

•	require and explain the use of automatic or electronic notification to alert local law enforcement of an unauthorized breach of security.

Arizona

Arizona Regulatory Landscape

In 2010, Arizona passed Ballot Proposition 203, which amended Title 36 to the Arizona Revised Statutes (“ARS”). This amendment added Chapter 28.1, titled the Arizona Medical Marijuana Act (the “AMMA”). The AMMA also appointed the Arizona Department of Health Services (the “ADHS”) as the regulator for the program and authorized ADHS to promulgate, adopt and enforce regulations for the AMMA. The ADHS has established the Arizona Department of Health Services Medical Marijuana Program (“MMJ Program”), which includes a vertically integrated license, meaning if allocated a Medical Marijuana Dispensary Registration Certificate (“AZ Dispensary License”), entities are authorized to dispense and cultivate medical cannabis. Arizona’s medical marijuana market is one of the largest in the nation as well as one of the hottest. The amount of medical marijuana sold has more than doubled from 5,012 pounds in August 2016 to 10,826 pounds in August 2018, according to the ADHS. The patient count during that period has surged from 105,076 to 178,257.39

The ADHS Regulations are embodied in the Arizona Administrative Code Title 9 Chapter 17 (the “Rules”). ARS § 36-2801(11) defines a ‘‘nonprofit medical cannabis dispensary’’ as a not-for-profit entity that acquires, possesses, cultivates, manufactures, delivers, transfers, transports, supplies, sells or dispenses cannabis or related supplies and educational materials to cardholders.

[39]	https://mjbizdaily.com/arizonas-sizzling-medical-marijuana-market-entices-investors-despite-legal-uncertainties/

The ADHS has established the MMJ Program, which includes a vertically integrated license, meaning if allocated an AZ Dispensary License, entities are authorized to dispense and cultivate medical cannabis. Each AZ Dispensary License allows the holding entity to operate one on-site cultivation facility, and one off-site cultivation facility which can be located anywhere within the State of Arizona. An entity holding an AZ Dispensary License is required to file an application to renew with the ADHS on an annual basis, which must also include audited annual financial statements. While an AZ Dispensary License may not be sold, transferred or otherwise conveyed, AZ Dispensary License holders typically contract with third parties to provide various services related to the ongoing operation, maintenance and governance of its dispensary and/or cultivation facility so long as such contracts do not violate the requirements of the AMMA or the MMJ Program.

The ADHS has established a registration application system for patients and nonprofit marijuana dispensaries, as well as a web-based verification platform for use by law enforcement officials and dispensaries to verify a patient’s status as such. The ADHS also specified patients’ rights, qualifying medical conditions, and allowed out-of-state medical marijuana patients to maintain their patient status (though not to purchase cannabis).

On December 6, 2012, Arizona’s first licensed medical marijuana dispensary opened in Glendale.

In order to qualify to use medical marijuana under the AMMA, a patient is required to have a “debilitating medical condition”. Valid medical conditions include: HIV, cancer, glaucoma, immune deficiency syndrome, hepatitis C, Chron’s disease, agitation of Alzheimer’s disease, ALS, cachexia/wasting syndrome, muscle spasms, nausea, seizures, severe and chronic pain or another chronic or debilitating condition.

Arizona Licensing Requirements

In order for an applicant to receive a Dispensary Registration Certificate (a “Certificate”) they must: (i) fill out an application on the form proscribed by ADHS, (ii) submit the applying entity’s articles of incorporation and by-laws, (iii) submit fingerprints for each principal officer or board member of the applicant for a background check to exclude felonies, (iv) submit a business plan and policies and procedures for inventory control, security, patient education, and patient recordkeeping that are consistent with the AMMA and the Rules to ensure that the dispensary will operate in compliance and (v) designate an Arizona licensed physician as the Medical Director for the dispensary. Certificates are renewed annually so long as the dispensary is in good standing with ADHS and pays the renewal fee and submits an independent third-party financial audit.

Once an applicant has been issued a Certificate, they are allowed to establish one physical retail dispensary location, one cultivation location which is co-located at the dispensary’s retail site (if allowed by local zoning) and one additional off-site cultivation location. None of these sites can be operational, however, until the dispensary receives an approval to operate from ADHS for the applicable site. This approval to operate requires: (i) an application on the ADHS form, (ii) demonstration of compliance with local zoning regulations, (iii) a site plan and floor plan for the applicable property, and (iv) an in-person inspection by ADHS of the proposed location to ensure compliance with the Rules and consistency with the dispensary’s applicable policies and procedures.

On or about November 16, 2018, Cresco acquired 100% of the membership interests of Arizona Facilities Supply, LLC (“AFS”). AFS provides management and advisory services to Encanto Green Cross Dispensary, a non-profit entity that holds a vertical license to cultivate, process and dispense medical marijuana in the State of Arizona and operates a medical marijuana dispensary in Phoenix, Arizona, and owns real property used for cultivation in Salome, Arizona.

Arizona Licenses

Holding Entity	Permit/License	Registration Number	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Encanto Green Cross Dispensary	Medical Marijuana Dispensary and Cultivation Site Registration Certificate; Approval to Operate	00000080DCQI00709964	Phoenix	08/07/20	Approval to cultivate and dispense medical marijuana

Encanto Green Cross Dispensary	Medical Marijuana Dispensary Registration Certificate; Approval to Operate	00000080DCQI00709964	Salome	08/07/20	Approval to cultivate medical marijuana

The Arizona license is renewed annually. Before the expiration date, licensees are required to submit a renewal application. While renewals are granted annually, there is no ultimate expiration date after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, if the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, Cresco would expect to receive the applicable renewed license in the ordinary course of business. While Cresco’s compliance controls have been developed to mitigate the risk of any material violations of a license, there is no assurance that the license will be renewed in the future in a timely manner.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Arizona Security Requirements for Dispensary Facilities

Any dispensary facility (both retail and cultivation) must abide by the following security requirements: (i) ensure that access to the facilities is limited to authorized agents of the dispensary who are in possession of a dispensary agent identification card; and (ii) equip the facility with: (a) intrusion alarms and surveillance equipment, (b) exterior and interior lighting to facilitate surveillance, (c) at least one 19-inch monitor for surveillance and a video capable of printing a high resolution still image, (d) high resolution video cameras at all points of sale, entrances, exits, and limited access areas, both in and around the building, (e) 30 days’ video storage, (f) failure notifications and battery backups for the security system and (g) panic buttons inside each building.

Arizona Storage Requirements

Any dispensary facility (both retail and cultivation) must abide by the following requirements for the storage of product: (i) product must be stored in an area that is separate from areas used to store toxic and flammable materials; (ii) product must be stored in a manner that is clean and sanitary; (iii) product must be protected from flies, dust, dirt, and any other contamination; and (iv) all surfaces and objects used in the handling and storage of product must be cleaned daily. Additionally, the Rules establish strict inventory protocols for tracking product from “seed to sale,” which requires all product to be traceable to the original plants used to grow the cannabis used in the product.

Arizona Transportation Requirements

Dispensaries may transport medical cannabis between their own sites or between their sites and another dispensary’s site and must comply with the following Rules: (i) prior to transportation, the dispensary agent must complete a trip plan showing: (a) the name of the dispensary agent in charge of transporting the cannabis, (b) the date and start time of the trip, (c) a description of the cannabis, cannabis plants, or cannabis paraphernalia being transported; and (d) the anticipated route of transportation; (ii) during transport the dispensary agent shall: (a) carry a copy of the trip plan at all times, (b) use a vehicle with no medical cannabis identification, (c) carry a cell phone, and (d) ensure that no cannabis is visible; and (iii) dispensaries must maintain trip plan records.

ADHS Inspections and Enforcement

ADHS may inspect a facility at any time upon five (5) days’ notice to the dispensary. However, if someone has alleged that the dispensary is not in compliance with the AMMA or the Rules, ADHS may conduct an unannounced inspection. ADHS will provide written notice to the dispensary of any violations found during any inspection and the dispensary then has 20 working days to take corrective action and notify ADHS.

ADHS must revoke a Certificate if a dispensary: (i) operates before obtaining approval to operate a dispensary from the ADHS; (ii) dispenses, delivers, or otherwise transfers cannabis to an entity other than another dispensary with a valid dispensary registration certificate issued by the ADHS, a qualifying patient with a valid registry identification card, or a designated caregiver with a valid registry identification card; (iii) acquires usable cannabis or mature cannabis plants from any entity other than another dispensary with a valid dispensary registration certificate issued by the ADHS, a qualifying patient with a valid registry identification card, or a designated caregiver with a valid registry identification card; or (iv) if a principal officer or board member has been convicted of an excluded felony offense.

Furthermore, ADHS may revoke a Certificate if a dispensary does not: (i) comply with the requirements of the AMMA or the Rules, or (ii) implement the policies and procedures or comply with the statements provided to the ADHS with the dispensary’s application.

New York

New York is one of the most promising medical cannabis markets that opened in 2016. The state population numbers near twenty million and New York City is among the most populous and visited cities in the U.S.40 The New York program, when initially implemented, allowed for only five fully vertically integrated licenses. The licenses allowed each license holder the opportunity to operate a cultivation facility, extraction and manufacturing, and four retail medical marijuana dispensaries. The state program was adjusted to increase the range of qualifying conditions which, as of the date hereof, includes chronic and severe pain. In August 2017, the State of New York also increased the number of licensed operators in the state to a total of ten. Each of the newly added licenses can carry out the same operations as the original license holders. The state has made progress towards the ability to increase the outreach to qualified patients through the ten licensed operators via the disbursement of retail locations across the state, the increase in range of qualifying conditions, and other various methods to support patient access. In July, the New York Department of Health filed emergency regulations to add any condition, for which an opioid could be prescribed, as a qualifying condition for medical marijuana. This legislation was signed into law on September 24, 2018. From July 10 to September 25, 2018 the number of certified patients in the system rose to 18%.41

[40]

United States Census Bureau. (2017). QuickFacts United States. Retrieved from https://www.census.gov/quickfacts/NY; see also NYC and Company. NYC Travel & Tourism Visitation Statistics. Retrieved from http://www.nycandcompany.org/research/nyc-statistics-page; see also World Atlas. (2017 November 9). The Most Visited Cities In The US. Retrieved from https://www.worldatlas.com/articles/the-most-visited-cities-in-the-us.html.

[41]	https://mjbizdaily.com/new-york-formalizes-medical-cannabis-as-alternative-to-opioids-market-boost-seen/

New York Regulatory Landscape

In July 2014, the New York Legislature and Governor enacted the Compassionate Care Act (A06357E, S07923) (the “CCA”) to provide a comprehensive, safe and effective medical marijuana program to meet the needs of New Yorkers. The program allows ten (10) “Registered Organizations” to hold vertically-integrated licenses and service qualified patients and caregivers. Limited product types are allowed in the state and smoking of cannabis flower is prohibited. The NYSDOH is the regulatory agency overseeing the medical marijuana program.

New York Licenses

Valley Ag is licensed to operate as a medical marijuana cultivator, manufacturer and retailer, as a “Registered Organization”, under applicable New York jurisdictional law. Valley Ag holds five licenses, one cultivation/manufacturing license and four dispensary licenses (collectively, the “NY Licenses”), under the CCA and Medical Use of Marihuana Regulations (Title 10, Chapter XIII, Part 1004) by the NYSDOH, permitting Valley Ag to possess, cultivate, process, transport, dispense and sell medical cannabis in the State of New York. Cresco will obtain the rights to the NY Licenses following closing of its acquisition of Valley Ag’s parent entity as described in “General Development of the Business” above.

While there are individual licenses issued for each site in New York, at present there are no material assets held by Valley Ag other than the NY Licenses. Following the acquisition of Valley Ag, the Company intends to develop and invest appropriate funding to develop Valley Ag into a vertically-integrated cannabis company whereby through the licenses to operate one cultivation/manufacturing facility in Middletown and four dispensaries geographically dispersed throughout the state per the CCA (in Brooklyn, Huntington, Bardonia and New Hartford), Valley Ag will become a vertically-integrated cannabis company. Please see the table below for a list of the licenses issued to Valley Ag in New York.

New York Licenses

Holding Entity	Permit/License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Valley Agriceuticals, LLC	Certificate of Registration Number: MM0801M	Middletown	07/31/21	Acquiring, possession, manufacture, sale, transporting and distributing medical marijuana
	Certificate of Registration Number: MM0802D	Brooklyn	07/31/21	Acquiring, possession, sale, transporting, distributing, and dispensing medical marijuana
	Certificate of Registration Number: MM0803D	Huntington	07/31/21	Acquiring, possession, sale, transporting, distributing, and dispensing medical marijuana

Holding Entity	Permit/License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
	Certificate of Registration Number: MM0804D	Bardonia	07/31/21	Acquiring, possession, sale, transporting, cutting, and dispensing medical marijuana

	Certificate of Registration Number: MM0805D	New Hartford	07/31/21	Acquiring, possession, sale, transporting, distributing, and dispensing medical marijuana

The state licenses in New York are renewed every two years. Before the two-year period ends, licensees are required to submit a renewal application per guidelines published by the NYSDOH. While renewals are granted every two years, there is no ultimate expiration date after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, Valley Ag would expect to receive the applicable renewed license in the ordinary course of business. While Valley Ag’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Valley Ag’s licenses will be renewed in the future in a timely manner.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Valley Ag and have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

New York Regulations

The NY Licenses permit the sale of medical cannabis products to any qualified patient who possesses a physician’s recommendation. Under the terms of the NY Licenses, Valley Ag is permitted to sell NYSDOH approved medical marijuana manufactured products to any qualified patient, provided that the patient presents a valid government-issued photo identification and NYSDOH-issued registry identification card proving that the patient or designated caregiver meets the statutory conditions to be a qualified patient or designated caregiver. Registry identification cards are valid for one year after the date the certification is signed. The card contains the recommendation from the physician and the limitation on form or dosage of medical marijuana.

For a physician to recommend medical marijuana, the physician must pay for and pass a NYSDOH approved physician certification training program which lasts for four hours. The content of the course includes: “pharmacology of marijuana; contraindications; side effects; adverse reactions; overdose prevention; drug interactions; dosing; routes of administration; risks and benefits; warnings and precautions; abuse and dependence; and such other components as determined by the commissioner.”

In order for a patient or registered caregiver to receive dispensed marijuana, they must be logged into the Prescription Monitoring Program (“PMP”) registry. The PMP registry is monitored by the NYSDOH and contains controlled substance prescription dispensing history and medical marijuana dispensing history to ensure that patients only receive a maximum of 30 days’ worth of dispensed product from one Registered Organization. Only registered pharmacists can dispense medical marijuana to approved patients and caregivers.

Allowable forms of medical marijuana in New York State are the following: metered liquid or oil preparations, solid and semisolid preparations (e.g. capsules, chewable and effervescent tablets, lozenges), metered ground plant preparations, topical forms and transdermal patches.

Medical marijuana may not be incorporated into food products by the Registered Organization, unless approved by the Commissioner of Health. Smoking is not an approved route of administration.

Qualifying conditions in the State of New York are the following: cancer, HIV infection or AIDS, ALS, Parkinson’s disease, multiple sclerosis, spinal cord injury with spasticity, epilepsy, inflammatory bowel disease, neuropathy, Huntington’s disease, PTSD or chronic pain. The severe debilitating or life-threatening condition must also be accompanied by one or more of the following associated or complicating conditions: cachexia or wasting syndrome, severe or chronic pain, severe nausea, seizures, or severe or persistent muscle spasms.

In the State of New York, only cannabis that is grown and manufactured in the state can be sold in the State. New York is a vertically integrated system however it does allow Registered Organizations to wholesale manufactured products to one another. As such, Valley Ag has the ability to be vertically integrated and cultivate, harvest, process, transport, sell and dispense cannabis products. Delivery is allowed from dispensaries to patients, however, the delivery plan must be pre-approved by the NYSDOH. As of the date hereof, Valley Ag has not submitted a delivery plan to the NYSDOH.

New York Reporting Requirements

The State of New York has selected BioTrackTHC’s solution as the state’s T&T system used to track commercial cannabis activity and seed-to-sale. The BioTrackTHC system is required to serve as all Registered Organizations’ patient verification system but is optional as the Registered Organizations’ facing tracking system. Valley Ag currently uses BioTrackTHC as its seed-to-sale tracking system but is also exploring more robust options for the future that more seamlessly integrate with its tracking systems used in other states.

Every month the NYSDOH requests a dispensing report in Excel format, via email, showing all products dispensed for the month. This is the only report Valley Ag is required to submit to the NYSDOH. All other data is pulled by the NYSDOH directly from Valley Ag’s seed-to-sale tracking system.

Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, Valley Ag is required to:

•	Maintain a security operations plan that includes the following at a minimum:

•	a perimeter alarm;

•	motion detectors;

•

video cameras in all areas that may contain marijuana and at all points of entry and exit, which shall be appropriate for the normal lighting conditions of the area under surveillance. The manufacturing facility or dispensing facility shall direct cameras at all approved safes, approved vaults, dispensing areas, marijuana sales areas and any other area where marijuana is being manufactured, stored, handled, dispensed or disposed of. At entry and exit points, the manufacturing facility or dispensing facility shall angle cameras so as to allow for the capture of clear and certain identification of any person entering or exiting the facility;

•

24 hour recordings from all video cameras, which the manufacturing facility or dispensing facility shall make available for immediate viewing by the department or the department’s authorized representative upon request and shall be retained for at least 90 days. The registered organization shall provide the department with an unaltered copy of such recording upon request. If a registered organization is aware of a pending criminal, civil or administrative investigation or legal proceeding for which a recording may contain relevant information, the registered organization shall retain an unaltered copy of the recording until the investigation or proceeding is closed or the entity conducting the investigation or proceeding notifies the registered organization that it is not necessary to retain the recording;

•

a duress alarm, which for purposes of this section means a silent security alarm system signal generated by the entry of a designated code into an arming station in order to signal that the alarm user is being forced to turn off the system;

•

a panic alarm, which for purposes of this section means an audible security alarm system signal generated by the manual activation of a device intended to signal a life threatening or emergency situation requiring a law enforcement response;

•	a holdup alarm, which for purposes of this section means a silent alarm signal generated by the manual activation of a device intended to signal a robbery in progress;

•

an automatic voice dialer or digital dialer, which for purposes of this section means any electrical, electronic, mechanical, or other device capable of being programmed to send a prerecorded voice message, when activated, over a telephone line, radio or other communication system, to a law enforcement, public safety or emergency services agency requesting dispatch, or other department-approved industry standard equivalent;

•

a failure notification system that provides an audible, text or visual notification of any failure in the surveillance system. The failure notification system shall provide an alert to the manufacturing facility or dispensing facility within five minutes of the failure, either by telephone, email, or text message;

•	the ability to immediately produce a clear color still photo that is a minimum of 9600 dpi from any camera image (live or recorded);

•	a date and time stamp embedded on all recordings. The date and time shall be synchronized and set correctly and shall not significantly obscure the picture; and

•	the ability to remain operational during a power outage.

•

As a registered organization, ensure that any manufacturing facility and dispensing facility maintains all security system equipment and recordings in a secure location so as to prevent theft, loss, destruction or alterations;

•

In addition to the requirements listed in of the first bullet above, ensure that each manufacturing facility and dispensing facility shall have a back-up alarm system approved by the department that shall detect unauthorized entry during times when no employees are present at the facility and that it shall be provided by a company supplying commercial grade equipment;

•

As a registered organization, limit access to any surveillance areas solely to persons that are essential to surveillance operations, law enforcement agencies, security system service employees, the department or the department’s authorized representative, and others when approved by the department. A registered organization shall make available to the department or the department’s authorized representative, upon request, a current list of authorized employees and service employees who have access to any surveillance room. A manufacturing facility and dispensing facility shall keep all on-site surveillance rooms locked and shall not use such rooms for any other function;

•	As a registered organization, keep illuminated the outside perimeter of any manufacturing facility and dispensing facility that is operated under the registered organization’s license;

•

Ensure that all video recordings shall allow for the exporting of still images in an industry-standard image format (including .jpeg, .bmp, and .gif). Exported video shall have the ability to be archived in a proprietary format that ensures authentication of the video and guarantees that no alteration of the recorded image has taken place. Exported video shall also have the ability to be saved in an industry-standard file format that can be played on a standard computer operating system. A registered organization shall erase all recordings prior to disposal or sale of the facility;

•

As a registered organization, keep all security equipment in full operating order and test such equipment no less than semi-annually at each manufacturing facility and dispensing facility that is operated under the registered organization’s registration. Records of security tests must be maintained for five years and made available to the department upon request;

•	With respect to the manufacturing facility of the registered organization, it must be securely locked and protected from unauthorized entry at all times. In this regard:

•

The registered organization shall be responsible for ensuring the integrity of the security of the manufacturing facility and the maintenance of sanitary operations when permitting access to the facility; and

•

The manufacturing facility shall maintain a visitor log of all persons other than registered organization’s employees or emergency personnel responding to an emergency that access any secured areas, which shall include the name of the visitor, date, time and purpose of the visit. The visitor log shall be available to the department at all times during operating hours and upon request.

•

Ensure that all marijuana is stored in a secure area or location within the registered organization accessible to the minimum number of employees essential for efficient operation and in such a manner as approved by the department in advance, to prevent diversion, theft or loss;

•	Return marijuana to its secure location immediately after completion of manufacture, distribution, transfer or analysis;

•	Ensure that all medical marijuana is stored in such a manner as to protect against physical, chemical and microbial contamination and deterioration of the product;

•

Ensure that all approved safes, vaults and any other approved equipment or areas used for the manufacturing or storage of marijuana and approved medical marijuana products are securely locked or protected from entry, except for the actual time required to remove or replace marijuana or approved medical marijuana products;

•	Ensure that keys are not left in the locks or stored or placed in a location accessible to individuals who are not authorized access to marijuana or manufactured medical marijuana products;

•

Ensure that all security measures, such as combination numbers, passwords or biometric security systems, are not accessible to individuals other than those specifically authorized to access marijuana or manufactured medical marijuana products;

•	Prior to transporting any medical marijuana, a registered organization shall complete a shipping manifest using a form determined by the department;

•

A copy of the shipping manifest must be transmitted to the destination that will receive the products and to the department at least two business days prior to transport unless otherwise expressly approved by the department. In this regard:

•	The registered organization shall maintain all shipping manifests and make them available to the department for inspection upon request, for a period of 5 years; and

•

Approved medical marijuana products must be transported in a locked storage compartment that is part of the vehicle transporting the marijuana and in a storage compartment that is not visible from outside the vehicle.

•	Ensure that its employees, when transporting approved medical marijuana products, travel directly to his or her destination(s) and shall not make any unnecessary stops in between;

•	As a registered organization, ensure that all approved medical marijuana product delivery times are randomized;

•

As a registered organization, staff all transport vehicles with a minimum of two employees. At least one transport team member shall remain with the vehicle at all times that the vehicle contains approved medical marijuana products;

•

Ensure that its transport team member shall have access to a secure form of communication with employees at the registered organization’s manufacturing facility at all times that the vehicle contains approved medical marijuana products;

•

Ensure its transport team member possesses a copy of the shipping manifest at all times when transporting or delivering approved medical marijuana products and produces it to the commissioner, the commissioner’s authorized representative or law enforcement official upon request.

Massachusetts

In November 2015, Massachusetts, a medical cannabis market since January 2013, voted in favor of “Question 4”, approving the legalization of adult use. Research firm Arcview Market Research projects that the Massachusetts market will grow to over $1 billion by 2020 at a compound annual growth rate of 113%. The Question 4 ballot initiative requiring the state legislature to authorize the adult use of cannabis in the state was approved by the Massachusetts electorate in November 2016. The first adult use dispensaries opened their doors on July 1, 2018. Located in the very populous North-Eastern region of the U.S., tourism is anticipated to be an important factor in driving market growth in a state that itself has a growing population of 6.8 million. The adjoining states represent an additional “tourist” market of 26 million, vastly exceeding the very successful industry in Colorado. The new legislation allows local control policy, allowing local government officials in towns that voted “no” on the 2016 ballot initiative to ban marijuana businesses until December 2019. For towns that voted “yes” in 2016, any bans must be placed on a local ballot for voters to approve. The maximum sales tax rate will increase from 12% to 20%. Under the bill, the state tax will be 17% and the local option will be 3%.

The Medical Use of Marijuana Program (the “MUMP”) registers qualifying patients, personal caregivers, Registered Marijuana Dispensaries (“RMD”), and RMD agents. The MUMP was established by Chapter 369 of the Acts of 2012, ‘‘An Act for the Humanitarian Medical Use of Marijuana,’’ following the passage of Ballot Question 3 in the 2012 general election. Registered Marijuana Dispensary certifications are vertically integrated licenses in that each RMD license entitles a license holder to (3) cultivation facilities, three (3) processing facilities and up to three (3) dispensary locations. There is a limit of three RMD licenses per person/entity.

Massachusetts Regulatory Framework

The Massachusetts Department regulations 105 CMR 725.000 et seq. provide a regulatory framework that requires licensed producers, which are statutorily defined as ‘‘Registered Marijuana Dispensaries’’, to cultivate, process, transport and dispense medical cannabis in a vertically integrated marketplace. Patients with debilitating medical conditions qualify to participate in the program, including conditions such as cancer, glaucoma, positive status for human immunodeficiency virus (HIV), acquired immune deficiency virus (AIDS), hepatitis C, ALS, Crohn’s disease, Parkinson’s disease, and multiple sclerosis (MS) when such diseases are debilitating, and other debilitating conditions as determined in writing by a qualifying patient’s healthcare provider.

Massachusetts Licensing Requirements

On December 23, 2018, administration and oversight of the Massachusetts Medical Use of Marijuana Program was transferred from the Department of Public Health (DPH) to the Cannabis Control Commission (CCC) which also oversees the adult-use cannabis program. Licensed entities must demonstrate the following: (i) they are licensed and in good standing with the Secretary of the Commonwealth of Massachusetts; (ii) no executive, member or any entity owned or controlled by such executive or member directly or indirectly controls more than three RMD licenses; (iii) vaporizers must be made available for sale; (iv) a RMD may not cultivate and dispense medical cannabis from more than two locations statewide; (v) all dispensary agents must be registered with the Massachusetts Department; (vi) a RMD must have a program to provide reduced cost or free marijuana to patients with documented verifiable financial hardships; (vii) one executive of a RMD must register with the Massachusetts Department of Criminal Justice Information Services on behalf of the entity as an organization user of the Criminal Offender Record Information (iCORI) system; (viii) the RMD applicant has at least US$500,000 in its control as evidenced by bank statements, lines of credit or equivalent; and (ix) payment of the required application fee. In a RMD application, an applicant must also demonstrate or include: (i) the name, address date of birth and resumes of each executive of the applicant and of the members of the entity; (ii) proof of liability insurance coverage in compliance with statutes; (iii) a detailed summary of the business plan for the RMD; (iv) an operational plan for the cultivation of marijuana including a detailed summary of all policies and procedures; and (v) a detailed summary of the operating policies and procedures for the operations of the RMD including security, prevention of diversion, storage of marijuana, transportation of marijuana, inventory procedures, procedures for quality control and testing of product for potential contaminants, procedures for maintaining confidentiality as required by law, personnel policies, dispensing procedures, record keeping procedures, plans for patient education and any plans for patient or personal caregiver home delivery. A RMD applicant must also demonstrate that it has (i) a successful track record of running a business; (ii) a history of providing healthcare services or services providing marijuana for medical purposes in or outside of Massachusetts; (iii) proof of compliance with the laws of the Commonwealth of Massachusetts; (iv) complied with all laws and orders of the Commonwealth of Massachusetts; and (v) a satisfactory criminal and civil background. Upon the determination by the Massachusetts Department that a RMD applicant has responded to the application requirements in a satisfactory fashion, the RMD applicant is required to pay the applicable registration fee and shall be issued a provisional certificate of registration. Thereafter, the Massachusetts Department shall review architectural plans for the building of the RMD’s cultivation facility and/or dispensing facilities, and shall either approve, modify or deny the same. Once approved, the RMD provisional license holder shall construct its facilities in conformance with the requirements of the Massachusetts Regulations. Once the Massachusetts Department completes all inspections and issues approval for a RMD of its facilities, the Massachusetts Department shall issue a final certificate of registration to the RMD applicant. RMD final certificates of registration are valid for one year and shall be renewed by filing the required renewal application no later than sixty days prior to the expiration of the certificate of registration.

Massachusetts Licenses

As described in the “General Development of the Business – Acquisitions and Dispositions – Hope Heal Health” above, Cresco recently acquired HHH. HHH holds a final certificate of registration from the Massachusetts Department that will allow for cultivation, manufacturing and processing and the establishment and operation of a medical cannabis dispensary in Fall River, Massachusetts once a final certificate of registration is granted, and has the ability to apply for up to two additional such licenses. HHH has entered into host community agreements with the municipalities of Rockland, North Attleborough, and Fall River to allow for the siting of a medical cannabis dispensary, subject to site approval, and is in the process of applying for adult-use licenses from the Massachusetts Cannabis Control Commission.

Holding Entity	Permit/License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Hope Heal Health, Inc.	Final Medical Marijuana	Fall River	11/20/20	Cultivation, manufacturing and processing and it
	Treatment Center License			establishes and allows for dispensary operations

Hope Heal Health, Inc.	MC281478	Fall River	06/18/20	Marijuana Cultivator -Tier 4

Hope Heal Health, Inc.	MC281361	Fall River	06/18/20	Marijuana Product Manufacturer

Hope Heal Health, Inc.	MC281337	Fall River	06/18/20	Marijuana Retailer

Before the expiration date, licensees are required to submit a renewal application. While renewals are granted annually, there is no ultimate expiration date after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, Cresco would expect to receive the applicable renewed license in the ordinary course of business. While Cresco’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that licenses will be renewed in the future in a timely manner.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Massachusetts Dispensary Requirements

A RMD shall follow its written and approved operation procedures in the operation of its dispensary locations. Operating procedures shall include (i) security measures in compliance with the Massachusetts Regulations; (ii) employee security policies including personal safety and crime prevention techniques; (iii) hours of operation and after-hours contact information; (iv) a price list for marijuana; (v) storage protocols in compliance with state law; (vi) a description of the various strains of marijuana that will be cultivated and dispensed, and the forms that will be dispensed; (vii) procedures to ensure accurate recordkeeping including inventory protocols; (viii) plans for quality control; (ix) a staffing plan and staffing records; (x) diversion identification and reporting protocols; and (xi) policies and procedures for the handling of cash on RMD premises including storage, collection frequency and transport to financial institutions. The siting of dispensary locations is expressly subject to local/municipal approvals pursuant to state law, and municipalities control the permitting application process that a RMD must comply with. More specifically, a RMD shall comply with all local requirements regarding siting, provided, however, that if no local requirements exist, a RMD shall not be sited within a radius of five hundred feet of a school, daycare center, or any facility in which children commonly congregate. The 500-foot distance under this section is measured in a straight line from the nearest point of the facility in question to the nearest point of the proposed RMD. There is no specified numeric maximum amount that a RMD may have on its premises. The Massachusetts Regulations require that RMDs must limit their inventory of seeds, plants, and useable marijuana to reflect the projected needs of registered qualifying patients. A RMD shall only dispense to a registered qualifying patient who has a current valid certification.

Massachusetts Security Requirements

A RMD shall implement sufficient security measures to deter and prevent unauthorized entrance into areas containing marijuana and theft of marijuana at the RMD. These measures must include: (i) allowing only registered qualifying patients, caregivers, dispensary agents, authorized persons, or approved outside contractors access to the RMD facility; (ii) preventing individuals from remaining on the premises of a RMD if they are not engaging in activities that are permitted; (iii) disposing of marijuana or byproducts in compliance with law; (iv) establishing limited access areas accessible only to authorized personnel; (v) storing all finished marijuana in a secure locked safe or vault; (vi) keeping all equipment, safes, vaults or secured areas securely locked at all times; (vii) ensuring that the outside perimeter of the RMD is sufficiently lit to facilitate surveillance; and (viii) ensuring that all landscaping or foliage outside of the RMD does not allow a person to conceal themselves. A RMD shall also utilize a security/alarm system that: (i) monitors all entry and exit points and windows and doors; (ii) includes a panic/duress alarm; (iii) includes system failure notifications; (iv) includes 24 hour video surveillance of all safes, vaults, sales areas, areas where marijuana is cultivated, processed or dispensed; and (v) includes date and time stamping of all records and the ability to produce a clear, color still photo. The video surveillance system shall have the capacity to remain operational during a power outage. The RMD shall also maintain a backup alarm system with all of the capabilities of the primary system, and both systems shall be in good working order at all times and shall be inspected and tested on regular intervals.

Massachusetts Transportation

Marijuana or marijuana-infused products (“MIPs”) may only be transported by dispensary agents on behalf of a RMD: (i) between separately-owned RMDs in compliance with 725.105(B)(2) of the Massachusetts Regulations; (ii) between RMD sites owned by the same non-profit entity; (iii) between a RMD and a testing laboratory; (iv) from the RMD to the destruction or disposal site; or (v) from a RMD to the primary residences of registered qualifying patients. A RMD shall staff all transport vehicles with a minimum of two dispensary agents. At least one dispensary agent shall remain with the vehicle at all times that the vehicle contains marijuana or MIPs. Prior to leaving the origination location, a RMD must weigh, inventory, and account for, on video, all marijuana to be transported.

Marijuana must be packaged in sealed, labeled, and tamper-proof packaging prior to and during transportation. In the case of an emergency stop, a log must be maintained describing the reason for the stop, the duration, the location, and any activities of personnel exiting the vehicle. A RMD shall ensure that all delivery times and routes are randomized. Each dispensary agent shall carry his or her Massachusetts department-issued MUMP ID card at all times when transporting marijuana or MIPs and shall produce it to Massachusetts Department representatives or law enforcement officials upon request. Where videotaping is required when weighing, inventorying, and accounting of marijuana before transportation or after receipt, the video must show each product being weighed, the weight, and the manifest. A RMD must document and report any unusual discrepancy in weight or inventory to the Massachusetts Department and local law enforcement within 24 hours. A RMD shall report to the Massachusetts Department and local law enforcement any vehicle accidents, diversions, losses, or other reportable incidents that occur during transport, within 24 hours. A RMD shall retain all transportation manifests for no less than one year and make them available to the Massachusetts Department upon request. Any cash received from a qualifying patient or personal caregiver must be transported to a RMD immediately upon completion of the scheduled deliveries. Vehicles used in transportation must be owned, leased or rented by the RMD, be properly registered, and contain a GPS system that is monitored by the RMD during transport of marijuana and said vehicle must be inspected and approved by the Massachusetts Department prior to use.

During transit, a RMD shall ensure that: (i) marijuana or MIPs are transported in a secure, locked storage compartment that is part of the vehicle transporting the marijuana or MIPs; (ii) the storage compartment cannot be easily removed (for example, bolts, fittings, straps or other types of fasteners may not be easily accessible and not capable of being manipulated with commonly available tools); (iii) marijuana or MIPs are not visible from outside the vehicle; and (iv) all product is transported in a vehicle that bears no markings indicating that the vehicle is being used to transport marijuana or MIPs and does not indicate the name of the RMD. Each dispensary agent transporting marijuana or MIPs shall have access to a secure form of communication with personnel at the origination location at all times that the vehicle contains marijuana or MIPs.

Massachusetts Department Inspections

The Massachusetts Department or its agents may inspect a RMD and affiliated vehicles at any time without prior notice. A RMD shall immediately upon request make available to the Massachusetts Department all information that may be relevant to a Massachusetts Department inspection, and the Massachusetts Department may direct a RMD to test marijuana for contaminants. Any violations found will be noted in a deficiency statement that will be provided to the RMD, and the RMD shall thereafter submit a Plan of Correction to the Massachusetts Department outlining with particularity each deficiency and the timetable and steps to remediate the same. The Massachusetts Department shall have the authority to suspend or revoke a certificate of registration in accordance with 105 CMR 725.405 of the Regulation of adult-use cannabis in Massachusetts. Adult-use cannabis ‘’Marijuana Establishments’’ are regulated in Massachusetts by the Cannabis Control Commission pursuant to 935 CMR 500.000 et seq. Pursuant to section 500.101(2), RMDs that have received a provisional or final certificate of registration are authorized to apply for a vertically-integrated Marijuana Establishment license on a priority basis over new applicants without a RMD certification. The same application requirements exist for a Marijuana Establishment license as a RMD application, and each owner, officer or member must undergo background checks and fingerprinting with the Cannabis Control Commission. Applicants must submit the location and identification of each site, and must establish a property interest in the same, and the applicant and the local municipality must have entered into a host agreement authorizing the location of the adult-use Marijuana Establishment within the municipality, and said agreement must be included in the application. Applicants must include disclosure of any and all regulatory actions against it by the Commonwealth of Massachusetts, as well as the civil and criminal history of the applicant and all owners, officers, principals or members. The application must include the RMD applicant’s plans for separating medical and adult-use operations, proposed timeline for achieving operations, liability insurance, business plan, and a detailed summary describing and/or updating or modifying the RMD’s existing medical marijuana operating policies and procedures for adult-use including security, prevention of diversion, storage, transportation, inventory procedures, quality control, dispensing procedures, personnel policies, record keeping, maintenance of financial records and employee training protocols.

The adult-use license application process commenced on April 1, 2018 for existing RMD license holders and will commence for all non-RMD license holders on July 1, 2018. Existing RMD license holders that timely applied for an adult-use license on or before April 1, 2018 are eligible to receive three adult-use licenses per medical RMD license. Namely, one integrated RMD medical license is eligible, if awarded by the Cannabis Control Commission, to receive three adult-use licenses as follows: one for cultivation, one for processing and one for dispensary. Additionally, there is a 100,000 square foot cultivation canopy for adult-use licenses; however, there is no canopy restriction for RMD license holders relative to their cultivation facility.

Maryland

Maryland adopted a comprehensive law legalizing medical cannabis in 2014. The Maryland program will result in a large medical marijuana market as a result of an expansive list of qualifying conditions, less restrictive provisions for obtaining cannabis certifications from doctors, and patient freedom to choose preferred methods of ingestions. The Maryland Medical Cannabis Commission began to sell through dispensaries on December 1, 2017. 14 growers, 12 processors and nine dispensaries have been licensed by the Maryland Medical Cannabis Commission, and on the day sales began, approximately 15,000 people had signed up to be prospective patients. Almost 550 healthcare providers have registered with Maryland to recommend cannabis to their patients. Maryland has a population of over 6 million people.

The Maryland Medical Cannabis Commission (the “MMCC”) grants medical cannabis grower, processor, dispensary and transportation licenses. A licensee may hold a license in each category to obtain vertical integration. The applicant must first seek pre-approval from the MMCC in order to be granted a license. As part of the pre-approval application, the applicant must submit information related to its operations; safety and security; medical cannabis professionalism; retail management factors; business and economic factors; and other additional factors that may apply.

Maryland Licensing Requirements

In order to become a licensed medical cannabis dispensary, each applicant must submit an application detailing the location of the proposed dispensary, the personal details of each principal officer or director, and operating procedures the dispensary will use. All owners, members, shareholders, officers, and directors of dispensary holding a 5% or greater interest in the company must undergo a criminal and financial background checks. All employee, volunteers and personnel who will be working in the dispensary with access to the non-public areas are required to undergo background checks and register as a dispensary agent with the MMCC.

Maryland Licenses

Cresco has entered into a financing and consulting arrangement with AFS Maryland LLC, a former affiliate of AFS

(“AFS Maryland”). AFS Maryland holds a processing license for medical cannabis issued by the Maryland Medical Cannabis Commission. Under the arrangement, Cresco will provide funding and consulting services to support the development and operations of AFS Maryland and will receive interest and fee payments and the right to take assignment of the membership interests of AFS Maryland in lieu of receiving such payments as and when permitted by applicable law.

Holding Entity	Permit/License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
AFS Maryland	P-17-00010	Snow Hill	01/03/23	Business license for an establishment

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Maryland Reporting Requirements

Once licensed, the medical cannabis dispensary is required to submit to the MMCC quarterly reports including the following information: (i) the number of patients served; (ii) the county of residence of each patient served; (iii) the medical condition for which medical cannabis was recommended; (iv) the type and amount of medical cannabis dispensed; and (v) if available, a summary of clinical outcomes, including adverse events and any cases of suspected diversion. The medical cannabis dispensary must not include any patient personal information in the quarterly report.

Maryland Inspections

Licensees must be inspected by the MMCC prior to receiving approval from the MMCC to be authorized to begin cultivation, processing, and dispensing. Licensees are eligible to apply to renew their license every two years during which time a full inspection of the facility is performed. Spot-inspections may be performed at the dispensary at any time and without advance notice.

Maryland Safety and Security Requirements

As part of the medical cannabis dispensary application, the applicant must provide information about the dispensary’s operating procedures consistent with the oversight regulations established by the MMCC, including the following: (i) storage of cannabis and products containing cannabis only in enclosed and locked facilities; (ii) security features and procedures; (iii) how the dispensary will prevent diversion; and (iv) safety procedures. As part of the safety and security requirements, the applicant must detail how the premises will be constructed to prevent unauthorized entry, including a designation of a secured room that meets high-security requirements. The applicant must describe how it would train all registered dispensary agents on safety procedures, including responding to: (i) a medical emergency; (ii) a fire; (iii) a chemical spill; and (iv) a threatening event including: (a) an armed robbery, (b) an invasion, (c) a burglary, or (d) any other criminal incident.

The applicant must describe its security and surveillance plan with information including the following: (i) an alarm system that covers all perimeter entry points, windows, and portals at the premises that: (a) will be continuously monitored; (b) detects smoke and fire capabilities; (c) detects power loss capabilities; (d) includes panic alarm devices mounted at convenient, readily-accessible locations through the licensed premises; (e) inclusion of a second, independent alarm system to protect where records are stored on-and off-site and where any secure room holds medical cannabis; (f) equipped with auxiliary power to continue operation for at least 48 hours; (ii) a video surveillance that: (a) records continuously for 24 hours per day for 365 days a year without interruption, (b) has cameras in fixed places that allow for the clear facial identification and of activities in the controlled areas of the premises, including where medical cannabis is packaged, tested, processed, stored, or dispensed, (c) has the capability of recording clear images and displays the time and date of the recording, and (d) demonstrates a plan for retention of recordings for at least 30 days.

Following licensure, no major renovation or modification may be undertaken without notification to the MMCC. Other than while the dispensary is open for business and one hour before and one hour after, the medical cannabis inventory must be stored in the secure room.

Maryland Operating Requirements

As part of the dispensary application, the applicant must provide information about the dispensary’s operations, including the following: (i) communication systems; (ii) facility odor mitigation; and (iii) back-up systems for all cultivation and processing systems. The applicant must establish a standard operating procedure of all aspects of the receipt, storage, packaging, labelling, handling, tracking, and dispensing of products containing medical cannabis and medical cannabis waste.

In addition, the applicant must provide information about the dispensary’s medical cannabis professionalism, including the following information: (i) experience, knowledge, and training in training dispensary agents in the science and use of medical cannabis; and (ii) use of a clinical director (optional).

The applicant must also provide information about the dispensary’s retail management operations, including the following: (i) a detailed plan to preserve the quality of the medical cannabis; (ii) a plan to minimize any negative impact on the surrounding community and businesses; (iii) a detailed inventory control plan; and (iv) a detailed medical cannabis waste disposal plan.

The business and economic factors of the dispensary business must also detail the following information: (i) a business plan demonstrating a likelihood of success, demonstrating sufficient business ability and experience on the part of the applicant, and providing for appropriate employee working conditions, benefits, and training; (ii) demonstration of adequate capitalization; and (iii) a detailed plan evidencing how the dispensary will enforce the alcohol and drug free workplace policy.

Additional information the applicant must also provide includes the following: (i) demonstration of Maryland residency among the owners and investors; (ii) evidence that the applicant is not in arrears regarding any tax obligation in Maryland or other jurisdictions; and (iii) the medical cannabis extracts and medical cannabis-infused products proposed to be dispensed with proposed cannabinoid profiles, including varieties with high cannabidiol content, and the varieties of routes of administration.

Maryland Record Keeping and Inventory Tracking

Maryland requires use of a seed-to-sale tracking system operated by METRC. Licensees must create and use a perpetual inventory control system that identifies and tracks the stock of medical cannabis from the time it is delivered or produced to the time it is delivered to a patient or qualified caregiver. The applicant must describe how it will assure the integrity of the electronic manifest and inventory control system and that a cannabis transportation agent will continue the chain of custody to a dispensary agent.

The applicant must retain attendance records and ensure dispensary agents are trained on the record retention and standard operating procedure. MMCC regulators have the authority to audit the records of licensees to ensure they comport with the reporting in METRC.

Maryland Transportation

Only licensed medical cannabis growers, processors and authorized secure transportation companies may transport business-to-business packages containing medical cannabis. Dispensaries are not authorized to pick up medical cannabis products from licensed growers or processors. Owners and employees of secure transportation companies must register as transportation agents with the MMCC by undergoing criminal and financial background checks, and they must carry identification cards evidencing that they hold current registration at all times while in possession of medical cannabis. Transportation agents must possess a current, valid driver’s license and may not wear any clothing or symbols that indicate ownership or possession of medical cannabis while on duty. Medical cannabis transport vehicles must be approved by the MMCC and shall display current registration from the state, be insured, and may not display any sign or illustration related to medical cannabis or a licensee.

Electronic manifests must accompany all shipments to record the chain of custody and includes (i) the name and address of the shipping licensee; (ii) the shipping licensee’s shipment identification number; (iii) the weight and description of each individual package that is part of the shipment, and the total number of individual packages; (iv) the name of the licensee agent that prepared the shipment; (v) the name and address of the receiving licensee; (vi) any special handling or storage instructions; (vii) the date and time the shipment was prepared; (viii) the date and time the package was placed in the secure transport vehicle; and (ix) a listing of any other people who had custody or control over the shipment, and the person’s identity, circumstances, duration and disposition.

Dispensary licensees in Maryland are authorized to perform home delivery directly to patients. To do so, the dispensary must (i) independently verify the patients identification and registration status; (ii) enter the transaction in METRC prior to delivery; (iii) perform the delivery through a registered dispensary agent; and (iv) confirm that the transaction otherwise complies with all other requirements regarding the sale of medical cannabis under applicable regulations. The policy committee of the MMCC recently recommended several changes to the home delivery rules that would require all home delivery be performed using a secure medical cannabis transport vehicle.

Michigan

Michigan Regulatory Landscape

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act42 (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act43 (the “MMFLA”) and the Marihuana Tracking Act44 (the “MTA” and together with the MMMA and the MMFLA, the “Michigan Cannabis Regulations”) to provide a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program.45 Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.

Under the MMFLA, LARA administrates five types of “state operating licenses” for medical marijuana businesses: (a) a “grower” license, (b) a “processor” license, (c) a “secure transporter” license, (d) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions.

On November 6, 2018, Michigan voters approved Proposal 1, to make marijuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marijuana under a system that licenses, regulates, and taxes the businesses involved. The act will be known as the Michigan Regulation and Taxation of Marihuana Act.46 According to Proposal 1, LARA is required to start accepting applications for retail (recreational) dispensaries within 12 months of the measure’s effective date.47

[42]	Michigan Legislature. Initiated Law 1 of 2008. Retrieved from http://www.legislature.mi.gov/(S(2wgqx52pio2mltrnmi13rr0a))/mileg.aspx?page=getObject&objectName=mcl-Initiated-Law-1- of-2008.
[43]	Michigan Legislature. Act 281 of 2016. Retrieved from http://www.legislature.mi.gov/(S(xy4vurthgtuob3hr0napuhxv))/mileg.aspx?page=getObject&objectName=mcl-Act-281-of-2016.
[44]

Michigan Legislature. Act 282 of 2016. Retrieved from http://www.legislature.mi.gov/(S(zup32t1bwxxnrdiax0r4ji2p))/mileg.aspx?page=getobject&objectname=mcl-Act-282-of2016&query=on&highlight=marihuana%20AND%20tracking.

[45]

LARA’s “Emergency Rules” were filed on May 30, 2018 and updated in September and October 2018. “Department of Licensing and Regulatory Affairs, Bureau of Medical Marihuana Regulation, Medical Marihuana Facilities Licensing Act, Emergency Rules Filed with the Secretary of State.” (2018 September 11). Retrieved from https://www.michigan.gov/documents/lara/Medical_Marihuana_Facilities_Licensing_Emergency_Rules_9-7-18_634831_7.pdf.

[46]	Coalition to Regulate Marijuana Like Alcohol. Initiative Text. Retrieved from https://www.regulatemi.org/initiative/
[47]	16 Michigan Proposal 1, Marijuana Legalization Initiative (2018). Retrieved from https://ballotpedia.org/Michigan_Proposal_1,_Marijuana_Legalization_Initiative_(2018).

On November 13, 2019, the state’s Marijuana Regulatory Agency announced that any existing medically licensed businesses would be allowed to sell recreational use cannabis beginning December 1, 2019.

In December 2019, the state’s Marijuana Regulatory Agency adopted rules for adult-use cannabis.

Michigan License

On March 25, 2019, an affiliate of the Company (the “Michigan Affiliate”) announced that it had completed the most comprehensive portion of Michigan’s application process, being pre-qualified for a cultivation and processing license by the Department of Licensing and Regulatory Affairs Medical Marihuana Licensing Board. The pre-qualification represents the authorization of the entity to move forward with the licensing process for its intended facilities.

On March 4, 2020, the Michigan Affiliate was granted approval to commence manufacturing medical products at its facility in Marshall, Michigan. As the construction of the cultivation part of this location continues, the Michigan Affiliate will seek the necessary inspections and approvals for cultivation.

The Michigan Affiliate has also received pre-qualification for adult-use.

State operating licenses for marijuana businesses have a 1 year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by LARA and (c) the licensee continues to meet the requirements to be a licensee under the Michigan Cannabis Regulations. Each renewal application is reviewed by LARA, but there is no guarantee of a timely renewal. There is no ultimate expiry after which no renewals are permitted.

Michigan Regulations

Products may be purchased in a retail setting from a provisioning center by registered qualified patients or registered primary caregivers connected to a registered qualifying patient (each, a “Michigan Qualified Purchaser”); in each case, Michigan Qualified Purchasers must present a valid registry identification card issued by LARA (a “Michigan Registry ID”). For a Michigan Qualified Purchaser to receive Products, provision centers must deploy an inventory control and tracking system that is capable of interfacing with the statewide monitoring system to determine (a) whether a Michigan Qualified Purchaser holds a Michigan Registry ID and (b) whether the sale or transfer will exceed the then-current daily and monthly purchasing limit for the holder of the Michigan Registry ID.

In order to receive a Michigan Registry ID, an applicant must provide: a completed application dated within one year of submission, a written certification from a physician with a bona-fide physician-patient relationship to the underlying patient, the application or renewal fee, contact information for the patient, caregiver (if applicable) and physician, as well as proof of Michigan residency.

For registered qualifying patients, the daily purchasing limit is 2.5 ounces, and for registered primary caregivers, the daily purchasing limit is 2.5 ounces per underlying registered qualifying patient that the registered primary caregiver is connected with through the registration process. Finally, the licensee shall verify in the statewide monitoring system that the sale or transfer does not exceed the monthly purchasing limit of ten (10) ounces of marijuana product per month to a qualifying patient, either directly or through the qualifying patient’s registered primary caregiver.48

[48]

Michigan Department of Licensing and Regulatory Affairs. Medical Marihuana Regulation, Rule 41: Daily Purchasing Limits; Provisioning Center. Retrieved from https://www.michigan.gov/lara/0,4601,7-154-79571_83994-454569--,00.html.

Allowable forms of medical marijuana includes smokable dried flower, dried flower for vaporizing and marijuana infused products, which are defined under the Act to include topical formulations, tinctures, beverages, edible substances or similar products containing usable marijuana that is intended for human consumption in a matter other than smoke inhalation. Under the Michigan Cannabis Regulations, marijuana-infused products shall not be considered food.

Qualifying conditions for the medical marijuana program in Michigan are the following:

•

Cancer, glaucoma, positive status for human immunodeficiency virus, acquired immune deficiency syndrome, hepatitis C, amyotrophic lateral sclerosis, Crohn’s disease, agitation of Alzheimer’s disease, nail patella or the treatment of these conditions;

•

A chronic or debilitating disease or medical condition or its treatment that produces 1 or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures, including but not limited to those characteristic of epilepsy; or severe and persistent muscle spasms, including but not limited to those characteristic of multiple sclerosis;

•	Post-Traumatic Stress Disorder (PTSD); and/or

•	Any other medical condition or its treatment approved by the department under the Michigan Cannabis Regulations.

In the state of Michigan, only cannabis that is grown and manufactured in the state can be sold in the state.

Reporting Requirements

Pursuant to the requirements of the MTA, Michigan selected Franwell’s METRC software as the state’s third-party solution for integrated marijuana industry verification. Using METRC, regulators are able to track third party inventory, permissible sales and seed-to-sale information. Additionally, provisioning centers can use the METRC API to connect their own inventory management and/or point-of-sale systems to verify the identity as well as permissible sales for Michigan Qualified Purchasers.49

Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, a provisioning center is required to:

•	Maintain and submit a security operations plan that includes the following at a minimum:[50]

•	Escorts for all non-employee personnel in limited access areas.

•	Secure locks for all interior rooms, windows and points of entry and exits with commercial grade, nonresidential door locks.

[49]

Michigan Department of Licensing and Regulatory Affairs. “LARA - UPDATED - LARA Announces Medical Marihuana Educational Sessions.” (2017 October 9). Retrieved from https://www.michigan.gov/lara/0,4601,7-154-10573_11472-449362-- ,00.html.

[50]

Michigan Department of Licensing and Regulatory Affairs. Medical Marihuana Regulation, Rule 27: Security Measures; Required Plan; Video Surveillance System. Retrieved from https://www.michigan.gov/lara/0,4601,7-154-79571_83994-454548-- ,00.html.

•	An alarm system. Licensees will make all information related to the alarm system including monitoring and alarm activity available to LARA.

•

A video surveillance system that, at a minimum, consists of digital or network video recorders, cameras, video monitors, digital archiving devices and a color printer capable of delivering still photos.

•

24-hour surveillance footage with fixed, mounted cameras, tamper/theft proof secured storage mediums and a notification system for interruption or failure of surveillance footage or storage of surveillance footage. All surveillance footage must be of sufficient resolution to identify individuals, have accurate time/date stamps and be stored for a minimum of 14 days unless state regulators notify that such recordings may be destroyed. Surveillance footage must cover:

•	All activity within 20 feet of all points of entry and exit to a facility.

•	Any areas where marijuana products are weighed, packed, stored loaded, and unloaded for transportation, prepared or moved within the marijuana facility.

•	Limited-access areas and security rooms. Transfers between rooms must be recorded.

•	Areas storing a surveillance system storage device with at least 1 camera recording the access points to the secured surveillance recording area.

•

All entrances and exists to the building must be recorded from both indoor and outdoor vantage points. The areas of entrance and exit between marijuana facilities at the same location if applicable, including any transfers between marijuana facilities.

•	Point of sale areas where Michigan marijuana products are sold and displayed for sale.

•

State access to view and obtain copies of any surveillance footage through LARA or related investigators, agents, auditors and/or state police. A facility shall also provide copies of recordings to LARA upon request.

•	Logs of the following:

•	The identities of the employee or employees responsible for monitoring the video surveillance system.

•	The identity of the employee who removed the recording from the video surveillance system storage device and the time and date removed.

•	The identity of the employee who destroyed any recording.

•	Maintain marijuana storage plan for provisioning centers that includes the following at a minimum:

•	A secured limited access area for inventories of Products.

•

Clearly labeled containers (a) marked, labeled or tagged, (b) enclosed on all sides and (c) latched or locked to keep all contents secured within. All such containers must be identified and tracked in accordance with the MTA.

•	A locked area for chemical and solvents separate from Products.

•	Separation of marijuana-infused products from toxic or flammable materials.

•	A sales or transfer counter or barrier separated from stock rooms to ensure registered qualifying patients or registered primary caregivers do not have direct access to Products

Cresco signed a binding agreement to sell and leaseback its Marshall property. See the “Significant Events or Milestones” section, above, for a description of the transaction.

Cresco Compliance Program

Cresco oversees, maintains, and implements a compliance program in conjunction with its operations in each jurisdiction. In addition to Cresco’s robust legal and compliance departments, Cresco also has local regulatory/compliance counsel engaged in every jurisdiction (state and local) in which it operates. The Facility Directors and / or Compliance Managers for each jurisdiction serve as the liaison to state and local regulators during both regular business hours and after hours. The compliance department is responsible for ensuring operations and employees strictly comply with applicable laws, regulations and licensing conditions and ensure that operations do not endanger the health, safety or welfare of the community. The Facility Director and / or the Compliance Manager for each location coordinate with each operational unit within each facility to ensure that the operation and all employees are following and complying with Cresco’s written security procedures and all regulatory compliance standards.

In conjunction with Cresco’s human resources and operations departments, the compliance and quality departments help oversee and implement training for all employees, including on the following topics:

•	Compliance with state and local laws

•	Dispensing procedures

•	Security & safety policies and procedures

•	Inventory control

•	Track-and-Trace training session

•	Quality control

•	Transportation procedures

Cresco’s compliance program emphasizes security and inventory control to ensure strict monitoring of cannabis and inventory from delivery by a licensed distributor to sale or disposal. Only authorized, properly trained employees are allowed to access Cresco’s computerized seed-to-sale system.

Cresco’s compliance department and legal team, comprised of in-house and local outside counsel, monitors all compliance notifications from the regulators and inspectors in each market, timely resolving any issues identified. The team maintains records of all compliance notifications received from the state regulators or inspectors and how and when the issue was resolved. Cresco has created comprehensive standard operating procedures that include detailed descriptions and instructions for receiving shipments of inventory, inventory tracking, recordkeeping and record retention practices related to inventory, as well as procedures for performing inventory reconciliation and ensuring the accuracy of inventory tracking and recordkeeping. Cresco maintains accurate records of its inventory at all licensed facilities. Adherence to Cresco’s standard operating procedures is mandatory and ensures that Cresco’s operations are compliant with the rules set forth by the applicable state and local laws, regulations, ordinances, licenses and other requirements. Training on these standard operating procedures is mandatory by all employees and defined by function and role.

In addition to the above disclosure, please see “Risk Factors” below for further risk factors associated with the operations of Cresco and the Company.

Compliance Software

The Company utilizes an enterprise compliance platform, which integrates the inventory management program of the manager and licensed entities with the software’s compliance checklists and auditing features to facilitate continued compliance with state and local requirements. The software features a robust auditing system that allows for both internal as well as third-party compliance auditing, covering all state and municipal, facility and operational requirements. The enterprise compliance platform offers building tools to facilitate the implementation and maintenance of compliant operations and tracks all required licensing maintenance criteria, which include countdown features and automatically generated reminders for initiating renewals and required reporting.

Compliance Program

Cresco has developed and continues to refine a robust compliance program designed to ensure operational and regulatory requirements continue to be satisfied, and has worked closely with outside counsel, (“Regulatory Counsel”) to assist Cresco in the development of compliance procedures which will assist the Company in monitoring its compliance with U.S. state law on an ongoing basis. Cresco will continue to work closely with Regulatory Counsel and other compliance experts, and is evaluating the engagement of one or more independent third party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the complex regulatory frameworks of the states to the jurisdiction of which Cresco’s operations are subject. The internal compliance program currently in place includes continued monitoring by managers and executives of Cresco and its subsidiaries to ensure that all operations conform to and comply with required laws, regulations and operating procedures. Cresco further requires its operating subsidiaries to report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them.

RISK FACTORS

MARIJUANA IS ILLEGAL UNDER U.S. FEDERAL LAW AND ENFORCEMENT OF RELEVANT LAWS IS A SIGNIFICANT RISK.

READERS ARE STRONGLY ENCOURAGED TO CAREFULLY READ ALL OF THE RISK FACTORS CONTAINED IN THIS SECTION.

The following are certain factors relating to the business of the Company. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. Company shareholders should evaluate carefully the following risk factors associated with the Company’s securities, along with the risk factors described elsewhere in this AIF.

The following table is intended to assist readers in identifying those parts of this AIF that address the disclosure expectations outlined in Staff Notice 51-352 for issuers that currently have marijuana-related activities in U.S. states where such activity has been authorized within a state regulatory framework.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross Reference

All Issuers with U.S. Marijuana-Related Activities	Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.	General Development of the Business Description of the Business—State Level U.S. Cannabis Operations

	Prominently state that marijuana is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	Risk Factors

Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

Risk Factors – U.S. Federal Regulation

Risk Factors – Variation in State Regulations

Risk Factors – Anti-money Laundering Laws and Regulations

Risk Factors – Access to Banks

Risk Factors – Investments in the United States May be Subject to Heightened Scrutiny

Risk Factors – Constraints on Marketing Products

Risk Factors – Intellectual Property

Risk Factors – Lack of access to U.S. bankruptcy protections

Risk Factors – Legality of contracts

Risk Factors – Newly established legal regime

Risk Factors – Risk of civil asset forfeiture

	Given the illegality of marijuana under U.S. federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.	Risk Factors – Newly established legal regime Risk Factors – Access to Banks

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross Reference

	Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	Note: the major operations of the Company are only in the United States

	Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	Legal advice has been obtained.

U.S. Marijuana Issuers with direct involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	Description of the Business - State Level U.S. Cannabis Operations

	Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s license, business activities or operations.	General Development of the Business – United States Industry Background and Trends Description of the Business - State Level U.S. Cannabis Operations Risk Factors – U.S. State Regulatory Uncertainty

U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	Description of the Business – State Level U.S. Cannabis Operations – Nevada

	Provide reasonable assurance through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	Cresco is not aware of any non- compliance

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross Reference

U.S. Marijuana Issuers with material ancillary involvement	Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	Not applicable.

In accordance with Staff Notice 51-352, Cresco’s subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the adult-use and/or medicinal cannabis marketplace in the states of Illinois, Pennsylvania, Ohio, Nevada, Arizona, New York, Massachusetts, Maryland and California. In accordance with Staff Notice 51-352, Cresco will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on any license, business activities or operations will be promptly disclosed by the Company.

RISKS ASSOCIATED WITH THE SECURITIES OF THE COMPANY

Founder Voting Control

As a result of the Super Voting Shares, Charlie Bachtell, Joe Caltabiano, Robert Sampson, Dominic Sergi and Brian McCormack (the “Founders”) exercise approximately 72.3% of the voting power in respect of the Company’s outstanding shares. The Subordinate Voting Shares are entitled to 1 vote per share, the Proportionate Voting Shares are entitled to 200 votes per share (subject to adjustment in accordance with the terms thereof) and the Super Voting Shares are entitled to 2,000 votes per share. As a result, the Founders (and any three of the Founders for certain actions not requiring a 2/3 majority) potentially have the ability to control the outcome of matters submitted to the Company’s shareholders for approval, including the election and removal of directors and any arrangement or sale of all or substantially all of the assets of the Company. If the Founders’ employment with the Company is terminated or they resign from their positions with the Company, they will continue to have the ability to exercise the same significant voting power. Additionally, each Super Voting Share, may be so transferred to the holder’s immediate family members, or in connection with estate or tax planning matters.

In addition, because the number of Super Voting Shares held by a holder thereof from time to time is dependent upon the number of Cresco Redeemable Units (and Cresco Corp Redeemable Shares, if and when issued) beneficially owned, directly or indirectly, or deemed to be so beneficially owned by such holder from time to time, should the Company cause Cresco to issue additional Cresco Redeemable Units or Cresco Redeemable Units in the future to a Founder in connection with employee equity incentive programs, it would prolong the Founder’s voting control.

To supplement the rights, privileges, restrictions and conditions attached to the Super Voting Shares, the Company and the Founders, being the initial holders of Super Voting Shares, entered into an investment agreement effective as of the completion of the Business Combination which, among other things, provides that (i) each Super Voting Share will be transferable only to the holder’s immediate family members or an affiliated entity or a transfer to the other Founder or an entity affiliated with the other Founder, and (ii) upon any sale of Super Voting Shares to a third party purchaser not listed in clause (i), such Super Voting Shares will immediately be redeemed by the Company for their issue price.

The concentrated control through the Super Voting Shares could delay, defer, or prevent a change of control of the Company, arrangement involving the Company or sale of all or substantially all of the assets of the Company that it’s other shareholders support. Conversely, this concentrated control could allow the Founders to consummate such a transaction that the Company’s other shareholders do not support. In addition, the Founders may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm the Company’s business.

As directors and/or officers of the Company, the Founders have control over the day-to-day management and the implementation of major strategic decisions of the Company, subject to authorization and oversight by the Company Board. As board members and/or officers, the Founders owe a fiduciary duty to the Company’s shareholders and are obligated to act honestly and in good faith with a view to the best interests of the Company. As shareholders, even controlling shareholders, the Founders are entitled to vote their shares, and shares over which they have voting control, in their own interests, which may not always be in the interests of the Company or the other shareholders of the Company.

Unpredictability Caused by the Capital Structure and Founder Voting Control

Although other Canadian-based companies have dual class or multiple voting share structures, given the concentration of voting control that is held by the Founders and given the other unique features of the capital structure of the Company, including the existence of a significant amount of redeemable equity securities that have been issued by, and are issuable pursuant to the exercise, conversion or exchange of the applicable convertible securities of, Cresco Labs, LLC, which equity securities are redeemable from time to time for Proportionate Voting Shares, in accordance with their terms, the Company is not able to predict whether this structure and control will result in a lower trading price for or greater fluctuations in the trading price of the Subordinate Voting Shares or will result in adverse publicity to the Company or other adverse consequences.

Additional Issuance of Subordinate Voting Shares and Subsidiary Securities May Result in Dilution

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Subordinate Voting Shares, and existing shareholders will have no pre-emptive rights in connection with such further issuance. The Company’s Board has discretion to determine the price and the terms of further issuances. Moreover, additional Subordinate Voting Shares will be issued by the Company on the conversion of the Proportionate Voting Shares in accordance with their terms. The Company may also issue Subordinate Voting Shares to finance future acquisitions. The Company cannot predict the size of future issuances of Subordinate Voting Shares or the effect that future issuances and sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional issuance of Subordinate Voting Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its revenue per share.

Additionally, the subsidiaries of the Company, such as Cresco U.S. Corp. and the Cresco Labs, LLC, may issue additional securities, including Cresco Corp Redeemable Shares, Cresco Redeemable Units and LTIP Units to new or existing shareholders, members or securityholders, including in exchange for services performed or to be performed on behalf of such entities or to finance future acquisitions. Any such issuances could result in substantial dilution to the indirect equity interest of the holders of Subordinate Voting Shares in Cresco Labs, LLC.

Additional Financing

The Company expects to require substantial additional capital in the near future to continue operations at its cultivation and production facilities, dispensaries, expansion of its product lines, development of its intellectual property base, increasing production capabilities and expanding its operations in states where it currently operates and states where it currently does not have operations. The Company may not be able to obtain additional financing on terms acceptable to it, or at all. If the Company fails to raise additional capital, as needed, its ability to implement its business model and strategy could be compromised.

Even if the Company obtains financing for its near-term operations, it expects that it will require additional capital thereafter. The capital needs of the Company will depend on numerous factors including: (i) profitability; (ii) the release of competitive products by competitors; (iii) the level of investment in research and development; and (iv) the amount of our capital expenditures, including acquisitions. There can be no assurance that the Company will be able to obtain capital in the future to meet its needs.

Although the Company has accessed private financing in the past, there is neither a broad nor deep pool of institutional capital that is available to companies in the U.S. cannabis industry. There can be no assurance that additional financing, if raised privately, will be available to the Company when needed or on terms which are acceptable.

No Guaranteed Return

There is no guarantee that an investment in the Subordinate Voting Shares will earn any positive return in the short, medium or long term. There is no assurance that holders of the Subordinate Voting Shares will receive cash distributions or any rate of return on, or repayment of, their investment in the Subordinate Voting Shares. In fact, an investor could lose its entire investment in the Subordinate Voting Shares.

Volatile Market Price of the Subordinate Voting Shares and Other Listed Securities

The market price of the Subordinate Voting Shares and other listed securities of the Company from time to time, cannot be predicted and has been and may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Subordinate Voting Shares or such other securities to sell their securities at an advantageous price. Market price fluctuations in the Subordinate Voting Shares or such other securities may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or competitive, regulatory or economic trends, adverse changes in the economic performance or market valuations of companies in the industry in which the Company operates, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments or other material public announcements by the Company or its competitors or government and regulatory authorities, operating and share price performance of the companies that investors deem comparable to the Company, addition or departure of the Company’s executive officers and other key personnel, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Subordinate Voting Shares or such other securities.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity and convertible securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate Voting Shares and other listed securities of the Company from time to time, may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue or arise, the Company’s operations may be adversely impacted, and the trading price of the Subordinate Voting Shares and such other securities may be materially adversely affected.

Outstanding Securities are Restricted from Immediate Resale but May be Sold in the Near Future

On May 28, 2019, Cresco announced that shareholders representing 205,172,192 Subordinate Voting Shares (on an as-if converted basis) entered into voluntary lock-up agreements representing 97% of the shares subject to the initial lock-up and 80% of the then total issued Subordinate Voting Shares (on an as-if converted basis). The voluntary lock-up agreements stipulate that these shareholders will not, subject to limited exception, offer to sell, contract to sell, lend, pledge or otherwise dispose of any Cresco securities, or enter into any transaction to such effect, directly or indirectly, in addition to other restrictions until December 3, 2019 when a portion of the shares will be released followed by the remainder of the shares being released by June 3, 2020.

Sales by Existing Shareholders

Sales of a substantial number of Subordinate Voting Shares in the public market could occur at any time either by existing holders of Subordinate Voting Shares or by holders of Cresco Corp Redeemable Shares (if issued) or Cresco Redeemable Units upon redemption of the same and issuance to such holders of the applicable Proportionate Voting Shares and their subsequent conversion to Subordinate Voting Shares. These sales, or the market perception that the holders of a large number of Subordinate Voting Shares, Proportionate Voting Shares, Cresco Corp Redeemable Shares (if issued) or Cresco Redeemable Units intend to sell Subordinate Voting Shares, could reduce the market price of the Subordinate Voting Shares and other listed securities of the Company from time to time. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities.

Limited Market for Securities

Notwithstanding that the Subordinate Voting Shares are listed on the CSE, there can be no assurance that an active and liquid market for the Subordinate Voting Shares will develop or be maintained and a Company shareholder may find it difficult to resell any securities of the Company.

Dividends

The Company has no earnings or dividend record and does not anticipate paying any dividends on the Subordinate Voting Shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings.

Tax

Canadian federal and provincial and U.S. federal and state tax issues should be taken into consideration prior to investing in the Subordinate Voting Shares. The return on an investor’s investment is subject to taxes and to changes in Canadian and U.S. tax laws. There can be no assurance that tax laws, regulations or judicial or administrative interpretations of these laws and regulations will change in a manner that fundamentally alters the tax consequences to investors holding or disposing of the Subordinate Voting Shares.

If you are purchasing the Subordinate Voting Shares outside of Canada, you should consult your own tax advisor for advice for your local jurisdiction.

RISKS ASSOCIATED WITH THE COMPANY’S INDEBTEDNESS

Substantial Indebtedness

In January 2020, the Company borrowed $100 million under the Credit Agreement governing the Senior Loan. The Credit Agreement contains a mutual option of the Company and the lenders to increase the Senior Loan up to $200 million. The Company’s substantial indebtedness could have important consequences. For example, it could:

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require the Company to dedicate a substantial portion of available cash flow to pay interest on its outstanding debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit flexibility in planning for and reacting to changes in the Company’s business and in the industry in which it operates;

•	increase the Company’s vulnerability to general adverse economic and industry conditions and to deterioration in operating results;

•	limit the Company’s ability to engage in strategic transactions or implement its business strategies;

•	limit the Company’s ability to borrow additional funds, or to refinance, repay or restructure its indebtedness; and

•	place the Company at a disadvantage compared to any competitors that have less debt.

Any of the factors listed above could materially and adversely affect the Company’s business and results of operations.

If the Company does not have sufficient cash flow to service its debt, the Company may be required to refinance all or part of its existing debt, sell assets, borrow more money or sell securities, none of which the Company can guarantee it will be able to do.

The Company may be able to incur significant additional indebtedness in the future. Although the Credit Agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to important qualifications and exceptions, including an exception for the incurrence of additional indebtedness consented to by the lenders. If the Company incurs new indebtedness, the related risks, including those described above, could intensify.

The Company’s Ability to Service its Indebtedness Depends on Factors Beyond its Control

The Company’s ability to satisfy its debt obligations will depend principally upon its future operating performance. As a result, prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond the Company’s control, will affect its ability to make payments on its indebtedness.

The required repayment of the Senior Loan will be accelerated if, among other things, any governmental authority enforces a prohibition or ban on the Company’s business or if certain cannabis-related licenses are revoked, suspended or cancelled without replacement.

If the Company does not generate sufficient cash flow from operations to satisfy its debt service obligations, it may have to pursue alternative financing plans, such as refinancing or restructuring its indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. The Company’s ability to refinance or restructure its debt will depend on the capital markets, the prevailing regulatory environment and the Company’s financial condition at such time. In addition, the terms of the Credit Agreement may restrict it from adopting some of these alternatives. The Company’s inability to generate sufficient cash flow to satisfy its debt service obligations, or to refinance its obligations on commercially reasonable terms, would have an adverse effect, which could be material, on the Company’s business, financial position, results of operations and cash flows.

Restrictive Covenants

The Credit Agreement contains, and any future indebtedness of the Company would likely contain, a number of restrictive covenants imposing significant operating and financial restrictions on the Company and some or all of its subsidiaries, including restrictions that may limit the Company’s ability to engage in acts that may be in its long-term best interests.

The Credit Agreement includes covenants restricting, among other things, the ability of the Company and its subsidiaries to:

•	incur or guarantee additional debt;

•	pay dividends or make redemptions, repurchases or distributions, with respect to equity interests;

•	create or incur liens;

•	make loans or investments;

•	engage in mergers, acquisitions, amalgamations, asset sales and sale and leaseback transactions other than those specified in the Credit Agreement; and

•	engage in transactions with affiliates.

These restrictions are subject to important exceptions. In addition, the Company must maintain a minimum cash balance.

The operating and financial restrictions and covenants in the Credit Agreements and any future financing agreements may adversely affect the Company’s ability to finance future operations or capital needs or to engage in other business activities. If a default occurs under the Credit Agreement, the lenders may, subject to certain cure periods, elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable and enforce their security interest. If the Company were unable to repay outstanding borrowings when due, the lenders would have the right to proceed against the collateral granted to them to secure the Senior Loan.

RISKS ASSOCIATED WITH THE BUSINESS OF THE COMPANY

COVID-19 Pandemic

The novel coronavirus commonly referred to as “COVID-19” was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency by President Donald Trump. The outbreak has spread throughout Europe, the Middle East and North America, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time.

The rapid development of the COVID-19 pandemic and the measures being taken by governments and private parties to respond to it are extremely fluid. While the Company has continuously sought to assess the potential impact of the pandemic on its financial and operating results, any assessment is subject to extreme uncertainty as to probability, severity and duration. The Company has attempted to assess the impact of the pandemic by identifying risks in the following principle areas:

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Mandatory Closure. In response to the pandemic, many states and localities have implemented mandatory shut-downs of business to prevent the spread of COVID-19. In most of the states of the Company’s operation, the Company’s business has been deemed an “essential service”, permitting the Company’s operations to stay open despite the mandatory closure of non-essential businesses. While the Company is working closely with state and local regulators to seek temporary measures that allow it to remain operational, there is no guarantee that the Company will be permitted to remain operational. The Company’s ability to generate revenue could be materially impacted by any shut down of its operations.

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Customer Impact. While the Company has not yet noticed an overall downturn in demand for its products in connection with the pandemic, if its customers become ill with COVID-19, are forced to quarantine, decide to self-quarantine or not to visit its dispensaries or distribution points to observe “social distancing”, it may have a material negative impact on demand for its products while the pandemic continues. While the Company is seeking to implement measures, where permitted, such as “curb side” sales and delivery, to reduce infection risk to its customers, regulators may not permit such measures, or such measures may not prevent a reduction in demand.

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Supply Chain Disruption. The Company relies on third party suppliers for equipment and services to produce its products and keep its operations going. If its suppliers are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact its own ability to continue operating. At this time, the Company has not experienced any failure to secure critical supplies or services. In particular, while the Company procures certain equipment, including components of its vaping and other products, from China where the pandemic has caused extensive business closures, the Company currently believes that it will be able to continue to source such products at a cost within historical ranges. However, disruptions in our supply chain may affect our ability to continue certain aspects of the Company’s operations or may significantly increase the cost of operating its business and significantly reduce its margins.

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Staffing Disruption. The Company is, for the time being, implementing among its staff where feasible “social distancing” measures recommended by such bodies as the Center of Disease Control, the Presidential Administration, as well as state and local governments. The Company has cancelled nonessential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on-site, measures have been implemented to reduce infection risk, such as reducing contact with customers, mandating additional cleaning of workspaces and hand disinfection and providing masks and gloves to certain personnel. Nevertheless, despite such measures, the Company may find it difficult to ensure that its operations remain staffed due to employees falling ill with COVID-19, becoming subject to quarantine, or deciding not to come to come to work on their own volition to avoid infection. At certain locations, the Company has experienced increased absenteeism due to the pandemic. If such absenteeism increases, the Company may not be able, including through replacement and temporary staff, to continue to operate in some or all locations.

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Regulatory Backlog. Regulatory authorities, including those that oversee the cannabis industry on the state level, are heavily occupied with their response to the pandemic. These regulators as well as other executive and legislative bodies in the states in which we operate may not be able to provide the level of support and attention to day-to-day regulatory functions as well as to needed regulatory development and reform that they would otherwise have provided. Such regulatory backlog may materially hinder the development of the Company’s business by delaying such activities as product launches, facility openings and business acquisitions, thus materially impeding development of its business.

The Company is actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout its structure and is re-assessing its response to the COVID-19 pandemic on an ongoing basis. The above risks individually or collectively may have a material impact on the Company’s ability to generate revenue. Implementing measures to remediate the risks identified above may materially increase our costs of doing business, reduce our margins and potentially result in losses. While the Company is not currently in financial distress, if the Company’s financial situation materially deteriorates as a result of the impact of the pandemic, the Company could eventually be unable to meet its obligations to third parties, including observing financial covenants under the Credit Agreement. See the “Risk Factors – Substantial Indebtedness” and “Risk Factors – Restrictive Covenants” sections, above for greater detail.

U.S. Federal Regulation

MARIJUANA IS ILLEGAL UNDER U.S. FEDERAL LAW AND ENFORCEMENT OF RELEVANT LAWS IS A SIGNIFICANT RISK.

The Company could be found to be violating laws related to medical cannabis. For an overview of the U.S. cannabis regulatory environment, see the “Description of the Business – United States Regulatory Environment” section, above. Below is a summary of the potential risks related to federal and state level laws related to the operations of the Company and Cresco.

Risk of U.S. Federal Law Proceedings Against the Company

Potential proceedings under U.S. federal law could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favor of the Company. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of the Company or the seizure of corporate assets. However, as of the date hereof, the Company and has obtained legal advice in respect thereof that proceedings of this nature have historically been sufficiently uncommon to be characterized as remote absent a shift by federal authorities to a more aggressive enforcement approach. The Company has also received advice from its legal counsel regarding the potential exposure and implications arising from U.S. federal law generally. As the legal landscape at both the U.S. federal level and the state level is evolving, all such legal advice is historical in nature, and is only effective up to the date such advice was received.

Following the issuance of the Sessions Memo and the Barr Comments, the Company continues to look to the guidelines of the Cole Memo as an industry best practice and continues to do the following to ensure compliance with the Cole Memo:

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ensuring the operations of its subsidiaries are compliant with all licensing requirements that are set forth with regards to cannabis operation by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions. To this end, the Company retains appropriately experienced legal counsel and other professionals to conduct the necessary due diligence to ensure compliance of such operations with all applicable;

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the activities relating to the cannabis business adhere to the scope of the licensing obtained. Accordingly, in the states where only medical cannabis is permitted, the products are only sold to patients who hold the necessary documentation to permit the possession of the cannabis; and in the states where cannabis is permitted for adult-use, the products are only sold to individuals who meet the requisite age requirements;

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the Company only works through licensed operators, which must pass a range of requirements, adhere to strict business practice standards and be subjected to strict regulatory oversight whereby sufficient checks and balances ensure that no revenue is distributed to criminal enterprises, gangs and cartels; and

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the Company conducts reviews of products and product packaging to ensure that the products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

The Company will continue to monitor compliance on an ongoing basis in accordance with its compliance program and standard operating procedures. While the Company’s operations are in full compliance with all applicable state laws, regulations and licensing requirements, such activities remain illegal under U.S. federal law. For the reasons described above and the risks further described below, there are significant risks associated with the business of the Company.

Variation in State Regulations

Variations in state and local regulation, and enforcement in states that have legalized medical cannabis, may restrict marijuana-related activities, including activities related to medical cannabis, which may negatively impact our revenues and prospective profits.

The marijuana laws of each state are not necessarily consistent with those of other states. A number of states have decriminalized marijuana to varying degrees, other states have created exemptions specifically for medical cannabis, and several have both decriminalization and medical laws. Four States, Alaska, Colorado, Oregon, Washington and the District of Columbia have previously legalized the adult-use of cannabis. In November 2016, four additional states, California, Massachusetts, Maine and Nevada, voted to legalize adult-use cannabis, although adult-use will not commence in those states until appropriate regulatory frameworks have been put in place. The exception is Nevada California and Massachusetts, which began its adult-use program on July 1, 2017, January 2018 and November 2018, respectively. Variations exist among states that have legalized, decriminalized, or created medical marijuana exemptions. For example, Alaska, Colorado, and the District of Columbia have limits on the number of marijuana plants that can be homegrown. In most states, the cultivation of marijuana for personal use continues to be prohibited except for those states that allow small-scale cultivation by the individual in possession of medical marijuana needing care or that person’s caregiver. Active enforcement of state laws that prohibit personal cultivation of marijuana may indirectly and adversely affect our business and our revenue and profits.

The Company is in compliance with, and has obtained legal advice in respect of its compliance with, U.S. state laws and the related licensing framework of Illinois, Pennsylvania, Ohio, Nevada, Arizona, California, Massachusetts and New York applicable to its respective business operations.

Change of Cannabis Laws

It is possible that U.S. federal or state legislation could be enacted in the future that would prohibit the Company from selling cannabis and cannabis products, and if such legislation were enacted, the Company’s revenues could decline, leading to a loss of shareholder investment. Additionally, it is possible that regulatory bodies could impose new restrictions on our ability to operate in the U.S., which could lead to a loss of shareholder investment.

U.S. State Regulatory Uncertainty

The rulemaking process for cannabis operators at the state level in any state will be ongoing and result in frequent changes. As a result, a compliance program is essential to manage regulatory risk. All operating policies and procedures implemented in the operation will be compliance-based and derived from the state regulatory structure governing ancillary cannabis businesses and their relationships to state-licensed or permitted cannabis operators, if any. Notwithstanding the Company’s efforts, regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. No assurance can be given that the Company will receive the requisite licenses, permits or cards to operate its businesses.

In addition, local laws and ordinances could restrict the Company’s business activity. Although legal under the laws of the states in which the Company’s business will operate, local governments have the ability to limit, restrict, and ban cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances, and similar laws could be adopted or changed, and have a material adverse effect on the Company’s business.

The Company is aware that proportionate states are considering special taxes or fees on businesses in the marijuana industry. Illinois has, for example, imposed a license transfer surtax. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

The Company is required to obtain or renew government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of funds, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, results of operations or prospects.

Risk of Legal, Regulatory or Political Change

Delays in enactment of new state or U.S. federal regulations could restrict the ability of the Company to reach strategic growth targets and lower return on investor capital. The strategic growth strategy of the Company is reliant upon certain federal and state regulations being enacted to facilitate the legalization of medical and adult-use marijuana. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of the Company, and thus, the effect on the return of investor capital, could be detrimental. The Company is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.

Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the U.S. federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict disbursement of marijuana in a manner that will make it extremely difficult or impossible to transact business that is necessary for the continued operation of the marijuana industry. Federal actions against individuals or entities engaged in the marijuana industry or a repeal of applicable marijuana related legislation could adversely affect the Company and its business, results of operations, financial condition and prospects.

The Company is aware that multiple states are considering special taxes or fees on businesses in the marijuana industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

The commercial medical and adult-use marijuana industry is in its infancy and the Company anticipates that such regulations will be subject to change as the jurisdictions in which the Company does business matures. The Company has in place a detailed compliance program with dedicated staff who oversee, maintain, and implement the compliance program and personnel. In addition to the Company’s robust legal and compliance departments, the Company also has local regulatory/compliance counsel engaged in every jurisdiction in which it operates. The Company’s compliance program emphasizes security and inventory control to ensure strict monitoring of cannabis and inventory from delivery by a licensed distributor to sale or disposal. Additionally, the Company has created comprehensive standard operating procedures that include detailed descriptions and instructions for monitoring inventory at all stages of development and distribution. The Company will continue to monitor compliance on an ongoing basis in accordance with its compliance program, standard operating procedures, and any changes to regulation in the marijuana industry.

Overall, the medical and adult-use marijuana industry is subject to significant regulatory change at both the state and federal level. The inability of the Company to respond to the changing regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, results of operations, financial condition or prospects.

The Company is aware that multiple states are considering special taxes or fees on businesses in the marijuana industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

WARNING TO CANADIAN INVESTORS - Canadian Investors May be Barred from Entering the U.S.

Todd Owen, executive assistant commissioner for the Office of Field Operations of the U.S. Customs and Border Protection Agency (“CBP”) has stated that Canadians who work in the marijuana industry and those who invest in the cannabis sector risk a lifetime ban on travel to the U.S. The CBP will continue to apply long-standing U.S. federal laws and regulations that treat marijuana as a banned substance and participants in the cannabis industry as drug traffickers who are inadmissible into the U.S. Although some U.S. states have eased marijuana laws, the U.S. continues to maintain a federal prohibition that applies at the border. CBP officials are not planning to go out of their way to interrogate every Canadian traveler about marijuana use. However, other factors may cause them to raise the topic. In July 2018, a venture-capitalist from Vancouver, British Columbia who had invested more than $100,000 into legal American cannabis companies, was denied entry to the U.S. and barred from future entry as his investments were deemed to be assisting and abetting in the illicit trafficking of drugs.

On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal or Canada may affect admissibility to the United States. As a result, CBP has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the United States or Canada (such as the Company), who are not United States citizens face the risk of being barred from entry into the United States for life. As described above, on October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible.

Internal Controls

The failure to implement and maintain proper and effective internal controls and disclosure controls could result in material weaknesses in the Company’s financial reporting, such as errors in its financial statements and in the accompanying footnote disclosures that could require restatements. Investors may lose confidence in the Company’s reported financial information and disclosure, which could negatively impact its share price.

The Company does not expect that its internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Over time, controls may become inadequate because changes in conditions or deterioration in the degree of compliance with policies or procedures may occur. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Global Economic Conditions

The Company’s business, financial condition, results of operations, and cash flow have been, and may in the future be, negatively impacted by challenging global economic conditions.

A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy, and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments have and could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or it may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets and adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on the business, financial condition, results of operations, and cash flow of the Company.

Limited Operating History

As a high growth enterprise, Cresco does not have a history of profitability. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.

Competition

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require research and development, marketing, sales and support. The Company may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

Difficulty in Recruiting and Retaining Management and Key Personnel

The Company’s future success depends on its key executive officers and its ability to attract, retain, and motivate qualified personnel.

Future success largely depends upon the continued services of the Company’s executive officers and management team. If one or more of the executive officers are unable or unwilling to continue in their present positions, replacements may not be readily available, if at all. Additionally, the Company may incur additional expenses to recruit and retain new executive officers. If any of the executive officers joins a competitor or forms a competing corporation, we may lose some or all of our customers. Finally, we do not maintain “key person” life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in the Subordinate Voting Shares.

The continuing ability to attract and retain highly qualified personnel will also be critical to the reporting issuer’s success because it will need to hire and retain additional personnel as the business grows. There can be no assurance that highly qualified personnel will be retained or available. Due to the competition for skilled personnel in the U.S. cannabis industry it is more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, The Company may not be able to effectively manage or grow its business, which could adversely affect its financial condition and the value of any investment in the Company could be significantly reduced or completely lost.

Unreliability of Forecasts

Any forecasts made by the Company about its operations may prove to be inaccurate. The Company must, among other things, determine appropriate risks, rewards, and level of investment in its product lines, respond to economic and market variables outside of its control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that the Company will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. The prospects of the Company must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of any investment in the Company could be significantly reduced or completely lost.

Managing Growth

The Company may not be able to effectively manage its growth or improve its operational, financial, and management information systems, which would impair its results of operations.

In the near term, the Company intends to expand the scope of its operations and activities significantly. If it is successful in executing its business plan, it will experience growth that could place a significant strain on its business operations, finances, management, and other resources. The factors that may place strain on the Company’s resources include, but are not limited to, the following:

1.	the need for continued development of financial and information management systems;

2.	the need to manage strategic relationships and agreements with manufacturers, customers, and partners; and

3.	difficulties in hiring and retaining skilled management, technical, and other personnel necessary to support and manage the business.

Additionally, the strategy of the Company envisions a period of rapid growth that may impose a significant burden on its administrative and operational resources. The ability to effectively manage growth will require it to substantially expand the capabilities of its administrative and operational resources and to attract, train, manage, and retain qualified management and other personnel. There can be no assurance that the Company will be successful in recruiting and retaining new employees, or retaining existing employees.

The Company cannot provide assurances that its management will be able to manage this growth effectively and the failure to successfully manage growth could result in its sales not increasing commensurately with capital investments or otherwise materially adversely affecting the business, financial condition, or results of operations.

Inability to Innovate and Find Efficiencies

If the Company is unable to continually innovate and increase efficiencies, our ability to attract new customers may be adversely affected. In the area of innovation, the Company must be able to develop new technologies and products that appeal to its customers. This depends, in part, on the technological and creative skills of the Company’s personnel and on our ability to protect our intellectual property rights. The Company may not be successful in the development, introduction, marketing, and sourcing of new technologies or innovations, that satisfy customer needs, achieve market acceptance, or generate satisfactory financial returns.

Website

Prospective customers may be deterred from doing business with the Company with a significant nationwide online presence because of fears of U.S. federal or state enforcement of laws prohibiting possession and sale of medical or adult-use marijuana.

The Company’s website is visible in jurisdictions where medicinal and/or adult-use of marijuana is not permitted and, as a result, the Company may be found to be violating the laws of those jurisdictions. The Company could lose potential customers as they could fear federal prosecution for buying its marijuana, reducing its revenue.

Operational Risk

The Company will be affected by a number of operational risks and the it may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company’s operation, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Reliance on third-party suppliers, manufacturers and contractors; Reliance on Key Inputs

The Company’s business is dependent on a number of key inputs from third parties and their related costs including raw materials and supplies related to its cultivation and production operations, as well as electricity, water and other local utilities. Due to the uncertain regulatory landscape for regulating cannabis in the U.S., the Company’s third party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs from third parties could materially impact the business, financial condition and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers in the future. If the Company becomes reliant upon a sole source supplier and it was to go out of business or suspend services the Company might be unable to find a replacement for such source in a timely manner or at all. Similarly, if any future sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Additionally, any supplier could at any time suspend or withdraw services. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Company’s business, financial condition and operating results.

Revenue Shortfalls

Revenue shortfalls from budget may result from lower than expected sales volume, sale price and/or inventory due to inadequate marketing or lower than expected market stimulation. Average sales prices may be less than budgeted due to aggressive competitor pricing below the Company’s prices.

Failure to Complete Acquisitions

The Company currently expects to complete certain transactions in the future. These acquisitions are subject to a number of customary closing conditions including in certain instances, regulatory approval and may not close for a variety of reasons including if the closing conditions are not satisfied or waived, some of which may not be within the control of the Company. In addition, even if these transactions were to be completed, they may not close on terms or within the timing currently expected. If one or more of these transactions do not close or are completed pursuant to terms or timelines different than expected, it could have an adverse effect on the Company’s future capital plans and require the Company to reallocate funds.

Permits and Authorizations

The Company may be able to obtain or maintain the necessary licenses, permits, authorizations, or accreditations, or may only be able to do so at great cost, to operate its medical marijuana business. In addition, the Company may not be able to comply fully with the wide variety of laws and regulations applicable to the medical marijuana industry. Failure to comply with or to obtain or maintain the necessary licenses, permits, authorizations, or accreditations could result in restrictions on our ability to operate the medical marijuana business, which could have a material adverse effect on our business.

Potential for Conflict of Interest

All decisions to be made by such directors and officers involving the Company are required to be made in accordance with their duties and obligations to act honestly and in good faith with a view to the best interests of the Company. In addition, such directors and officers are required to declare their interests in, and such directors are required to refrain from voting on any matter in which they may have a material conflict of interest. For a description of certain risks associated with the Company’s dual class voting structure, see “Founder Voting Control”.

Certain of the Company’s directors and officers are, and may continue to be, or may become, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships and joint ventures, that are or may become competitors of the products and services the Company provides or intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in a contract or transaction or a proposed contract or transaction with the Company that is material to the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. This does not impact the directors and officers obligation to act honestly and in good faith with a view to the Company’s best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to the Company.

Difficulty in Enforcing Judgments and Effecting Service of Process on Directors and Officers

The directors and officers of the Company reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for Company shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Company shareholders to effect service of process within Canada upon such persons.

Intellectual Property

If the Company fails to protect its intellectual property, its business could be adversely affected. Viability will depend, in part, on the Company’s ability to develop and maintain the proprietary aspects of its technology to distinguish its products from its competitors’ products. The Company relies on copyrights, trademarks, trade secrets, and confidentiality provisions to establish and protect our intellectual property.

The Company will not be able to register any United States federal trademarks or patents for its cannabis products due to producing, manufacturing, processing, possessing, distributing, selling, and using cannabis being a crime under the CSA. The United States Patent and Trademark Office will not permit the registration of any patent or trademark that identifies cannabis products. As a result, the Company likely will be unable to protect its cannabis product trademarks beyond the geographic areas in which it conducts business. The use of its trademarks outside the states in which it operates by one or more other persons could have a material adverse effect on the value of such trademarks.

Any infringement or misappropriation of the Company’s intellectual property could damage its value and limit its ability to compete. The Company may have to engage in litigation to protect the rights to its intellectual property, which could result in significant litigation costs and require a significant amount of its time. In addition, the Company’s ability to enforce and protect its intellectual property rights may be limited in certain countries outside the U.S., which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by the Company.

Competitors may also harm the Company’s sales by designing products that mirror the capabilities of its products or technology without infringing on its intellectual property rights. If the Company does not obtain sufficient protection for its intellectual property, or if it is unable to effectively enforce its intellectual property rights, its competitiveness could be impaired, which would limit its growth and future revenue.

The Company may also find it necessary to bring infringement or other actions against third parties to seek to protect its intellectual property rights. Litigation of this nature, even if successful, is often expensive and time- consuming to prosecute and there can be no assurance that the Company will have the financial or other resources to enforce its rights or be able to enforce its rights or prevent other parties from developing similar technology or designing around its intellectual property.

Although the Company believes that its technology does not and will not infringe upon the patents or violate the proprietary rights of others, it is possible such infringement or violation has occurred or may occur, which could have a material adverse effect on the business.

The Company is not aware of any infringement by it of any person’s or entity’s intellectual property rights. In the event that products sold by the Company are deemed to infringe upon the patents or proprietary rights of others, the Company could be required to modify its products or obtain a license for the manufacture and/or sale of such products or cease selling such products. In such event, there can be no assurance that the Company would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon the Company’s business.

There can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. If the Company’s products or proposed products are deemed to infringe or likely to infringe upon the patents or proprietary rights of others, the Company could be subject to injunctive relief and, under certain circumstances, become liable for damages, which could also have a material adverse effect on the Company’s business and its financial condition.

Information Technology Systems and Cyber-Attacks

The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Trade Secrets

The Company’s trade secrets may be difficult to protect as it depends upon the skills, knowledge, and experience of its scientific and technical personnel, consultants and advisors, as well as licensors and contractors. Because of the highly competitive nature of the U.S. cannabis industry, the Company relies in part on trade secrets to protect its proprietary technology and processes. However, trade secrets are difficult to protect. The Company enters into confidentiality or non-disclosure agreements with its corporate partners, employees, consultants, outside scientific collaborators, developers, and other advisors. These agreements generally require that the receiving party keep confidential and not disclose to third parties confidential information developed by the receiving party or made known to the receiving party by the Company during the course of the receiving party’s relationship with the Company. These agreements also generally provide that inventions conceived by the receiving party in the course of rendering services to the Company will be the Company’s exclusive property, and the Company enters into assignment agreements to perfect its rights.

These confidentiality, inventions, and assignment agreements may be breached and may not effectively assign intellectual property rights to the Company. Trade secrets also could be independently discovered by competitors, in which case the Company would not be able to prevent the use of such trade secrets by competitors. The enforcement of a claim alleging that a party illegally obtained and was using the Company’s trade secrets could be difficult, expensive, and time consuming and the outcome would be unpredictable. In addition, courts outside the U.S. may be less willing to protect trade secrets. The failure to obtain or maintain meaningful trade secret protection could adversely affect the Company’s competitive position.

Lack of Access to U.S. Bankruptcy Protections

Because the use of cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Company were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to the Company, which would have a material adverse effect.

Fluctuations in Currency Exchange Rates

Fluctuations in currency exchange rates may adversely affect Cresco’s financial position. Fluctuations in currency exchange rates may significantly impact Cresco’s financial position and results. Cresco does not have in place a policy for managing or controlling foreign currency risks since, to date, its primary activities have not resulted in material exposure to foreign currency risk.

Insurance Coverage

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal marijuana to post a bond or significant fees when applying for example for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. Cresco is not able to quantify at this time the potential scope for such bonds or fees in the states in which it currently or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Company’s business.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labour disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

The Company’s insurance coverage may be inadequate to cover all significant risk exposures as it will be exposed to liabilities that are unique to the products we provide. While the Company intends to maintain insurance for certain risks, the amount of its insurance coverage may not be adequate to cover all claims or liabilities, and it may be forced to bear substantial costs resulting from risks and uncertainties of its business. It is also not possible to obtain insurance to protect against all operational risks and liabilities. The failure to obtain adequate insurance coverage on terms favorable to the Company, or at all, could have a material adverse effect on its business, financial condition, and results of operations. The Company does not have any business interruption insurance. Any business disruption or natural disaster could result in substantial costs and diversion of resources.

Anti-money Laundering Laws and Regulations

The Company is subject to a variety of laws and regulations domestically and in the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada.

In February 2014, the Financial Crimes Enforcement Network (“FCEN”) of the Treasury Department issued a memorandum (the “FCEN Memo”) providing instructions to banks seeking to provide services to marijuana-related businesses. The FCEN Memo states that in some circumstances, it is permissible for banks to provide services to marijuana-related businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of money laundering offenses predicated on marijuana-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memo.

In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its common shares in the foreseeable future, in the event that a determination was made that the Company’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Risk of Civil Asset Forfeiture

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Investments in the United States May be Subject to Heightened Scrutiny

For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in the U.S. or any other jurisdiction, in addition to those described herein.

Government policy changes or public opinion may also result in a significant influence over the regulation of the marijuana industry in Canada, the U.S. or elsewhere. A negative shift in the public’s perception of medical marijuana in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical marijuana, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, financial condition and results of operations.

Constraints on Marketing Products

The development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the United States limits the Company’s ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected.

Settlements of Trades

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the Toronto Stock Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS Clearing and Depository Services Inc. (“CDS”) as it relates to issuers with cannabis-related activities in the United States. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the common shares are listed on a stock exchange, it would have a material adverse effect on the ability of holders of common shares to make and settle trades. In particular, the common shares would become highly illiquid until an alternative was implemented, investors would have no ability to effect a trade of the common shares through the facilities of the applicable stock exchange.

Environmental Risk and Regulation

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its current or proposed production, manufacturing or sale of marijuana or marijuana products or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production, manufacturing or sale of marijuana or marijuana products, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production or manufacturing costs or reduction in levels of production, manufacturing or sale or require abandonment or delays in development.

Access to Banks

The Company may have difficulty accessing the service of banks, which may make it difficult for it to operate.

Since the use of marijuana is illegal under U.S. federal law, and in light of concerns in the banking industry regarding money laundering and other federal financial crime related to marijuana, U.S. banks have been reluctant to accept deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty finding a bank willing to accept their business. Likewise, marijuana businesses have limited, if any, access to credit card processing services. As a result, marijuana businesses in the U.S. are largely cash-based. This complicates the implementation of financial controls and increases security issues. The inability to open or maintain bank accounts or take credit cards may make it difficult for us to operate our contemplated medical marijuana businesses.

Legality of contracts

Because the Company’s contracts involve cannabis and other activities that are not legal under U.S. federal law and in some jurisdictions, the Company may face difficulties in enforcing its contracts in U.S. federal and certain state courts.

Holding Company

The Company is a holding company and essentially all of its assets are the capital stock of its material subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. Consequently, the Company’s cash flows and ability to complete current or desirable future opportunities are dependent on the earnings of its subsidiaries. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such entities and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

Unfavorable Tax Treatment of Cannabis Businesses

Under Section 280E (“Section 280E”) of the U.S. Tax Code, “no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted.” This provision has been applied by the U.S. Internal Revenue Service to cannabis operations, prohibiting them from deducting expenses directly associated with the sale of cannabis. Section 280E therefore has a significant impact on the retail side of cannabis, but a lesser impact on cultivation and manufacturing operations. A result of Section 280E is that an otherwise profitable business may, in fact, operate at a loss, after taking into account its U.S. income tax expenses. There are currently several pending cases before various administrative and federal courts challenging these restrictions. There can be no guarantee that any of these challenges will result in any favorable interpretation of Section 280E for cannabis businesses.

United States Tax Classification of the Company

The Company, which is and will continue to be a Canadian corporation as of the date of this AIF, is also expected to be classified for U.S. federal income tax purposes as a United States corporation under Section 7874 of the U.S. Tax Code. Section 7874 of the U.S. Tax Code, contains rules that can cause a non-United States corporation to be taxed as a United States corporation for United States federal income tax purposes. Under section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States. (i.e., a non-United States corporation) will nevertheless be treated as a United States corporation for United States federal income tax purposes (such treatment is referred to as an inversion) if each of the following three conditions are met: (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable United States Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States corporation or United States trade or business, (ii) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the United States acquired corporation, trade or business, and (iii) after the acquisition, the non-United States corporation’s expanded affiliated group does not have substantial business activities in the non- United States corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities.

The Company intends to be treated as a United States corporation for United States federal income tax purposes under section 7874 of the U.S. Tax Code and is expected to be subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company is expected, regardless of any application of section 7874 of the U.S. Tax Code, to be treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”)) for Canadian income tax purposes. As a result, the Company will be subject to taxation both in Canada and the United States which could have a material adverse effect on its financial condition and results of operations. The Company may not qualify for certain U.S.-Canada income tax treaty benefits, which could have a material adverse effect on its financial condition and results of operations.

It is unlikely that the Company will pay any dividends on the Subordinate Voting Shares in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purpose of the ITA will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the U.S. Tax Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

Because the common shares will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate and generation-skipping transfer tax rules generally apply to a non-U.S. shareholder of common shares.

EACH SHAREHOLDER SHOULD SEEK TAX ADVICE, BASED ON SUCH SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Consumer Acceptance of Marijuana

We are dependent on the popularity of consumer acceptance of Cresco product lines.

The Company’s ability to generate revenue and be successful in the implementation of the Company’s business plan is dependent on consumer acceptance and demand of Cresco products. Acceptance of Cresco products will depend on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety, and reliability. If these customers do not accept Cresco products, or if such products fail to meet customers’ needs and expectations adequately, our ability to continue generating revenues could be reduced.

A drop in the retail price of medical marijuana products may negatively impact the business.

The demand for Cresco products depends in part on the price of commercially-grown marijuana. Fluctuations in economic and market conditions that impact the prices of commercially-grown marijuana, such as increases in the supply of such marijuana and the decrease in the price of products using commercially-grown marijuana, could cause the demand for marijuana products to decline, which would have a negative impact on our business.

Security Risks

As cash businesses, the premises of the marijuana dispensaries are a target for theft. While the Company has implemented security measures and continues to monitor and improve its security measures, its cultivation, processing and dispensary facilities could be subject to break-ins, robberies and other breaches in security. In the event of robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment could have a material adverse impact on the business, financial condition and results of operation of the Company.

As the Company’s business involves the movement and transfer of cash which is collected from dispensaries and used to purchase trim, accessories etc. or deposited into its bank, there is a risk of theft or robbery during the transport of cash. The Company has engaged a security firm to provide armed guards and security in the transport and movement of large amounts of cash. Sales representatives sometimes transport cash and/or products and each sales representative has a panic button in their vehicle and, if requested, may be escorted by armed guards. While the Company has taken robust steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft of product or cash.

Risk of Litigation

If the Company incurs substantial liability from litigation, complaints, or enforcement actions, its financial condition, business and results of operation could suffer.

The Company’s participation in the medical marijuana industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various U.S. federal, state, or local governmental authorities against the Company or its subsidiaries. Litigation, complaints, and enforcement actions involving the Company or its subsidiaries could consume considerable amounts of financial and other corporate resources, which could have a negative impact on our sales, revenue, profitability, and growth prospects. The Company’s subsidiaries are presently engaged in the distribution of marijuana, however, neither the Company nor its subsidiaries are currently, subject to any litigation, complaint or enforcement action regarding marijuana brought by any U.S. federal, state, or local governmental authority with respect to the business.

From time-to-time in the normal course of business operations, the Company may become subject to litigation that may result in liability material to its financial statements as a whole or may negatively affect its operating results if changes to its business operations are required. The cost to defend such litigation may be significant and may require a diversion of resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of the business, regardless of whether the allegations are valid or whether the Company is ultimately found liable. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of the Company’s insurance coverage for any claims could adversely affect its business and the results of operations.

Risks Inherent in an Agricultural Business

The Company’s business involves the growing of medical and adult-use marijuana, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although the Company expects that any such growing will be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

Vulnerability to Rising Energy Costs

Adult-use and medical marijuana growing operations consume considerable energy, making the Company potentially vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business, results of operations, financial condition or prospects of the Company.

Reliance on License

The Company’s ability to cultivate, store, produce and distribute medical and adult-use marijuana products in Illinois, Pennsylvania, Ohio, Nevada, Arizona, California and New York is dependent on maintaining its licenses in good standing with each applicable State regulator. Failure to comply with the requirements of any of its licenses or any failure to maintain any of the licenses would have a material adverse impact on the business, financial condition and operating results of the Company. The Company’s (or its subsidiaries) licenses related to its ability to cultivate, store, produce and distribute medical and adult-use marijuana products (as applicable) in Illinois, Pennsylvania, Ohio, Nevada, Arizona, California and New York are currently in good standing and the Company remains fully compliant with the respective associated state laws and regulations.

Product Liability

As a distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Cresco’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company. Although the Company has secured product liability insurance, and strictly enforces a quality standard within the operations, there can be no assurances that the Company will be able to maintain its product liability insurance on acceptable terms or with adequate coverage against potential liabilities. This scenario could prevent or inhibit the commercialization of the Company’s potential products. To date, there have been no product related issues.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company as its owner could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by the FDA or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Regulatory or Agency proceedings, Investigations and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operation.

Newly Established Legal Regime

The Company business activities will rely on newly established and/or developing laws and regulations in the states in which it operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, Securities and Exchange Commission, the DOJ, the Financial Industry Regulatory Advisory or other U.S. federal or applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital.

General Economic Risks

The Company’s operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer trends and spending and, consequently, impact the Company’s sales and profitability.

DIVIDENDS AND DISTRIBUTIONS

It is contemplated by the Company that it will reinvest all future earnings in order to finance the development and growth of its business. As a result, it is not contemplated that dividends will be paid on the Subordinate Voting Shares in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Company’s Board and will be made in accordance with applicable law and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Company’s Board deems relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Subordinate Voting Shares, an unlimited number of Proportionate Voting Shares and an unlimited number of Super Voting Shares. As of April 28, 2020, the outstanding capital of the Company consists of: (i) 153,262,290 Subordinate Voting Shares; (ii) 264,458 Proportionate Voting Shares (which includes securities to be issued in connection with an acquisition and are convertible on a 1:200 basis into 52,891,696 Subordinate Voting Shares); and (iii) 500,000 Super Voting Shares.

Summary of Share Provisions

Subordinate Voting Shares

Right to Notice and Vote	Holders of Subordinate Voting Shares will be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of Subordinate Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share held.

Class Rights & Right of First Refusal	As long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares. Holders of Subordinate Voting Shares will not be entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company.

Dividends	Holders of Subordinate Voting Shares will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.

Participation	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares (including, without restriction, the Super Voting Shares) be entitled to participate ratably along with all other holders of Subordinate Voting Shares and the Proportionate Voting Shares (on an as converted to Proportionate Voting Shares basis).

Changes	No subdivision or consolidation of the Subordinate Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, the Proportionate Voting Shares and the Super Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Conversion	In the event that an offer is made to purchase Proportionate Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules or conditions of listing of a stock exchange on which the Proportionate Voting Shares are then listed, to be made to all or substantially all the holders of Proportionate Voting Shares in a given province or territory of Canada to which these requirements apply, each Subordinate Voting Share shall become convertible at the option of the holder into Proportionate Voting Shares at the inverse of the Conversion Ratio then in effect at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Proportionate Voting Shares pursuant to the offer, and for no other reason. In such event, the Company’s transfer agent shall deposit the resulting Proportionate Voting Shares on behalf of the holder. Should the Proportionate Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Proportionate Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, into Subordinate Voting Shares at the Conversion Ratio then in effect.

Conversion of Subordinate Voting Shares	In the event that an offer is made to purchase Proportionate Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange, if any, on which the Proportionate Voting Shares are then listed, to be made to all or substantially all the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies, each Subordinate Voting Share shall become convertible at the option of the holder into Proportionate Voting Shares at the inverse of the conversion ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Proportionate Voting Shares under the offer, and for no other reason. In such event, the transfer agent for the Subordinate Voting Shares shall deposit under the offer the resulting Proportionate Voting Shares, on behalf of the holder. To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall

(a) give written notice to the transfer agent of the exercise of such right, and of the number of Subordinate Voting Shares in respect of which the right is being exercised;

(b) deliver to the transfer agent the share certificate or certificates representing the Subordinate Voting Shares in respect of which the right is being exercised, if applicable; and

(c) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Proportionate Voting Shares, resulting from the conversion of the Subordinate Voting Shares will be delivered to the holders on whose behalf such deposit is being made. If Proportionate Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Proportionate Voting Shares being taken up and paid for, the Proportionate Voting Shares resulting from the conversion will be re-converted into Subordinate Voting Shares at the then conversion ratio and a share certificate representing the Subordinate Voting Shares will be sent to the holder by the transfer agent. In the event that the offeror takes up and pays for the Proportionate Voting Shares resulting from conversion, the transfer agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

Take-Over Bid Protection

In the event that a take-over bid is made for the Super Voting Shares, the holders of Subordinate Voting Shares will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Subordinate Voting Shares or under any coattail trust or similar agreement.

The Founders have entered into an investment agreement with the Company whereby, upon any sale of Super Voting Shares to a third party purchaser that is not the holder’s immediate family members or an affiliated entity or a transfer to the other Founder or an entity affiliated with the other Founder, such Super Voting Shares will immediately be redeemed by the Company for their issue price. See “Super Voting Shares – Investment Agreement” below.

Additionally, as noted above, the Company’s articles entitle the holders of Subordinate Voting Shares to convert to Proportionate Voting Shares and tender to any take-over bid made solely to the holders of Proportionate Voting Shares.

Proportionate Voting Shares

Right to Vote	Holders of Proportionate Voting Shares will be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of Proportionate Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share into which such Proportionate Voting Share could ultimately then be converted, which for greater certainty, shall initially be equal to 200 votes per Proportionate Voting Share (subject to adjustment at the discretion of the Company Board, depending upon the ratios necessary to preserve foreign private issuer status).

Class Rights	As long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Proportionate Voting Shares and Super Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Proportionate Voting Shares. Consent of the holders of a majority of the outstanding Proportionate Voting Shares and Super Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Proportionate Voting Shares. In connection with the exercise of the voting rights for the foregoing only, each holder of Proportionate Voting Shares will have one vote in respect of each Proportionate Voting Share held.

Rights to Subscribe; Pre-Emptive Rights	The holders of Proportionate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company.

Dividends	The holder of Proportionate Voting Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Proportionate Voting Shares into Subordinate Voting Shares) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend will be declared or paid on the Proportionate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares.

Participation	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Proportionate Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Proportionate Voting Shares (including, without restriction, the Super Voting Shares), be entitled to participate ratably along with all other holders of Proportionate Voting Shares (on an as-converted to Subordinate Voting Share basis) and the Subordinate Voting Shares.

Changes	No subdivision or consolidation of the Proportionate Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, the Proportionate Voting Shares and the Super Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Conversion	The Proportionate Voting Shares each have a restricted right to convert into 200 Subordinate Voting Shares (the “Conversion Ratio”), subject to adjustments for certain customary corporate changes and foreign private issuer considerations. The ability to convert the Proportionate Voting Shares is subject to a restriction that the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Super Voting Shares held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Securities Exchange Act of 1934, as amended), may not exceed forty percent (40%) (subject to adjustment) of the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Super Voting Shares issued and outstanding after giving effect to such conversions and to a restriction on beneficial ownership of Subordinate Voting Shares exceeding certain levels. In addition, the Proportionate Voting Shares will be automatically converted into Subordinate Voting Shares in certain circumstances, including upon the registration of the Subordinate Voting Shares under the United States Securities Act of 1933, as amended.

Super Voting Shares

Right to Vote	Holders of Super Voting Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting holders of Super Voting Shares shall be entitled to 2,000 votes in respect of each Super Voting Share held provided that, if at any time the aggregate number of issued and outstanding (i) Cresco Corp Redeemable Shares in the capital of Cresco Corp (if applicable) and (ii) Cresco Redeemable Units in the capital of Cresco (or such securities of any successor to Cresco Corp or Cresco as may exist from time to time) beneficially owned, directly or indirectly by a holder of the Super Voting Shares (the “Holder”) and the Holder’s predecessor or transferor, permitted transferees and permitted successors, and any prior transferor’s transferor and any prior permitted transferee’s permitted transferee (the “Holder’s Group”), divided by the aggregate number of (i) Cresco Corp Redeemable Shares (if applicable) and (ii) Cresco Redeemable Units beneficially owned, directly or indirectly by the Holders and the Holder’s Group as at the date of completion of the business combination transaction involving, among others, the Company, Cresco Corp and Cresco be less than 50% (the “Triggering Event”), the Holder shall from that time forward be entitled to 50 votes in respect of each Super Voting Share held. The holders of Super Voting Shares shall, from time to time upon the request of the Company, provide to the Company evidence as to such holders’ direct and indirect beneficial ownership (and that of its permitted transferees and permitted successors) of Cresco Corp Redeemable Shares (if applicable) and Cresco Redeemable Units to enable the Company to determine the voting entitlement of the Super Voting Shares. For the purposes of these calculations, a Holder shall be deemed to beneficially own Cresco Corp Redeemable Shares (if applicable) held by an intermediate company or fund in proportion to their equity ownership of such company or fund.

Class Rights	As long as any Super Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Super Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Super Voting Shares. Consent of the holders of a majority of the outstanding Super Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Super Voting Shares. In connection with the exercise of these voting rights, each holder of Super Voting Shares will have one vote in respect of each Super Voting Share held.

Rights to Subscribe; Pre-Emptive Rights	The holders of Super Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company not convertible into Super Voting Shares, now or in the future.

Dividends	The holders of the Super Voting Shares shall not be entitled to receive dividends.

Participation	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the Company will distribute its assets firstly and in priority to the rights of holders of any other class of shares of the Company (including the holders of Subordinate Voting Shares and the Proportionate Voting Shares) to return the issue price of the Super Voting Shares to the holders, thereof and if there are insufficient assets to fully return the issue price to the holders of the Super Voting Shares, such holders will receive an amount equal to their pro rata share in proportion to the issue price of their Super Voting Shares along with all other holders of Super Voting Shares. The holders of Super Voting Shares shall not be entitled to receive directly or indirectly as holders of Super Voting Shares any other assets or property of the Company and their sole rights will be to the return of the issue price of such Super Voting Shares in accordance with this paragraph.

Changes	No subdivision or consolidation of the Super Voting Shares shall occur unless, simultaneously, the Super Voting Shares, Proportionate Voting Shares and the Subordinate Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Conversion	The holders of the Super Voting Shares shall have no right of conversion.

Redemption Rights	Upon the occurrence of a Triggering Event, the Company has the right to redeem all or some of the Super Voting Shares from the Holder and Holder’s Group who caused the Triggering Event to occur, by providing two days prior written notice to the Holder and Holder’s Group of such Super Voting Shares, for an amount equal to the issue price for each Super Voting Share, payable in cash to the holders of the Super Voting Shares so redeemed. The Company need not redeem Super Voting Shares on a pro-rata basis among the Holders or Holder’s Group. Holders of Super Voting Shares to be redeemed by the Company shall surrender the certificate or certificates representing such Super Voting Shares to the Company at its records office duly assigned or endorsed for transfer to the Company (or accompanied by duly executed share transfers relating thereto).

Each surrendered certificate shall be cancelled, and the Company shall thereafter make payment of the applicable redemption amount by certified cheque, bank draft or wire transfer to the registered holder of such certificate; provided that, if less than all the Super Voting Shares represented by a surrendered certificate are redeemed then a new share certificate representing the unredeemed balance of Super Voting Shares represented by such certificate shall be issued in the name of the applicable registered holder of the cancelled share certificate. If on the applicable redemption date the redemption price is paid

(or tendered for payment) for any of the Super Voting Shares to be redeemed then on such date all rights of the holder in the Super Voting Shares so redeemed and paid or tendered shall cease and such redeemed Super Voting Shares shall no longer be deemed issued and outstanding, regardless of whether or not the holder of such Super Voting Shares has delivered the certificate(s) representing such securities to the Company, and from and after such date the certificate formerly representing the retracted Super Voting Shares shall evidence only the right of the former holder of such Super Voting Shares to receive the redemption price to which such holder is entitled.

Transfer	No Super Voting Share may be transferred by the holder thereof unless such transfer is to an immediate family member or a transfer for the purposes of estate or tax planning to a company or person that is wholly beneficially owned by such holder or immediate family members of such holder or which such holder or immediate family members of such holder are the sole beneficiaries thereof. In order to be effective, any transfer shall require the prior written consent of the Company.

Investment Agreement	To supplement the rights, privileges, restrictions and conditions attached to the Super Voting Shares, the Company and the Founders, being the initial holders of Super Voting Shares, entered into an investment agreement effective as of the completion of the Business Combination which, among other things, provides that (i) each Super Voting Share will be transferable only to the holder’s immediate family members or an affiliated entity or a transfer to the other Founder or an entity affiliated with the other Founder, and (ii) upon any sale of Super Voting Shares to a third party purchaser not listed in clause (i), such Super Voting Shares will immediately be redeemed by the Company for their issue price.

DESCRIPTION OF SHARE CAPITAL OF CRESCO CORP

The share capital of Cresco Corp consists of Cresco Corp Voting Shares and Cresco Corp Redeemable Shares. As of the date hereof no Cresco Corp Redeemable Shares are issued or outstanding.

Holders of Cresco Corp Voting Shares are entitled to receive notice of, attend and vote at meetings of the securityholders of Cresco Corp (other than meetings at which only holders of another class or series of shares are entitled to vote separately as a class or series). Each Cresco Corp Voting Share entitles the holder thereof to one vote on all matters upon which holders of Cresco Corp Voting Shares are entitled to vote.

Holders of Cresco Corp Redeemable Shares (if and when issued) are entitled to exchange or redeem their Cresco Corp Redeemable Shares for Proportionate Voting Shares pursuant to the terms specified in the articles of incorporation of Cresco Corp. Cresco Corp Redeemable Shares do not entitle the holders thereof to receive notice of, attend or vote at meetings of the securityholders.

A holder of Cresco Corp Redeemable Shares (other than the Company), if and when issued, has the right to cause Cresco Corp to redeem its Cresco Corp Redeemable Shares. If a holder of Cresco Corp Redeemable Shares (other than the Company) exercises its redemption or exchange right, Cresco Corp will repurchase for cancellation each such Cresco Corp Redeemable Share submitted for redemption or exchange in consideration for either Proportionate Voting Shares (currently, at a ratio of 1 Proportionate Voting Share for every 200 Cresco Corp Redeemable Shares exchanged) or a cash amount equal to the cash settlement amount applicable to such Cresco Corp Redeemable Share, as determined by Cresco Corp; provided that Cresco Corp may assign to the Company its rights and obligations to effect a redemption or exchange directly with the redeeming holder. For further details on the rights attached to Proportionate Voting Shares, please see – “Proportionate Voting Shares” above. For greater certainty, Cresco Corp or Cresco may elect to deliver Subordinate Voting Shares (currently, on a 1:1 basis) in lieu of the Proportionate Voting Shares for the Cresco Corp Redeemable Shares exchanged.

DESCRIPTION OF UNIT CAPITAL OF CRESCO

Management of Cresco

Following consummation of the Business Combination, Cresco Corp will be the sole manager of Cresco and will have the exclusive right, power and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of Cresco, subject to the terms of the A&R LLC Agreement and applicable laws.

A&R LLC Agreement

The following is a summary of the material provisions set forth in the A&R LLC Agreement to be entered into between Cresco and each of the Cresco Members in accordance with the provisions of the Pre-Combination LLC Agreement, which A&R LLC Agreement will amend and restate the Pre-Combination LLC Agreement and come into effect on the closing date.

Duration

Cresco has perpetual existence and will continue as a limited liability company until and unless Cresco is terminated or dissolved in accordance with the A&R LLC Agreement and the ILLCA.

Purpose of Cresco

The principal purpose and business of Cresco shall be to engage in any lawful act or activity for which a limited liability company may be organized under the ILLCA and to conduct such other activities as may be necessary, advisable, convenient or appropriate to promote or conduct the business of Cresco as set forth herein, including, but not limited to, entering into partnership agreements in the capacity of a general or limited partner, becoming a member of a joint venture or a limited liability company, participating in forms of syndication for investment, owning stock in corporations and the incurring of indebtedness and the granting of liens and security interests on the real and personal property of Cresco.

Management: The Manager

Cresco Corp is the sole manager of Cresco and will manage all of Cresco’s operations and activities in accordance with the A&R LLC Agreement. Cresco Corp has the capacity and authority to act as the manager of Cresco.

Subject to the terms of the A&R LLC Agreement and the ILLCA, Cresco Corp has the full and exclusive right, power and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of Cresco. Among other things, Cresco Corp is empowered to negotiate, execute and perform all agreements, conveyances or other instruments on behalf of Cresco, and to mortgage, charge or otherwise create a security interest over any or all of the property of Cresco or its subsidiaries, and to sell property subject to such a security interest.

The A&R LLC Agreement provides that, where Cresco Corp is permitted or required to take any action or to make a decision in its “sole discretion”, “discretion”, with “complete discretion” or any other grant of similar authority and latitude under the A&R LLC Agreement in managing Cresco’s operations and activities, Cresco Corp shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall, to the fullest extent permitted by the ILLCA, have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of, or factors affecting, Cresco or the other Cresco Members.

Despite the foregoing, Cresco Corp will only be able to take certain types of actions (as set forth in the A&R LLC Agreement) if the same are approved, consented to or directed by a majority of the Cresco Members.

Capital Structure of Cresco and Cresco Corp

Upon the closing of the Business Combination, the capital of Cresco shall initially consist of three classes of units: the interest of Cresco Corp is to be represented by Common Units with the number of issued Common Units immediately following the Business Combination to be equal to the respective number of Subordinate Voting Shares issued and outstanding, provided that such Common Units held by Cresco Corp shall not entitle Cresco Corp to any exchange or redemption rights with respect to such Common Units. The interests of other Cresco Members will be represented by Common Units, pursuant to which all such other Cresco Members shall be entitled to certain exchange rights and redemption rights, as provided in the A&R LLC Agreement. Such Common Units held by such other Cresco Members are referred to herein as “Cresco Redeemable Units.” The A&R LLC Agreement shall also authorize the issuance of AO LTIP Units, FV LTIP Units, or other classes or series of membership units issued in accordance with Exhibit A of the A&R LLC Agreement (“LTIP Units”) to persons who provide services for or on behalf of Cresco, which such LTIP Units shall entitle the holder to certain rights and privileges, including the right to convert such LTIP Units to Common Units, subject to certain restrictions, qualifications and limitations, each as provided in the A&R LLC Agreement.

When the Company issues Subordinate Voting Shares, it may contribute all or a portion of the net proceeds to Cresco Corp in exchange for additional shares of Cresco Corp stock. Upon receipt of any such net proceeds from the Company, Cresco Corp will generally contribute such net proceeds to Cresco as a capital contribution on account of its Common Units. In the event that a new class of shares in the capital of the Company is created, Cresco Corp may create a corresponding new class of Cresco units that has corresponding distribution rights to such new class of Company shares and will cause Cresco to issue new units of such class to Cresco Corp. The Company may contribute all or a portion of the net proceeds from the issuance of any such shares to Cresco Corp and Cresco Corp, upon receipt of such proceeds, will generally contribute such net proceeds to Cresco in exchange for units of Cresco.

If the Company proposes to redeem, repurchase or otherwise acquire any Subordinate Voting Shares for cash, the A&R LLC Agreement requires that Cresco Corp cause Cresco to redeem a corresponding number of Common Units held by Cresco Corp at an aggregate redemption price equal to the aggregate purchase or redemption price of the Subordinate Voting Shares being repurchased or redeemed by the Company (plus any expenses related thereto) and upon such other terms as are the same for the redemption by the Company, and the A&R LLC Agreement further requires that Cresco Corp, immediately prior to such redemption, repurchase or acquisition by the Company, but immediately following the redemption by Cresco, to redeem a corresponding number of shares of Cresco Corp stock held by the Company at an aggregate redemption price equal to the aggregate purchase or redemption price of the Subordinate Voting Shares being repurchased or redeemed by the Company (plus any expenses related thereto) and upon such other terms as are the same for the redemption by the Company.

In the event that any change is effected in the share capital of the Company, Cresco shall undertake all actions requested by Cresco Corp, including a reclassification, distribution, division or recapitalization of the Common Units to maintain at all times the same ratios between the number of Subordinate Voting Shares, the number of Cresco Corp shares and the number of Common Units issued and outstanding immediately prior to any such reclassification, consolidation, split, dividend of securities or other recapitalization including, without limitation, also effecting a reclassification, consolidation, split, dividend of securities or other recapitalization with respect to, as applicable, the Subordinate Voting Shares, Cresco Corp shares and Common Units.

Exchange Mechanism

A holder of Common Units (other than Cresco Corp) will have the right to cause Cresco to redeem its Common Units. If a holder of Common Units (other than Cresco Corp) exercises its exchange right, Cresco will repurchase for cancellation each such Common Unit submitted for exchange in consideration for either Proportionate Voting Shares (at a ratio of 1 Proportionate Voting Share for every 200 Common Units exchanged) or a cash amount equal to the cash settlement amount applicable to such Common Unit, as determined by Cresco Corp, provided that Cresco Corp shall have the right to complete such exchange directly with the redeeming holder or may assign to the Company its rights and obligations to effect an exchange directly with the redeeming holder. For greater certainty, Cresco may elect to deliver Subordinate Voting Shares (currently, on a 1:1 basis) in lieu of the Proportionate Voting Shares for the Common Units exchanged.

Any holder that causes Cresco to redeem its Common Units pursuant to the terms of the A&R LLC Agreement and otherwise fails to comply with the documentation requirements of U.S. Tax Code Section 1446, including the requirement that such holder provide to Cresco a properly completed IRS Form W-9 or satisfy another exception as permitted within U.S. Tax Code Section 1446, prior to the effective time of any such redemption or exchange, will generally be subject to U.S. withholding tax equal to ten percent (10%) of the fair market value of the Proportionate Voting Shares or the cash, as applicable, to be delivered to such holder pursuant to such redemption or exchange.

Additional Common Units; No Preemptive Rights

Except as described above, the A&R LLC Agreement authorizes Cresco Corp to cause Cresco to issue additional Common Units and securities convertible or exchangeable into Common Units on any terms and conditions of offering and sale as Cresco Corp in its discretion may determine, including with respect to acquisitions by Cresco of additional assets or equity interests in corporations, partnerships, limited liability companies and other entities and with respect to executive compensation. Unless otherwise determined by Cresco Corp, no person or entity shall have preemptive, preferential or any other similar right with respect to the issuances of any interest in Cresco.

LTIP Units

Cresco may issue LTIP Units to new or existing Cresco Members in exchange for services performed or to be performed on behalf of Cresco. LTIP Units are intended to qualify as “profits interests” for U.S. federal income tax purposes in Cresco. Two initial series of LTIP Units designated as AO LTIP Units and FV LTIP Units, respectively, will be established. The number of LTIP Units, AO LTIP Units and FV LTIP Units that may be issued by Cresco shall not be limited.

LTIP Units may, in the sole discretion of Cresco Corp, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of an award, vesting or other similar agreement. The terms of any such award, vesting or similar agreement may be modified by Cresco Corp from time to time in its sole discretion, subject to any restrictions on amendment imposed by the relevant award, vesting or similar agreement or by the terms of any plan pursuant to which the LTIP Units are issued, if applicable.

Unless otherwise specified in the relevant award, vesting or similar agreement, upon the occurrence of any event specified in such an agreement resulting in either the forfeiture of any LTIP Units or the repurchase thereof by Cresco at a specified purchase price, then, upon the occurrence of the circumstances resulting in such forfeiture or repurchase by Cresco, the relevant LTIP Units shall immediately and without any further action be treated as cancelled and no longer outstanding for any purpose or as transferred to Cresco.

Upon the occurrence of certain events, including (A) Cresco making a distribution on all outstanding Common Units in Units; (B) Cresco subdividing the outstanding Common Units into a greater number of Units or combining the outstanding Common Units into a smaller number of Units; or (C) Cresco issuing any Units in exchange for its outstanding Common Units by way of reclassification or recapitalization, then Cresco Corp shall make a corresponding adjustment to the LTIP Units to maintain the same correspondence between the Common Units and LTIP Units as existed prior to the occurrence of any such actions.

A holder of LTIP Units shall have the right, at his or her option, at any time to convert all or a portion of his or her vested LTIP Units as follows:

1.

an AO LTIP Unit that has become a vested LTIP Unit shall be converted into a number (or fraction thereof) of fully paid and non-assessable Common Units, giving effect to all adjustments (if any) made pursuant to terms of the A&R LLC Agreement equal to the applicable conversion factor as provided in the A&R LLC Agreement; and

2.

A FV LTIP Unit that has become a vested LTIP Unit shall be converted into a number (or fraction thereof) of fully paid and non-assessable Common Units, giving effect to all adjustments (if any) made pursuant to the terms of the A&R LLC Agreement equal to the applicable conversion factor as provided in the A&R LLC Agreement.

If Cresco or Cresco Corp is a party to any transaction (including without limitation a merger, consolidation, unit exchange, self-tender offer for all or substantially all Common Units or other business combination or reorganization, or sale of all or substantially all of Cresco’s assets, but excluding any transaction which constitutes an event requiring an adjustment to the LTIP Units to maintain the same correspondence between the Common Units and the LTIP Units, as described above) as a result of which Common Units shall be exchanged for or converted into the right, or the holders of Common Units shall otherwise be entitled to receive cash, securities or other property or any combination thereof, then Cresco Corp shall, immediately prior to such transaction, insure the conversion of the maximum number of LTIP Units then eligible for conversion, taking into account any allocations that occur in connection with such transaction or that would occur in connection with such transaction if the assets of Cresco were sold at the applicable price of such transaction or, if applicable, at a value determined by Cresco Corp in good faith using the value attributed to the Common Units in the context of the such transaction (in which case the date of the forced LTIP Unit conversion shall be the effective date of such transaction and the conversion shall occur immediately prior to the effectiveness of such transaction).

LTIP Units will not be redeemable at the option of Cresco; provided, however, that the foregoing shall not prohibit Cresco from repurchasing LTIP Units from the holder thereof if and to the extent that such holder agrees to sell such LTIP Units.

Except as otherwise set forth in the relevant award, vesting or similar agreement or other separate agreement entered into between Cresco and an LTIP Unit holder, and subject to the terms and conditions set forth in the A&R LLC Agreement, on or at any time after an applicable LTIP Unit conversion date each LTIP Unit holder will have the right to require Cresco to redeem all or a portion of the Common Units into which such LTIP Unit holder’s LTIP Units were converted in exchange for cash, unless the terms of the A&R LLC Agreement, the relevant award, vesting or similar agreement or other separate agreement entered into between Cresco and the LTIP Unit holder expressly provide that such Common Units are not entitled to such redemption right.

Except as otherwise provided in the A&R LLC Agreement, holders of LTIP Units shall not have the right to vote on any matters submitted to a vote of the Cresco Members.

Subject to the terms of the relevant award, vesting or similar agreement or other documentation pursuant to which LTIP Units are granted, except in connection with the exercise of a redemption, a holder of LTIP Units may not transfer all or any portion of his or her LTIP Units without the prior written consent of Cresco Corp, which consent may be given or withheld in Cresco Corp’s sole and absolute discretion.

Transfer of Common Units

Except as permitted by the A&R LLC Agreement, no holder of Common Units may transfer any interest in such Common Units. The A&R LLC Agreement permits a transfer of Common Units pursuant to (i) the prior written approval of Cresco Corp; (ii) certain transactions that cause a change of control of Cresco; (iii) the exercise of exchange or redemption rights by any holder of Common Units; or (iv) certain other limited circumstances. Prior to transferring any Common Units (other than pursuant to certain transactions that cause a change of control of Cresco) the transferring holder of Common Units will cause the transferee to execute a joinder to the A&R LLC Agreement and any other agreements required pursuant to the terms of the A&R LLC Agreement. Any transfer or attempted transfer of any Common Units in violation of any provision of the A&R LLC Agreement shall be void and Cresco shall not record such transfer on its books or treat any purported transferee as the owner of such Common Units for any purpose.

In no event shall any transfer of Common Units be effective to the extent that such transfer could, in the reasonable determination of Cresco Corp:

•	result in a violation of the United States Securities Act of 1933, as amended, or any other applicable federal, state or foreign laws;

•	cause an assignment under the United States Investment Company Act of 1940, as amended;

•

be a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any indebtedness under, any promissory note, mortgage, loan agreement, indenture or similar instrument or agreement to which Cresco or Cresco Corp is a party; provided that the payee or creditor to whom Cresco or Cresco Corp owes such obligation is not an affiliate of Cresco or Cresco Corp;

•	be a transfer to a person who is not legally competent or who has not achieved his or her majority under applicable law (excluding trusts for the benefit of minors);

•

cause Cresco to lose its status as a partnership for U.S. federal income tax purposes or, without limiting the generality of the foregoing, be effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof,” as such terms are used in Section 1.7704-1 of United States Treasury Regulations;

•	cause Cresco or any Cresco Member or Cresco Corp to be treated as a fiduciary under the United States Employee Retirement Income Security Act of 1974, as amended;

•

cause Cresco (as determined by Cresco Corp in its sole discretion) to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant to Section 7704 of the U.S. Tax Code or successor provision of the U.S. Tax Code; or

•

result in Cresco having more than one hundred (100) partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined pursuant to the rules of Treasury Regulations Section 1.7704-1(h)(3)) in any taxable year that is not a “restricted taxable year” (as defined in the A&R LLC Agreement).

Any holder that transfers its Common Units pursuant to the terms of the A&R LLC Agreement and otherwise fails to comply with the documentation requirements of U.S. Tax Code Section 1446, including the requirement that such holder provide to Cresco a properly completed IRS Form W-9 or satisfy another exception as permitted within U.S. Tax Code Section 1446, prior to the effective time of any such transfer, will generally be subject to U.S. withholding tax equal to ten percent (10%) of the fair market value of the consideration to be delivered to such holder pursuant to such redemption or exchange.

Power of Attorney

Each Cresco Member who is an individual, including those persons who become Cresco Members in connection with receiving any Common Units, automatically and irrevocably will appoint Cresco Corp, with full power of substitution, as that Cresco Member’s agent to execute and file documents or instruments required for, among other things, but subject in each case to the other provisions of the A&R LLC Agreement, the A&R LLC Agreement (or a joinder thereto), all instruments that Cresco Corp deems appropriate or necessary to reflect any amendment, change, modification or restatement of the A&R LLC Agreement, all conveyances and other instruments or documents which Cresco Corp deems appropriate or necessary to reflect the dissolution or liquidation of Cresco pursuant to the terms of the A&R LLC Agreement, all instruments relating to the admission, withdrawal or substitution of a Cresco Member pursuant to the terms of the A&R LLC Agreement, and any other ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the reasonable judgment of Cresco Corp, to evidence, confirm or ratify any vote, consent, approval, agreement, or other action made or given by the Cresco Members in accordance with the terms of the A&R LLC Agreement.

Capital Contributions

Following the issuance of the Common Units to the Cresco Members pursuant to the adoption of the A&R LLC Agreement, the Cresco Members will not be required to make further contributions to Cresco.

Neither Cresco nor Cresco Corp is liable for the return of any capital contribution made by a Cresco Member to Cresco.

Limited Liability of the Cresco Members

Subject to the provisions of the ILLCA and of similar legislation in other jurisdictions of the United States and the A&R LLC Agreement: (i) the liability of each Cresco Member for the debts, liabilities and obligations of Cresco will be limited to the Cresco Member’s capital contribution, plus the Cresco Member’s share of any undistributed income of Cresco; and (ii) following payment of a Cresco Member’s capital contribution, such Cresco Member may be required to return amounts previously distributed to such Cresco Member in accordance with the ILLCA and the laws of the State of Illinois.

Limitation on Authority of the Cresco Members and Limited Liability

The A&R LLC Agreement states that a Cresco Member (in its capacity as a Cresco Member) does not have the authority or power to do any of the following:

1.	act for or on behalf of Cresco;

2.	to do any act that would be binding upon Cresco;

3.	make any expenditure on behalf of Cresco;

4.	seek or obtain partition by court decree or operation of law of any Cresco property; or

5.	own or use particular or individual assets of Cresco.

The A&R LLC Agreement provides that Cresco will indemnify each Cresco Member for all liabilities incurred by the Cresco Member that arises solely by reason of such Cresco Member being a member of Cresco.

Distributions

Subject to the provisions set forth in the A&R LLC Agreement, Cresco Corp will cause distributions to be made by Cresco as follows: (i) “distributable cash” (as defined in the A&R LLC Agreement) or other funds or property legally available to the extent permitted by the ILLCA and applicable law, to the Cresco Members pro rata in accordance to each Cresco Member’s proportionate ownership interest in Cresco in amounts on terms as Cresco Corp will determine; and (ii) not less than five business days prior to the due date of a U.S. federal income tax return for an individual calendar year taxpayer, cash in an amount equal to the excess of each Cresco Member’s “assumed tax liability” (as defined in the A&R LLC Agreement) over distributions previously made to such Cresco Member with respect to each such taxable period.

In no case will Cresco be required to make a distribution if such distribution would violate the ILLCA or any other applicable law.

Amendment of the A&R LLC Agreement

The A&R LLC Agreement may be amended or modified by Cresco Corp as determined to be necessary or advisable, in the sole discretion of Cresco Corp, in connection with the adoption, implementation, modification or termination of certain equity plans by the Company. Subject to the right of Cresco Corp to amend the A&R LLC Agreement in connection with the adoption, implementation, modification or termination of certain equity plans by the Company, unless otherwise specified in the A&R LLC Agreement that a specific amendment requires the approval or action of certain persons, the A&R LLC Agreement may only be amended with the consent of Cresco Corp and Cresco Members holding a majority of the outstanding Common Units.

Merger, Sale or Other Disposition of Assets

Cresco Corp shall have the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of Cresco (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by Cresco) or the merger, consolidation, reorganization or other combination of Cresco with or into another entity.

Treatment of Cresco as a Partnership for U.S. Federal Income Tax Purposes

The Cresco Members intend that Cresco be treated as a partnership for U.S. federal and, if applicable, state or local income tax purposes. Each Cresco Member and Cresco will file all tax returns and will otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

Dissolution

Cresco will dissolve, and its affairs will be wound up, upon the occurrence of any of the following:

•	the decision of Cresco Corp together with the holders of a majority of the then- outstanding Common Units entitled to vote to dissolve Cresco;

•	a dissolution of Cresco under the ILLCA; or

•	the entry of a decree of judicial dissolution of Cresco under the ILLCA.

Except as otherwise provided in the A&R LLC Agreement, Cresco is intended to have perpetual existence. The withdrawal of a Cresco Member shall not cause a dissolution of Cresco and Cresco shall continue in existence subject to the terms and conditions of the A&R LLC Agreement.

Procedure on Dissolution

Upon dissolution of Cresco, the procedure is as follows:

1.

the liquidators shall cause a proper accounting to be made by a recognized firm of certified public accountants of Cresco’s assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

2.	the liquidators shall cause the notice described in the ILLCA to be mailed to each known creditor of and claimant against Cresco in the manner described thereunder;

3.

the liquidators shall pay, satisfy or discharge from Cresco funds, or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine): first, all expenses incurred in liquidation; and second, all of the debts, liabilities and obligations of Cresco; and

4.

all remaining assets of Cresco shall be distributed to the Cresco Members in accordance with the terms of the A&R LLC Agreement by the end of the taxable year during which the liquidation of Cresco occurs (or, if later, by ninety (90) days after the date of the liquidation), which shall constitute a complete return to the Cresco Members of their capital contributions to Cresco, a complete distribution to the Cresco Members of their interest in Cresco and all of Cresco’s property. To the extent that a Cresco Member returns funds to Cresco, it has no claim against any other Cresco Member for those funds.

Withdrawal and Removal of the Manager

Cresco Corp may resign as the sole manager of Cresco at any time by giving written notice to the Cresco Members. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Cresco Members, and the acceptance of the resignation shall not be necessary to make it effective. The Cresco Members have no right under the A&R LLC Agreement to remove or replace Cresco Corp as the sole manager of Cresco. Vacancies in the position of manager occurring for any reason will be filled by Cresco Corp (or, if Cresco Corp has ceased to exist without any successor or assign, then by the holders of a majority in interest of the voting capital stock of Cresco Corp immediately prior to such cessation).

Indemnification

Under the A&R LLC Agreement, in most circumstances, Cresco will indemnify and hold harmless any person to the fullest extent permitted under the ILLCA, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits Cresco to provide broader indemnification rights than Cresco is providing immediately prior to such amendment, substitution or replacement), against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such person (or one or more of such person’s affiliates) by reason of the fact that such person is or was a Cresco Member or is or was serving at the request of Cresco as the manager, an officer, an employee or another agent of Cresco or is or was serving at the request of Cresco as a manager, member, employee or agent of another limited-liability company, corporation, partnership, joint venture, trust or other enterprise; provided, however, that no such person shall be indemnified for actions against Cresco, the Manager or Managers or any other Cresco Members, or which are not made in good faith and not or in a manner which he or she reasonably believed to be in or not opposed to the best interests of Cresco, or, with respect to any criminal action or proceeding other than by or in the right of Cresco, had reasonable cause to believe the conduct was unlawful, or for any present or future breaches of any representations, warranties or covenants by such person or its affiliates as provided in the A&R LLC Agreement or other agreements to which Cresco is a party.

Expenses, including attorneys’ fees, incurred by any such person in defending a proceeding shall be paid by Cresco as they are incurred and in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by Cresco.

Cresco will maintain directors’ and officers’ liability insurance, or make other financial arrangements at its expense, to protect any person indemnified pursuant to the A&R LLC Agreement against certain expenses, liabilities or losses described in the A&R LLC Agreement whether or not Cresco would otherwise have the power to indemnify such person against such expenses, liabilities or losses under the provisions of the A&R LLC Agreement. Cresco shall use its commercially reasonable efforts to purchase directors’ and officers’ liability insurance (including employment practices coverage) with a carrier and in an amount determined necessary or desirable as determined in good faith by Cresco Corp.

Books and Records

Cresco shall keep, or cause to be kept, appropriate books and records with respect to Cresco’s business, including all books and records necessary to provide any information, lists and copies of documents required to be provided to each person who was a Cresco Member during each fiscal year of Cresco as is reasonably necessary for the preparation of such person’s U.S. federal and applicable state income tax returns.

Tax Matters

All decisions to make or refrain from making any tax elections will be determined by Cresco Corp. Cresco Corp is authorized to represent Cresco, at Cresco’s expense, in connection with all examinations of Cresco’s affairs by tax authorities, including resulting administrative and judicial proceedings. Each Cresco Member agrees to cooperate with Cresco Corp and to do or refrain from doing any or all things with regard to all things reasonably required by Cresco

Corp to conduct such proceedings. Cresco Corp shall keep all Cresco Members fully advised on a current basis of any contacts by or discussions with the tax authorities, and the Cresco Members shall have the right to observe and participate through representatives of their own choosing (at their sole expense) in any tax proceedings.

TAX RECEIVABLE AGREEMENT

In connection with the Business Combination, Cresco Corp will enter into a tax receivable agreement with Cresco, the Cresco Members and the Cresco LTIP Unitholders (the “Tax Receivable Agreement”). Cresco Corp expects to obtain an increase in its share of the tax basis of the assets of Cresco when a Cresco Member receives cash or Subordinate Voting Shares in connection with a redemption or exchange of such Cresco Member’s Common Units for Subordinate Voting Shares or cash (such basis increase is referred to as the “Basis Adjustments”).

The Tax Receivable Agreement provides for the payment by Cresco Corp to Cresco Members and Cresco LTIP Unitholders of 85% of the amount of tax benefits, if any, that Cresco Corp actually realizes, or in some circumstances is deemed to realize, as a result of the redemption and exchange transactions described above, including increases in the tax basis of the assets of Cresco arising from such transactions, tax basis increases attributable to payments made under the Tax Receivable Agreement and deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement. Cresco Corp expects to benefit from the remaining 15% of tax benefits, if any, that Cresco Corp may actually realize.

Cresco intends to treat such acquisition of Common Units as a direct purchase by Cresco of Common Units from a Cresco Member for U.S. federal income and other applicable tax purposes, regardless of whether such Common Units are surrendered by a Cresco Member to Cresco, Cresco Corp or the Company upon the exercise by Cresco Corp of its election to acquire such Common Units directly or the exercise by Cresco Corp to assign its rights to acquire such Common Units directly to the Company. Basis Adjustments may have the effect of reducing the amounts that Cresco Corp may otherwise owe in the future to various tax authorities. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The actual Basis Adjustments, as well as any amounts paid to the Cresco Members under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•

the timing of any subsequent redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Cresco at the time of each redemption or exchange;

•

the price of Subordinate Voting Shares at the time of redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of Subordinate Voting Shares at the time of each redemption or exchange;

•	the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

•

the amount and timing of Cresco Corp’s income—the Tax Receivable Agreement generally will require Cresco Corp to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If Cresco Corp does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

Cresco will have in effect an election under Section 754 of the U.S. Tax Code effective for each taxable year in which a redemption or exchange of Common Units for Subordinate Voting Shares or cash occurs. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either Cresco or the Company by any Cresco Member. The rights of each Member under the Tax Receivable Agreement are assignable to transferees of its Common Units (other than Cresco Corp as transferee pursuant to subsequent redemptions or exchanges of the transferred Common Units), subject to the satisfaction of certain requirements.

For purposes of the Tax Receivable Agreement, cash savings in income and franchise taxes will be computed by comparing Cresco Corp’s actual income and franchise tax liability to the amount of such taxes that Cresco Corp would have been required to pay had there been no Basis Adjustments and had the Tax Receivable Agreement not been entered into. The Tax Receivable Agreement will generally apply to each taxable year in which the Tax Receivable Agreement remains effective, beginning with the first taxable year ending after the completion of the Business Combination. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by Cresco Corp pursuant to an early termination procedure that requires Cresco Corp to pay the Cresco Members and Cresco LTIP Unitholders an agreed upon amount equal to the estimated present value of the remaining payments to be made under the Tax Receivable Agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments).

The payment obligations under the Tax Receivable Agreement are obligations of Cresco Corp and not of the Company or Cresco. The actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary. Any payments made by Cresco Corp to Cresco Members and Cresco LTIP Unitholders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to Cresco Corp (or to the Company or Cresco) and, to the extent that Cresco Corp is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by Cresco Corp.

Decisions made by Cresco Corp in the course of running its business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a Cresco Member or Cresco LTIP Unitholder under the Tax Receivable Agreement. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

The Tax Receivable Agreement provides that if (i) Cresco Corp materially breaches any of its material obligations under the Tax Receivable Agreement; (ii) certain mergers, asset sales, other forms of business combinations, or other changes of control were to occur; or (iii) Cresco Corp elects an early termination of the Tax Receivable Agreement, then Cresco Corp’s (or its successor’s) obligations under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that Cresco Corp would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result, (i) Cresco Corp could be required to make cash payments to the Cresco Members and Cresco LTIP Unitholders that are greater than the specified percentage of the actual benefits it ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) if Cresco Corp elects to terminate the Tax Receivable Agreement early, Cresco Corp would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, Cresco Corp’s obligations under the Tax Receivable Agreement could have a material adverse effect on its or the Company’s liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control. There can be no assurance that Cresco Corp will be able to finance its obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that Cresco Corp determines. If any such position is subject to a challenge by a taxing authority the outcome of which would reasonably be expected to materially affect a recipient’s payments under the Tax Receivable Agreement, then Cresco Corp will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each Cresco Member that directly or indirectly owns at least 10% of the outstanding Common Units and LTIP Units. Cresco Corp will not be reimbursed for any cash payments previously made to any Cresco Member pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by Cresco Corp are subsequently challenged by a taxing authority and ultimately disallowed. Instead, in such circumstances, any excess cash payments made by Cresco Corp to a Cresco Member or Cresco LTIP Unitholder will be netted against any future cash payments that Cresco Corp might otherwise be required to make under the terms of the Tax Receivable Agreement. However, Cresco Corp might not determine that it has effectively made an excess cash payment to the Cresco Members or Cresco LTIP Unitholders for a number of years following the initial time of such payment and, if Cresco Corp’s tax reporting positions are challenged by a taxing authority, it will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, it is possible that Cresco Corp could make cash payments under the Tax Receivable Agreement that are substantially greater than its actual cash tax savings.

Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of Cresco Corp’s U.S. federal income tax return (or, if Cresco Corp becomes a member of an affiliated or consolidated group of corporations that files a consolidated U.S. federal income tax return pursuant to Section 1501 of the U.S. Tax Code or any provision of U.S. state or local law, then such consolidated U.S. federal income tax return) for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at LIBOR plus 500 basis points until such payments are made, including any late payments that Cresco Corp may subsequently make because Cresco Corp did not have enough available cash to satisfy its payment obligations at the time at which they originally arose.

SUPPORT AGREEMENT

Pursuant to the support agreement entered into by and among the Company, Cresco Corp and Cresco (the “Support Agreement”), the Company will agree that, so long as any Common Units not owned by Cresco Corp or its affiliates are outstanding or Common Units are issuable pursuant to the exercise, conversion or exchange of any outstanding securities of Cresco, the Company shall:

•

take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Cresco, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption of Common Units by a holder thereof in respect of each issued and outstanding Common Unit upon a redemption of such Common Units by Cresco and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit Cresco to cause to be delivered Proportionate Voting Shares, Subordinate Voting Shares and/or amounts in cash, as applicable, to the holders of Common Units in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any);

•

take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Cresco Corp, if it elects to effect an exchange of Common Units directly with the holder thereof, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the redemption or exchange of Common Units by a holder thereof and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit Cresco Corp to cause to be delivered Proportionate Voting Shares, Subordinate Voting Shares and/or amounts in cash, as applicable, to the holders of Common Units in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any);

•

if Cresco Corp so elects, take all such actions and do all things as are reasonably necessary or desirable to effect the exchange of Common Units directly with the holder thereof, in accordance with applicable law, take all such actions and do all such things as are necessary or desirable to cause to be delivered directly Proportionate Voting Shares, Subordinate Voting Shares and/or amounts in cash, as applicable, to the holders of Common Units in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any); and

•

ensure that Cresco Corp does not exercise its vote as the manager of Cresco to initiate the voluntary liquidation, dissolution or winding up of Cresco nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Cresco.

The Company will further agree that, so long as any Cresco Corp Redeemable Shares (if and when issued) not owned by the Company or its affiliates which are redeemable or exchangeable for Proportionate Voting Shares (or Subordinate Voting Shares, at the election of Cresco Corp and/or Cresco) are outstanding or any Cresco Corp Redeemable Shares are issuable pursuant to the exercise, conversion or exchange of any outstanding securities of Cresco Corp, the Company shall:

•

take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Cresco Corp, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption of Cresco Corp Redeemable Shares by a holder thereof in respect of each issued and outstanding Cresco Corp Redeemable Share upon the redemption of such Cresco Corp Redeemable Shares by Cresco Corp and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit Cresco Corp to cause to be delivered Proportionate Voting Shares, Subordinate Voting Shares and/or amounts in cash, as applicable, to the holders of Cresco Corp Redeemable Shares in accordance with the articles of incorporation and bylaws of Cresco Corp, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Cresco Corp Redeemable Shares (if any);

•

upon the election of Cresco Corp for the Company to effect an exchange directly with a holder of Cresco Corp Redeemable Shares, take all such actions and do all things as are reasonably necessary or desirable to effect the exchange of Cresco Corp Redeemable Shares directly with the holder thereof, in accordance with applicable law, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to cause to be delivered directly Proportionate Voting Shares, Subordinate Voting Shares and/or amounts in cash, as applicable, to the holders of Cresco Corp Redeemable Shares in accordance with the provisions of the articles of incorporation of Cresco Corp, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions (if any) with respect to such Cresco Corp Redeemable Shares; and

•

ensure that Cresco Corp is not voluntarily liquidated, dissolved or wound up nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Cresco Corp.

The Support Agreement provides that in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Proportionate Voting Shares and/or Subordinate Voting Shares is proposed by the Company or is proposed to the Company or its shareholders and is recommended to the Company Board, or is otherwise effected or to be effected with the consent or approval of the Company Board, and the Common Units are not redeemed by Cresco or purchased by Cresco Corp or the Company pursuant to the terms of the A&R LLC Agreement or the Cresco Corp Redeemable Shares (if and when issued) are not redeemed by Cresco Corp or purchased by Cresco Corp or the Company pursuant to the terms of the articles of incorporation of Cresco Corp, the Company will use its reasonable efforts in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Common Units (other than Cresco Corp and its affiliates) and Cresco Corp Redeemable Shares (other than the Company and its affiliates) to participate in such offer to the same extent and on an economically equivalent basis as the holders of Proportionate Voting Shares and/or Subordinate Voting Shares, without discrimination. Without limiting the generality of the foregoing, the Company will use its reasonable efforts in good faith to ensure that holders of Common Units and Cresco Corp Redeemable Shares (if and when issued) may participate in each such offer without being required to redeem Common Units as against Cresco and Cresco Corp Redeemable Shares against Cresco Corp (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such offer and only to the extent necessary to tender or deposit to the offer). Nothing in the Support Agreement will limit the ability of the Company (or any of its subsidiaries including, without limitation, Cresco Corp or Cresco) to make ordinary market purchases of Subordinate Voting Shares in accordance with applicable laws and regulatory and stock exchange requirements.

The Support Agreement provides that while any Common Units (or other rights pursuant to which Common Units may be acquired upon the exercise thereof) other than Common Units held by Cresco Corp or its affiliates are outstanding, and at all times while any Cresco Corp Redeemable Shares (or other rights pursuant to which Cresco Corp Redeemable Shares may be acquired upon the exercise thereof) other than Cresco Corp Redeemable Shares held by the Company or its affiliates are outstanding, the Company will make available such number of Proportionate Voting Shares and/or Subordinate Voting Shares (or other shares or securities into which Proportionate Voting Shares and/or Subordinate Voting Shares may be reclassified or changed) without duplication equal to the sum of (i) the number of Common Units issued and outstanding from time to time; (ii) the number of Common Units issuable upon the exercise of all rights to acquire Common Units outstanding from time to time; (iii) the number of Cresco Corp Redeemable Shares issued and outstanding from time to time; and (iv) the number of Cresco Corp Redeemable Shares issuable upon the exercise of all rights to acquire Cresco Corp Redeemable Shares outstanding from time to time in addition to any additional Proportionate Voting Shares and/or Subordinate Voting Shares as may be required to enable and permit the Company to meet its obligations under the A&R LLC Agreement, the Tax Receivable Agreement and under any other security or commitment pursuant to which the Company may be required to deliver Proportionate Voting Shares and/or Subordinate Voting Shares to any person, to enable and permit Cresco Corp to meet its obligations under each of the A&R LLC Agreement and the Tax Receivable Agreement with respect to the delivery of Proportionate Voting Shares and/or Subordinate Voting Shares and payment of the tax benefits contemplated under the Tax Receivable Agreement and to enable and permit Cresco to meet its obligations under the Support Agreement and under the A&R LLC Agreement.

With the exception of changes for the purpose of (i) adding to the covenants of any or all of the parties; (ii) making such amendments or modifications not inconsistent with the Support Agreement as may be necessary or desirable with respect to matters or questions arising thereunder; or (iii) curing or correcting any ambiguities or defect or inconsistent provision or clerical omission or mistake or manifest errors (provided, in the case of (i), (ii) or (iii) that the board of directors of each of the Company and Cresco Corp and the manager of Cresco are of the good faith opinion that such amendments are not prejudicial to the rights or interests of the holders of Common Units or Cresco Corp Redeemable Shares), the Support Agreement may not be amended except by agreement in writing executed by Cresco, Cresco Corp, and the Company and approved by the holders of a majority of the Common Units in accordance with the terms of the A&R LLC Agreement and a majority of the Cresco Corp Redeemable Shares in accordance with the terms of the articles of incorporation and the bylaws of Cresco Corp.

Prior Sales of Cresco Securities

The following tables set forth details regarding issuances of Subordinate Voting Shares or issuances of securities convertible into or exchangeable, redeemable or exercisable for Subordinate Voting Shares during the financial year ended December 31, 2019:

Date Issued	Number of Cresco Securities	Issue Price per Unit ($)	Aggregate Issue Price ($)	Nature of Consideration
January 18, 2019 – April 1, 2019	1,743.75 Proportionate Voting Shares(1)	$200.00 – $450.00	$431,225	Cash (Option Exercises)
April 11, 2019	15,101 Proportionate Voting Shares(1)	$1,291	$19,498,000	Share Exchange (in connection with the acquisition of MedMar, Inc. see “Acquisitions and Dispositions” for further details)

Date Issued	Number of Cresco Securities	Issue Price per Unit ($)		Aggregate Issue Price ($)		Nature of Consideration
April 30, 2019	21,740	C$	6.09	C$	132,397	Cash (exercise of warrants)
June 5, 2019	60,000		$1.00		$60,000	Cash (exercise of options)
June 17, 2019	10,000	C$	8.50		C85,000	Cash (exercise of warrants)
June 23, 2019	23,750		$1.08		$25,675	Cash (exercise of options)
June 25, 2019	7,500		$1.14		$8,550	Cash (exercise of options)
July 22, 2019	124,464	C$	8.50	C$	1,057,944	Cash (exercise of warrants)
August 13, 2019	13,341	C$	6.09	C$	81,247	Cash (exercise of warrants)
August 13, 2019	100,000		$0.50		$50,000	Cash (exercise of options)
August 21, 2019	39,600		$1.00		$39,600	Cash (exercise of options)
September 24, 2019	7,350,000	C$	10.00	C$	73,500,700	Cash (sale of Subordinate Voting Shares and Warrants)
October 2, 2019	7,813		$3.75		$29,300	Cash (exercise of options)
October 8, 2019	43,301 Proportionate Voting Shares(1)		$1,129		$48,881,000	Share Exchange (in connection with the acquisition of Valley Ag - see “Acquisitions and Dispositions” for further details)
October 18, 2019	178,774		$1.26		$225,242	Cash (exercise of options)
October 24, 2019	551,250	C$	2.16	C$	1,190,700	Cash (sale of Warrants)
November 14, 2019	50,000		$3.75		$187,500	Cash (exercise of options)
December 13, 2019	10,000		$3.75		$37,500	Cash (exercise of options)
December 17, 2019	25,000		$3.20		$80,000	Cash (exercise of options)
December 30, 2019	62,269		$1.14		$70,725	Cash (exercise of options)

(1)	As discussed above, Proportionate Voting Shares are convertible into Subordinate Voting Shares on a 1:200 basis.

OPTIONS
Date Issued	Number of Units	Exercise Price per Unit ($)	Total Aggregate Proceeds Assuming the Exercise of all Options	Nature of Consideration
February 4, 2019	5,000 Options to purchase Subordinate Voting Shares	C$8.53	C$42,650 (assuming the exercise of all options)	Cash
February 18, 2019	70,000 Options to purchase Subordinate Voting Shares	C$8.60	C$602,000 (assuming the exercise of all options)	Cash
February 25, 2019	15,000 Options to purchase Subordinate Voting Shares	C$8.57	C$128,550 (assuming the exercise of all options)	Cash
March 31, 2019	582,000 Options to purchase Subordinate Voting Shares	C$15.03	C$8,747,460 (assuming the exercise of all options)	Cash
June 30, 2019	1,340,000 Options to purchase Subordinate Voting Shares	C13.45	C$18,023,000 (assuming the exercise of all options)	Cash
September 30, 2019	1,420,000 Options to purchase Subordinate Voting Shares	C$7.81	C$11,090,200 (assuming the exercise of all options)	Cash
December 31, 2019	842,000 Options to purchase Subordinate Voting Shares	C$8.61	C$7,249,620 (assuming the exercise of all options)	Cash

Conversion of Proportionate Voting Shares to Subordinate Voting Shares
Date Issued	Number of Proportionate Voting Shares	Number of Subordinate Voting Shares issued on Conversion
January 1 – December 31, 2019	184,611.60	37,122,320

MARKET FOR SECURITIES

Trading Price and Volume

Subordinate Voting Shares

The issued and outstanding Subordinate Voting Shares are listed and posted for trading on the CSE under the symbol “CL.” The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Subordinate Voting Shares from January 1, 2019 up to December 31, 2019 (source: CSE).

Period	High Trading Price (in C$)	Low Trading Price (in C$)	Volume
January, 2019	$9.78	$8.37	2,467,024
February, 2019	$12.17	$9.30	4,386,453
March, 2019	$15.72	$10.26	6,422,531
April, 2019	$18.37	$14.56	9,167,934
May, 2019	$17.79	$13.71	3,432,157
June, 2019	$15.42	$11.90	5,490,213
July, 2019	$14.10	$10.04	5,938,437
August, 2019	$12.49	$9.40	2,514,289
September, 2019	$12.65	$7.00	7,793,845
October, 2019	$8.89	$6.67	7,028,723
November, 2019	$8.88	$7.11	3,142,772
December, 2019	$9.45	$5.90	7,160,536

CONSOLIDATED CAPITALIZATION

The following table summarizes the share capital of Cresco and the Company as of April 28, 2020.

THE COMPANY
Total Debt (in US$)	$100,550,000

Security	Number
Super Voting Shares(1)	500,000
Subordinate Voting Shares	153,262,290
Proportionate Voting Shares(2)	52,891,696
Cresco Redeemable Units(3)	140,092,056
Basic Shares Outstanding (on an as converted to Subordinate Voting Share basis)	346,746,042
Origin House shares to be issued	4,223,119
Options(4)	25,910,662
Warrants(5)	6,441,786
Restricted share units	267,705
Fully-Diluted Outstanding	383,589,313

(1)	Each carrying 2,000 votes. In the aggregate, the Super Voting Shares represent approximately 72.3% voting control.
(2)

As discussed above under the heading “Description of the Securities”, in order to maintain foreign private issuer status, certain US resident members of Cresco will receive Proportionate Voting Shares rather than Subordinate Voting Shares on a 1:200 basis. Proportionate Voting Shares carry voting and economic rights proportionate to Subordinate Voting Shares. Each Proportionate Voting Share is convertible into 200 Subordinate Voting Shares. This table presents the Proportionate Voting Shares on an as-converted basis. Total includes 4,792,000 of contingently issuable shares related to the Valley Ag acquisition.

(3)	Cresco Redeemable Units are convertible to Proportionate Voting Shares on a 200:1 basis and such Proportionate Voting Shares are convertible into Subordinate Voting Shares on a 1:200 basis.
(4)	20,691,026 options outstanding at a blended average exercise price of $3.36 per Subordinate Voting Shares. 5,123,598 options reserved for future grants.
(5)	Each exercisable into one Subordinate Voting Share at a blended average price of $7.73.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out, for each of the Company’s directors and executive officers, the person’s name, age, state and country of residence, position with the Company, principal occupation(s) during the last five (5) years, and, if an existing officer of Cresco prior to the Business Combination, the date on which the person became such an officer. The Company’s directors are elected annually and, unless re-elected, will retire from office at the end of the next annual general meeting of shareholders.

Directors and Officers

Name and State and Country of Residence	Age	Position(s) with the Company	Cresco Officer/Director Since	Principal Occupation(s)(1)	Number of Securities of Company Directly or Indirectly Held(2)
Charles Bachtell Chicago IL, United States	42	Chief Executive Officer and Director	02/2015	Chief Executive Officer, Cresco	16,874,008 / 6.06%

Ken Amann Chicago IL, United States	49	Chief Financial Officer	09/2015	Chief Financial Officer, Cresco	500,000 / 0.18%

Mo Dastagir	43	Chief Information Officer	07/2019	Chief Information Officer, Cresco	—

David Ellis Chicago IL, United States	38	Chief Operating Officer	06/2017	Chief Operating Officer, Cresco	225,766 / 0.08%

Jason Erkes, Chicago, IL, United States	49	Chief Communications Officer	09/2018	Chief Communications Officer, Cresco	66,694 / 0.02%

John Schetz, Chicago, IL, United States	44	General Counsel	06/2018	General Counsel, Cresco	9,388 / 0.003%

Name and State and Country of Residence	Age	Position(s) with the Company	Cresco Officer/Director Since	Principal Occupation(s)(1)	Number of Securities of Company Directly or Indirectly Held(2)
Angie Demchenko	39	Chief People Officer	07/2019	Chief People Officer, Cresco	—

Gregory Butler	40	Chief Commercial Officer	02/2020	Chief Commercial Officer, Cresco	—

Dominic A. Sergi(3)(5) Glen Ellyn, IL, United States	37	Director	02/2015	Real Estate Investor	11,105,780 / 3.99%

Brian McCormack(5) Chicago, Illinois, United States	52	Director	02/2015	Founder and Director of InnerWorkings	27,486,707 / 9.87%

Robert M. Sampson(3) Downers Grove, IL United States	46	Director	05/2015	Chief Executive Officer of Bemortgage	12,901,771 / 4.63%

John R. Walter(5) Naples, FL, United States	73	Director	03/2017	Chief Executive Officer of Ashlin Management Company	235,340 / 0.08%

Gerald Corcoran(3)(4) Winnetka, Illinois, United States	65	Director	03/2017	Chairman of the Board of O’Brien & Associates, LLC	997,395 / 0.36%

Thomas Manning Evanston, Illinois, United States	64	Executive Chairman and Director	10/2016	Executive Chairman, Cresco	100,000 / 0.04%

Randy Podolsky(4) Lincolnshire, IL, United States	65	Director	12/2016	Principal of Podolsky Circle CORFAC International	1,014,387 / 0.36%

Joe Caltabiano(6) Chicago IL, United States	43	Director	02/2015	Former President of the Company	17,387,390 / 6.24%

Notes:

(1)

For prior occupations of each director and officer for the last 5 years, if applicable, please see biographies below. (2) Includes Proportionate Voting Shares, Subordinate Voting Shares and redeemable LLC units. Excludes all options.

(3)	Denotes members of the audit committee for the Company. The Company’s audit committee meets the composition requirement for “venture issuers” as set out in NI 52-110.
(4)	Denotes member of the nominating and governance committee of the Company. (5) Denotes member of the compensation committee of the Company.
(6)	Joe Caltabiano resigned as President of the Company on March 2, 2020.

Biographies

The following are brief profiles of the Company’s executive officers and directors.

Charles Bachtell, Chief Executive Officer and Director

Charles Bachtell is the CEO of Cresco. Bachtell is an attorney and brings with him legal expertise in both corporate governance and regulatory compliance. Bachtell is a founding member of the Illinois Cannabis Bar Association and industry trade associations in IL, PA, and OH. Prior to Cresco, Bachtell served for 8 years as the Executive Vice President and General Counsel of Guaranteed Rate. Bachtell also serves as an adjunct Professor at Northwestern University Pritzker School of Law teaching a course on the legal and regulatory issues in the emerging cannabis industry.

Ken Amann, Chief Financial Officer

Ken Amann brings nearly 20 years of financial management and consulting experience as the Chief Financial Officer of Cresco. Prior to joining Cresco, Amann spent two years as the Chief Financial Officer for nSource, a BPO and consulting practice located in Chicago. Prior to that, he was the Chief Financial Officer for eight years at Williams Lea, a $2+ billion dollar global BPO business specializing in corporate information solutions that re-engineer end-to-end business processes. He was responsible for over 170 employees located in 7 different countries. He is a Certified Public Accountant.

Mo Dastagir, Chief Information Officer

Mo Dastagir joins the Company from Sears Holding Company, where he served as Vice President and Chief Technology Officer with responsibilities for managing all technology programs designed to drive growth and improve profitability in the Sears Home Services (“SHS”) Business. During his tenure, the highly profitable SHS business made several technology investments to intensify its focus on providing a best-in-class and differentiated experience in the Home Appliance Repair and Home Services category. Prior to Sears, Dastagir spent eight years in Switzerland working at Novartis Pharmaceuticals and Roche Pharmaceuticals as part of a strategic team leading technology transformations in highly regulated portfolios such as Diabetes Care and Pharma Drug Development. As part of the Diabetes Care IT leadership team, he was responsible for the digitization of the Diabetes Care portfolio into a remote care management powerhouse. Prior to Switzerland, Dastagir spent time in India and was one of the first five employees at Amazon Hyderabad and helped lay the foundation for what has turned into Amazon.com’s India operations today. He was part of the leadership team responsible for setting up a new technology operations center in India and moving functions from various locations in the United States to the new facility.

David Ellis, Chief Operating Officer

David Ellis is the Chief Operating Officer for the Company. Ellis brings a decade of executive level operations experience across several industries to the team. Most recently, Ellis founded and served as the President and CEO of Greens & Gills, a 10,000 square foot, controlled environment, hydroponic and aquaponic farm on the South Side of Chicago. Through operational best practices and proprietary software, Ellis was able to build one of the only profitable urban farming businesses in the country. Ellis works with the Operations Team to design, implement and ensure that all operational activities at Cresco are optimized to industry leading standards.

Jason Erkes, Chief Communications Officer

Jason Erkes is Cresco’s Chief Communications Officer and has been managing the company’s media relations and external messaging since its inception. He is a former Emmy-Award winning journalist and political advisor who has advised dozens of CEOs, thought-leaders, and politicians on executing effective communication strategies. Erkes has penned guest columns for several cannabis-focused publications discussing managing crisis situations and has been quoted as a media expert in Forbes and Entrepreneur.

John Schetz, General Counsel

John Schetz is Cresco’s General Counsel. Schetz combines experience as a Partner in a large law firm and as Chief Legal Officer of a multinational public company with broad and deep legal and business experience in multiple industries. Schetz previously served as Executive Vice President and General Counsel of Stericycle, Inc. (NASDAQ: SRCL) where he was responsible for global legal affairs, completed approximately 70 M&A transactions, including leading all aspects of a $2.3B acquisition, engineered the favorable settlement of enterprise-threatening class action litigation, and spearheaded the creation of the company’s legal and compliance functions. Prior to his tenure at Stericycle, Schetz was a Partner in the Corporate Department of McDermott Will & Emery LLP in Chicago where he advised public and private companies and private equity firms on a wide range of acquisitions, dispositions, investments, joint ventures and strategic partnerships, capital markets transactions, corporate governance, SEC reporting and compliance, and general corporate matters. Schetz received his undergraduate and law degrees from the University of Michigan in Ann Arbor, MI.

Angie Demchenko, Chief People Officer

Angie Demchenko has an impressive track record of managing the human resources functions of dynamic, high-growth companies. Demchenko most recently served as Vice President, Head of Human Resources for Starwood Retail Partners, a leading operator of shopping malls and lifestyle centers. Prior to Starwood Retail Partners, Demchenko served as Vice President, Human Resources for GGP (General Growth Properties), one of the largest shopping mall owners in the United States prior to its acquisition by Brookfield Property Partners. From 2008-2016, Demchenko served as Senior Vice President, Human Resources for Jones Lang LaSalle, a Fortune 500 commercial real estate services firm. Demchenko began her career as Human Resources Manager in the Global Business Services Group at Accenture. Demchenko received a Bachelor of Business Administration degree with a concentration in Human Resources Management from the University of Western Ontario.

Gregory Butler, Chief Commercial Officer

Gregory Butler brings a strong background in driving brand growth for top-tier CPG companies including Pfizer, Johnson & Johnson and Molson Coors, wellness retail execution for Walgreens, and business growth and capital management strategic advising for leading private equity portfolio companies. After a year serving as Operating Partner at MNML Ventures, Butler has stepped into a full-time CCO role to continue to execute the long-term growth plan that has already delivered significant results. He led the creation of a pioneering occasion-based portfolio strategy, relaunched seven cannabis brands with new brand positionings, identities and packaging design, oversaw the creation of a multi-year innovation pipeline, and drove the concept and launch of the national Sunnyside* retail brand. He also helped reshape the Company’s robust marketing, retail operations and sales teams that are made up of notable hires from Apple, Starbucks, PepsiCo and Red Bull. Greg graduated from Queen’s University and received his MBA from Harvard Business School.

Dominic A. Sergi, Director

Dominic Sergi is a successful real estate, business and financial expert who devotes much of his free time raising funds to help patients fighting leukemia and lymphoma. As president and chief executive officer of a Chicago-based investment real estate company, Sergi draws on his strategic and business acumen to deliver on the company’s long-term vision and provide asset budgeting forecasts, which have exceeded $120 million in value. Sergi’s many other responsibilities as leader of a growing firm include oversight of all operations and personnel management. He is also very involved in his family’s $100 million dollar Union Electrical Contracting business and serves on the board of the 400-employee company. Sergi is active in a number of community and charitable organizations and is passionate about giving back to the community.

Brian McCormack, Director

Brian McCormack, one of Illinois’ most innovative and successful business entrepreneurs, brings a creative, progressive approach to business, finance and manufacturing at Cresco as he seeks to position the company at the forefront of cannabis cultivation in Illinois. McCormack is the founder and director of InnerWorkings (NASDAQ: INWK), a print management company in Chicago that he built into a successful global operation that employs more than 1,800 people and grosses over US$1 billion in annual revenue. His innovative business strategies, manufacturing expertise and focus on employee satisfaction led InnerWorkings to financial growth and to being named by Forbes as one of the Best Companies to Work For in 2010. Prior to founding InnerWorkings, McCormack founded and served as CEO of McWitt Graphic Communications. He also provided financial and manufacturing operations insight to uBid.com and EZLinks Golf Company as a director on the companies’ advisory boards.

Robert M. Sampson, Director

Prior to his work with Cresco, Robert Sampson had more than 20 years of operating experience in large business, including 12 years in the heavily regulated mortgage industry, having served as Chief Operating Officer at Guaranteed Rate, the nation’s seventh largest retail mortgage bank. As the former COO of Cresco Labs, Sampson oversaw the construction of two 40,000 sq/ft cement precast structures and one 30,000 sq/ft hybrid greenhouse structure and was responsible for all facility operations and systems including the design and implementation of fertigation and irrigation systems, inventory control systems, compliance process procedures, audits, security, and IT. Sampson is currently the CEO of Bemortgage, a mortgage firm, based in Chicago.

John R. Walter, Director

John R. Walter is Chairman of Ashlin Management Company, a private investment and management services firm. He is the retired President and COO of AT&T Company, a position he held from 1996 to 1997, and retired Chairman and CEO of R.R. Donnelley & Sons Company, a position he held from 1989 through 1996. Walter joined R.R. Donnelley & Sons Company in 1969 and held various positions during his career. Walter has served as a Director of Manpower Inc. since 1998, and served as Non-Executive Chairman of the company from 1999 to 2001. Mr. Walter also serves as a Director of Cresco, ecoAmerica and The Conservancy of Southwest Florida. He previously served on the boards of other companies, including Innerworkings, Echo Global Logistics, VASCO Data Securities, Media Bank, LLC, Groupon, Deere & Company, Abbott Laboratories, Inc., AT&T Company, Target Company and Jones Lang LaSalle. Walter was the founding Chairman of InnerWorkings, Inc. Walter also served as Chairman of SNP Corp. of Singapore and an Advisory member of the Singapore Economic Development Board. Walter is on the Board of Trustees for Steppenwolf Theater, Northwestern University and The Naples Children & Education Foundation. Walter was previously a Director of NorthShore University HealthSystem and Chairman Emeritus of the NorthShore University HealthSystem Foundation Board. In addition, he was a Director of the African Wildlife Foundation, the Metropolitan Pier and Exposition Authority and the Chicago Symphony Orchestra. Walter earned a Bachelor of Science Degree in Management and holds an Honorary Doctorate Degree from Miami University, Oxford, Ohio.

Gerald Corcoran, Director

Gerry Corcoran has served as Chief Executive Officer of R.J. O’Brien & Associates, LLC (RJO) since 2000 and Chairman of the Board since 2007. Chicago-based RJO, which celebrated its Centennial in 2014, is the nation’s oldest and largest independent futures brokerage firm and the last surviving founding member of the Chicago Mercantile Exchange (now CME Group). In July 2014, Corcoran was elected Chairman of the FIA (formerly Futures Industry Association), and he served in that position until March 2016. At that time, following the January merger of the organization with its European and Asian counterparts, he was elected Treasurer of the Board of Directors of the newly unified FIA, the leading trade organization for the futures, options and cleared swaps markets worldwide. He served in that role until March 2017. Corcoran serves on the FIA’s Executive Committee as well as its Americas Advisory Board. He has been a member of FIA’s Board of Directors since March 2008 and served as Vice Chairman from March 2013 until July 2014. Corcoran also serves on the Board of Directors and Executive Committee of the National Futures Association (NFA), the self-regulatory organization for the futures industry. In addition, he is on the Board of the Clearing Company Charitable Foundation and is a member of the Risk Committee of the CME Group. He previously served on the Board of the Institute for Financial Markets (IFM). In November 2013, he received the Heart of Mercy Award from Misericordia Home, which supports more than 600 children and adults living with developmental disabilities.

Thomas Manning, Executive Chairman and Director

Tom Manning is the former Chairman and Chief Executive Officer of Dun & Bradstreet (NYSE), a leading provider of corporate information and analytics. He is a director of CommScope (NASDAQ) and Clear Media (HKSE). He is also an executive-in-residence at the Booth School of Business at the University of Chicago and teaches corporate governance, private equity, innovative problem-solving, and US-China relations at the University of Chicago Law School. While based in Hong Kong for nearly 20 years, he served as CEO of Cerberus Capital Asia, Capgemini Asia, and Ernst & Young Consulting Asia, and also as a senior partner at Bain & Company. During the past decade, he served on the boards of several large, publicly-listed Chinese companies, including Bank of Communications, Gome Electrical Appliances, AsiaInfo-Linkage, and iSoftStone. Earlier in his career, he was extensively involved in the medical field as the founder and CEO of a biomedical device company and the founder of McKinsey’s health care consulting practice. A graduate of Harvard University and Stanford University, he speaks Mandarin and is a frequent speaker at conferences and contributor to media.

Randy Podolsky, Director

Randy D. Podolsky has served the entrepreneurial, corporate, institutional and not-for-profit clients of Podolsky Circle CORFAC International for over 40 years, and served as Managing Principal of the firm from 1986 to 2015. As a Principal of the firm, Podolsky provided personalized transaction and contract negotiation and advisory services to financial institutions, users, owners and not-for-profits for all facets of commercial real estate. Podolsky leads the firms Development Team, which has completed numerous development and redevelopment projects. Strategizing and executing complex real estate and debt transaction solutions is his passion. In 2005, Podolsky recognized increased overspending on commercial real estate and, anticipating a near-term bubble burst, advised nearly 100 investors to divest of their commercial real estate holdings. Podolsky serves as a Board Member and Chair of the Real Estate Committee of the Waukegan Port District. Additionally, he is a volunteer member of the U.S. Coast Guard Auxiliary since 1991 and served as the elected District Commodore (DCO) of the Ninth Western Region in 2009-2010.

Joe Caltabiano, Director

Joe Caltabiano is a director of Cresco and formerly served as the Company’s President. Joe brings more than a decade of finance experience to his role. He is also a leukemia survivor who is committed to supporting organizations and efforts that help patients in their fight against cancer. Caltabiano has expertise working in the regulated mortgage industry. He has received awards for mortgage production, client experience and community involvement.

Cease Trade and Bankruptcy

None of the Company’s directors or executive officers has, within the 10 years prior to the date of this AIF, been a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

None of the Company’s directors or executive officers has, within the 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such director or executive officer, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the best of the Company’s knowledge, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests except that certain of the Company’s or its subsidiaries’ directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

PROMOTERS

No person or company has been within the two years immediately preceding the date of this AIF, a promoter of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than a civil dispute whereby Cresco, as plaintiff, is seeking damages for breach of contract, to the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is or was the subject matter of, and no such proceedings or actions are known by the Company to be contemplated.

There have been no material penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, in the three years prior to the date of this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below and elsewhere in this AIF no director, executive officer or unitholder or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting securities of the Company, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction within the three years before the date of this AIF which has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Marcum LLP and the transfer agent and registrar for the Subordinate Voting Shares, Proportionate and Super Voting Shares is Odyssey Trust Company at its principal offices in Calgary, Alberta.

MATERIAL CONTRACTS

The Company is a party to the following material contracts:

•	Support Agreement entered into by and among the Company, Cresco Corp and Cresco (see the “Description of Capital Structure – Support Agreement” section for greater detail.);

•

Tax Receivable Agreement entered into by and among Cresco Corp, Cresco, the Cresco Members and the Cresco LTIP Unitholders (see the “Description of Capital Structure – Tax Receivable Agreement” section for greater detail.);

•	A&R LLC Agreement (see the “Description of Capital Structure – Description of Unit Capital of Cresco – A&R LLC Agreement” section for greater detail.);

•	Arrangement Agreement entered into by and among the Company and Origin House (see the “General Development of the Business – Acquisitions and Dispositions – Origin House” section for greater detail.);

•

Underwriting Agreement entered into by and among the Company and Canaccord Genuity Corp., Beacon Securities Limited, Cormark Securities Inc., Eight Capital and GMP Securities L.P. (see the “General Development of the Business – Financing Activities” section for greater detail.); and

•

Senior Secured Term Loan Agreement entered into by and among the Company, a third-party administrative agent, and a syndicate of lenders (see the “General Development of the Business – Financing Activities” section for greater detail.).

INTERESTS OF EXPERTS

No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds any beneficial interest, direct or indirect, in any securities or property of Cresco or of an associate or affiliate of Cresco and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of Cresco or of an associate or affiliate of Cresco and no such person is a promoter of Cresco or an associate or affiliate of Cresco. Marcum LLP is independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company’s profile on SEDAR at www.sedar.com. Additional financial information is provided in the Financial Statements and MD&A, which is also available on SEDAR.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax considerations for U.S. Holders and Non-U.S. Holders (each as defined below) relating to the ownership and disposition of Subordinate Voting Shares. This summary is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a holder of Subordinate Voting Shares in light of its particular circumstances. In addition, this summary does not address the U.S. federal alternative minimum tax, the Medicare tax on net investment income, U.S. federal estate and gift taxes, U.S. state and local taxes or foreign taxes. This summary deals only with Subordinate Voting Shares held as capital assets within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment), and does not address tax considerations applicable to any holder of Subordinate Voting Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt or governmental organization;

•	a retirement plan or other tax-deferred account (other than with respect to U.S. Holders in the 401(k) Plan),

•	a partnership, an S corporation or other entity treated as a partnership or pass-through (or an investor therein);

•	an insurance company;

•	a mutual fund, regulated investment company or real estate investment trust;

•	a person that purchases or sells Subordinate Voting Shares as part of a wash sale for tax purposes;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Subordinate Voting Shares subject to the alternative minimum tax provisions of the U.S. Tax Code;

•	a holder of Subordinate Voting Shares that received Subordinate Voting Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that owns (or is deemed to own) 5% or more of the outstanding Subordinate Voting Shares;

•	a U.S. Holder whose functional currency is not the U.S. dollar;

•	a person that holds Subordinate Voting Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	“controlled foreign corporations” within the meaning of the U.S. Tax Code;

•	“passive foreign investment companies” within the meaning of the U.S. Tax Code; or

•	a U.S. expatriate.

This summary is based on the U.S. Tax Code, Treasury Regulations promulgated under the U.S. Tax Code, and rulings and judicial decisions, all as in effect as of the date hereof, and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Subordinate Voting Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Subordinate Voting Shares should consult its own tax advisors regarding the tax consequences of acquiring, holding and disposing of Subordinate Voting Shares.

THIS DISCUSSION IS INTENDED ONLY AS A GENERAL SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO A HOLDER OF SHARES AND SHOULD BE READ IN CONJUNCTION WITH THE DISCUSSION OF CANADIAN TAX CONSIDERATIONS HEREIN. WE URGE BENEFICIAL OWNERS OF SHARES TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER OR THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

U.S. Holders.

For purposes of this discussion, a “U.S. Holder” of Subordinate Voting Shares means a holder that is for U.S. federal income tax purposes:

•	An individual citizen or resident of the U.S.;

•	A corporation (or other entity taxable as a corporation) created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

A trust if it: (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

With respect to the first bullet point above, an individual is generally treated as a resident of the U.S. for U.S. federal income tax purposes in any calendar year if the individual either (i) is the holder of a green card, generally during any point of such year, or (ii) is present in the U.S. for at least 31 days in that calendar year, and for an aggregate of at least 183 days during the three-year period ending on the last day of the current calendar year. For purposes of the 183-day calculation (often referred to as the Substantial Presence Test), all of the days present in the U.S. during the current year, one-third of the days present in the U.S. during the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Residents are generally treated for U.S. federal income tax purposes as if they were U.S. citizens. Residents who are also residents or citizens of Canada should also review the discussion of Canadian tax considerations and are urged to consult their own tax advisors regarding the tax consequences of acquiring, holding and disposing of Subordinate Voting Shares. Note that the Company expects to be treated as both a Canadian company for Canadian tax purposes and a U.S. company for U.S. federal income tax purposes. As a result, we expect the Company will not be eligible for benefits under the income tax treaty between the U.S. and Canada.

Non-U.S. Holders.

A “Non-U.S. Holder” is a beneficial owner of Subordinate Voting Shares (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Tax Classification as a U.S. Domestic Company

As a result of the Business Combination, pursuant to Section 7874(b) of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, notwithstanding that the Company is organized under the provisions of the BCBCA in Canada, solely for U.S. federal income tax purposes, it is anticipated that the Company will be treated as a U.S. domestic corporation.

The Company anticipates that it will experience a number of significant and complicated U.S. federal income tax consequences as a result of being treated both as a Canadian company for Canadian income tax purposes and as a U.S. domestic corporation for U.S. federal income tax purposes, and this summary does not attempt to describe all such U.S. federal income tax consequences. Section 7874 of the U.S. Tax Code and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from the Company being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to the Company that are not discussed in this summary. Please also note that most, but not all, states adopt Section 7874 of the U.S. Tax Code (California is an exception) and holders should discuss potential differences between federal and state treatment with their own tax advisors.

Generally, the Company is expected be subject to U.S. federal income tax on all of its taxable income and will be required to file a U.S. federal income tax return annually with the IRS. The Company anticipates that it will also be subject to tax in Canada. It is unclear whether the Company will be entitled to foreign tax credits under the U.S. Tax Code and how the foreign tax credit rules will operate in certain circumstances, as a result of the Company being treated as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of the Company also in Canada. Accordingly, it is possible that the Company will be subject to double taxation with respect to all or part of its taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that the Subordinate Voting Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes, notwithstanding future transfers, and may also be considered shares in a Canadian corporation for Canadian tax purposes. The remainder of this summary assumes that the Company will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

Tax Considerations for U.S. Holders

Distributions

The Company has not and does not foresee making distributions with respect to its Subordinate Voting Shares. Distributions of cash or property with respect to Subordinate Voting Shares will constitute dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends will generally be taxable to a non-corporate U.S. Holder at the preferential rates applicable to long-term capital gains, provided that such holder meets certain holding period and other requirements. Distributions in excess thereof will generally be treated first, as a return of capital and be applied against, and reduce, a U.S. Holder’s adjusted tax basis in its Subordinate Voting Shares, but not below zero, and thereafter be treated as capital gain and treated as described under “Sale or Other Taxable Disposition” below. Such distributions may also be subject to Canadian withholding taxes.

Dividends received by corporate U.S. Holders may be eligible for a dividends received deduction, subject to certain restrictions relating to, among others, the corporate U.S. Holder’s taxable income, holding period and debt financing.

Sale or Other Taxable Disposition

Upon the sale or other taxable disposition of Subordinate Voting Shares, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between (i) the amount realized by such U.S. Holder in connection with such sale or other taxable disposition, and (ii) such U.S. Holder’s adjusted tax basis in such stock. Such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period respecting such stock is more than twelve months. U.S. Holders who are individuals are eligible for preferential rates of taxation respecting their long-term capital gains. Deductions for capital losses are subject to limitations.

Foreign Tax Credit Limitations

Because it is anticipated that the Company will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on Subordinate Voting Shares. For U.S. federal income tax purposes, a U.S. Holder generally may elect for any taxable year to receive either a credit or a deduction for foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of the Company as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by the Company to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable to U.S. Holders for any Canadian tax paid on dividends received from the Company. Similarly, to the extent a sale or disposition of the Subordinate Voting Shares by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, in the event the Subordinate Voting Shares constitute taxable Canadian property within the meaning of the ITA), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder should be able to take a deduction for the U.S. Holder’s Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisors regarding these rules.

Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or the amount of proceeds paid in foreign currency on the sale, exchange or other taxable disposition of Subordinate Voting Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Information Reporting and Backup Withholding

U.S. backup withholding (currently 24%) is imposed upon certain payments to persons that fail (or are unable) to furnish the information required pursuant to U.S. information reporting requirements. Distributions to U.S. Holders will generally be exempt from backup withholding, provided the U.S. Holder meets applicable certification requirements, including providing a U.S. taxpayer identification number on a properly completed IRS Form W-9, or otherwise establishes an exemption. The Company must report annually to the IRS and to each U.S. Holder the amount of distributions and dividends paid to that U.S. Holder and the proceeds from the sale or other disposition of Subordinate Voting Shares, unless such U.S. Holder is an exempt recipient.

Backup withholding does not represent an additional tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will generally be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, and may entitle such U.S. Holder to a refund, provided the required information and returns are timely furnished by such U.S. Holder to the IRS.

Tax Considerations for Non-U.S. Holders

Distributions

The Company has not and does not foresee making distributions with respect to its Subordinate Voting Shares. Distributions of cash or property on Subordinate Voting Shares will constitute U.S. source dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess thereof will first constitute a return of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Subordinate Voting Shares, but not below zero, and thereafter be treated as capital gain and will be treated as described under “Sale or Other Taxable Disposition” below.

Subject to the discussions under “Information Reporting and Backup Withholding” above and under “FATCA” below, any dividend paid to a Non-U.S. Holder of Subordinate Voting Shares generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty, unless the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide its financial intermediary with an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or an appropriate successor form), properly certifying such holder’s eligibility for the reduced rate. If a Non-U.S. Holder holds Subordinate Voting Shares through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent, and the Non-U.S. Holder’s agent will then be required to provide such (or a similar) certification to us, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required certification, but that qualifies for a reduced treaty rate, generally may apply for and obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, or fixed base, of the Non-U.S. Holder) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates applicable to U.S. Holders. In such case, the Company will not have to withhold U.S. federal tax so long as the Non-U.S. Holder timely complies with the applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a Non-U.S. Holder must provide its financial intermediary with an IRS Form W-8ECI properly certifying its eligibility for such exemption. Any such effectively connected dividends received by a corporate Non-U.S. Holder may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items. Non-U.S. Holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions under “Information Reporting and Backup Withholding” above and under “FATCA” below, any gain realized on the sale or other disposition of Subordinate Voting Shares by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, or fixed base, of the Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

•	the rules of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) apply to treat the gain as effectively connected with a U.S. trade or business.

A Non-U.S. Holder who has gain that is described in the first bullet point immediately above generally will be subject to U.S. federal income tax on the gain derived from the sale or other disposition pursuant to regular graduated U.S. federal income tax rates in the same manner as if it were a U.S. Holder. In addition, a corporate Non-U.S. Holder described in the first bullet point immediately above may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits (or at such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items.

A Non-U.S. Holder who meets the requirements described in the second bullet point immediately above will be subject to a flat 30% tax (or a lower tax rate specified by an applicable tax treaty) on the gain derived from the sale or other disposition, which gain may be offset by certain U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, pursuant to FIRPTA, in general, a Non-U.S. Holder is subject to U.S. federal income tax in the same manner as a U.S. Holder on any gain realized on the sale or other disposition of a “U.S. real property interest” (“USRPI”). For purposes of these rules, a USRPI generally includes stock in a U.S. corporation if such corporation’s interests in U.S. real property constitute 50% or more, by value, of the sum of the U.S. corporation’s (i) assets used in a trade or business, (ii) U.S. real property interests, and (iii) interests in real property outside of the U.S. A U.S. corporation whose interests in U.S. real property constitute 50% or more, by value, of the sum of such assets is commonly referred to as a U.S. real property holding corporation (“USRPHC”). If Subordinate Voting Shares are treated as regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the U.S. Tax Code), FIRPTA generally will not apply to a disposition of Subordinate Voting Shares by a Non-U.S. Holder that owns directly (or is deemed to own pursuant to attribution rules) 5% or less of the Subordinate Voting Shares at any time during the relevant period, in which case such gain will be subject to U.S. federal income tax at rates generally applicable to U.S. Holders, except that the branch profits tax will not apply. The Company believes that it is not, and has not been, a USRPHC at any time during the relevant five-year period.

Information Reporting and Backup Withholding

With respect to distributions and dividends on Subordinate Voting Shares, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of distributions and dividends paid to such Non-U.S. Holder and any tax withheld with respect to such distributions and dividends, regardless of whether withholding was required with respect thereto. Copies of the information returns reporting such dividends and distributions and withholding also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established under the provisions of an applicable income tax treaty, tax information exchange agreement or other arrangement. A Non-U.S. Holder will be subject to backup withholding for dividends and distributions paid to such Non-U.S. Holder unless either (i) such Non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the U.S. Tax Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non-U.S. Holder otherwise establishes an exemption.

With respect to sales or other dispositions of Subordinate Voting Shares, information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of Subordinate Voting Shares within the U.S. or conducted through certain U.S.-related financial intermediaries, unless either (i) such Non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the U.S. Tax Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non-U.S. Holder otherwise establishes an exemption.

Whether with respect to distributions and dividends, or the sale or other disposition of Subordinate Voting Shares, backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

FATCA

Withholding taxes may be imposed pursuant to FATCA (Sections 1471 through 1474 of the U.S. Tax Code) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, except as discussed below, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition (including certain distributions treated as a sale or other disposition) of, Subordinate Voting Shares paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the U.S. Tax Code).

Such 30% FATCA withholding will not apply to a foreign financial institution if such institution undertakes certain diligence and reporting obligations, or otherwise qualifies for an exemption from these rules. The diligence and reporting obligations include, among others, entering into an agreement with the U.S. Department of Treasury pursuant to which the foreign financial institution must (i) undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the U.S. Tax Code), (ii) annually report certain information about such accounts, and (iii) withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

The 30% FATCA withholding will not apply to a non-financial foreign entity which either certifies that it does not have any “substantial United States owners” (as defined in the U.S. Tax Code), furnishes identifying information regarding each substantial United States owner, or otherwise qualifies for an exemption from these rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA (i) generally applies currently to payments of dividends on Subordinate Voting Shares, and (ii) will apply to payments of gross proceeds from the sale or other disposition of such stock (including certain distributions treated as a sale or other disposition) on or after January 1, 2019.

United States Tax Classification of the Company

The Company, which is and will continue to be a Canadian corporation as of the date of this AIF, is also expected to be classified for U.S. federal income tax purposes as a United States corporation under Section 7874 of the U.S. Tax Code. Under Section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States (i.e., a non-United States corporation) will nevertheless be treated as a United States corporation for United States federal income tax purposes (such treatment is referred to as an inversion if each of the following three conditions are met (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable United States Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States corporation or United States trade or business, (ii) after the acquisition, the former owners of the acquired United States corporation or business hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of their ownership of the United States acquired corporation, trade or business, and (iii) after the acquisition, the non-United States corporation’s expanded affiliated group does not have substantial business activities in the non-United States corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business.

The Company expects and intends to be treated as a United States corporation for United States federal income tax purposes under Section 7874 of the U.S. Tax Code and is expected to be subject to United States federal income tax on its worldwide income indefinitely. However, for Canadian tax purposes, the Company is expected, regardless of any application of Section 7874 of the U.S. Tax Code, to be treated as a Canadian resident company (as defined in the ITA) for Canadian income tax purposes.

The Company will be subject to taxation both in Canada and the United States and also may not qualify for certain U.S.-Canada income tax treaty benefits, which could have a material adverse effect on its financial condition and results of operations.

It is unlikely that the Company will pay any dividends on the common shares in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purpose of the ITA will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

As described above, dividends received by U.S. Holders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the U.S. Tax Code. Accordingly, U.S. Holders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

Because Subordinate Voting Shares will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate and generation-skipping transfer tax rules generally apply to a non-U.S. shareholder of common shares.

THE FOREGOING SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF SUBORDINATE VOTING SHARES AND IS NOT TAX OR LEGAL ADVICE. HOLDERS OF SUBORDINATE VOTING SHARES SHOULD ALSO REVIEW THE DISCLOSURE CONCERNING CANADIAN TAX CONSIDERATIONS AND SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF ACQUIRING, HOLDING AND DISPOSING OF SUBORDINATE VOTING SHARES.

GLOSSARY

The following is a glossary of certain general terms used in this AIF including in the summary hereof. Terms and abbreviations used in the financial statements appended to this AIF are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

“A&M” has the meaning ascribed thereto under the heading “Description of the Business”.

“A&R LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of Cresco, entered into by Cresco and each of the members of Cresco on November 30, 2018.

“ADHS” has the meaning ascribed thereto under the heading “Description of the Business”.

“Adjusted EBITDA” means earnings before interest, taxes, depreciation and amortization, each as determined in accordance with generally accepted accounting principles applied on a consistent basis, for the most recent trailing twelve month period, provided that the effects of any of the following shall be excluded from Adjusted EBITDA: (1) any profit or loss attributable to acquisitions or dispositions of stock or assets, (2) any intangibles/goodwill amortization charges attributable to acquisitions or dispositions of stock or assets, (3) any changes in accounting standards or practices utilized in preparing the financial statements of the relevant business, (4) all items of gain, loss or expense for the applicable year related to restructuring charges for the relevant business and (5) all items of gain, loss or expense for the year determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business.

“AFS” has the meaning ascribed thereto under the heading “Description of the Business”.

“AFS Maryland” has the meaning ascribed thereto under the heading “Description of the Business”.

“Agents” means Canaccord Genuity Inc. and GMP Securities L.P., as agents in connection with the SR Offering.

“AIF” has the meaning ascribed thereto under the heading “General”.

“AMMA” has the meaning ascribed thereto under the heading “Description of the Business”.

“AO LTIP Unit” means a unit of Cresco which is designated as an “Appreciation Only LTIP Unit” in the applicable vesting agreement or other documentation pursuant to which such AO LTIP Unit is granted or issued, having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Exhibit A to the A&R LLC Agreement in respect of the holder thereof, as well as any applicable vesting agreement or other documentation pursuant to which such AO LTIP Unit is granted or issued.

“API” has the meaning ascribed thereto under the heading “Description of the Business”.

“Arrangement” has the meaning ascribed thereto under the heading “General Development of the Business”.

“ARS” has the meaning ascribed thereto under the heading “Description of the Business”.

“ATC” means an alternative treatment center.

“ATM Program” has the meaning ascribed thereto under the heading “General Development of the Business”.

“AUMA” has the meaning ascribed thereto under the heading “Description of the Business”.

“AZ Dispensary License” has the meaning ascribed thereto under the heading “Description of the Business”.

“Bank Secrecy Act” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Barr Comments” has the meaning ascribed thereto under the heading “Description of the Business”.

“Basis Adjustments” has the meaning ascribed thereto under the heading “Description of Capital Structure”.

“BCBCA” means the Business Corporations Act (British Columbia), as amended.

“BCC” has the meaning ascribed thereto under the heading “Description of the Business”.

“Business Combination” means the business combination among Randsburg and Cresco pursuant to which Cresco completed a reverse take-over of Randsburg.

“Cal Subsidiaries” has the meaning ascribed thereto under the heading “Description of the Business”.

“Canadian Securities Administrators” refers to an umbrella organization of Canada’s provincial and territorial securities regulators.

“CARERS Act” means the Compassionate Access, Research Expansion, and Respect States Act of 2015, as amended.

“CBP” has the meaning ascribed thereto under the heading “Risk Factors”.

“CCA” has the meaning ascribed thereto under the heading “Description of the Business”.

“CDS” has the meaning ascribed thereto under the heading “Risk Factors”.

“Certificate” has the meaning ascribed thereto under the heading “Description of the Business”.

“Certificate of Operation” has the meaning ascribed thereto under the heading “Description of the Business”.

“Cole Memo” has the meaning ascribed thereto under the heading “Description of the Business”.

“Common Units” means those units designated by Cresco after Cresco effected a recapitalization of its outstanding unit capital in connection with the Business Combination, whereby under such recapitalization all previously issued Cresco Units were combined into a single class of non-voting units of Cresco.

“Company” means Cresco Labs Inc., a corporation existing under the BCBCA and being Randsburg after completing the Business Combination.

“Company Board” means the board of directors of the Company as the same is constituted from time to time.

“Conversion Ratio” has the meaning ascribed thereto under the heading “Description of Capital Structure”.

“COVID-19” has the meaning ascribed thereto under the heading “Cautionary Statement Regarding Forward-Looking Information”.

“CPG” has the meaning ascribed thereto under the heading “Description of the Business”.

“Credit Agreement” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Cresco” means Cresco Labs, LLC, a limited liability company existing under the laws of the state of Illinois.

“Cresco Corp” means Cresco U.S. Corp., a company existing under the laws of the state of Illinois and an entity that became a direct subsidiary of Randsburg as a result of the Business Combination.

“Cresco Corp Redeemable Shares” means the non-voting common shares in the capital of Cresco Corp.

“Cresco Corp Voting Shares” means the voting common shares in the capital of Cresco Corp.

“Cresco LTIP Unitholder” means the holders of the LTIP Units.

“Cresco Members” means the holders of Cresco Units.

“Cresco Ohio” has the meaning ascribed thereto under the heading “Description of the Business”.

“Cresco Redeemable Units” means the Common Units of Cresco following completion of the Business Combination held by Cresco Members other than Cresco Corp.

“Cresco Units” means the Class A units, Class B units, Class C units, Class D units, Class E units and Class F units in the capital of Cresco existing prior to the recapitalization of Cresco in connection with the completion of the Business Combination.

“Cresco Yeltrah” has the meaning ascribed thereto under the heading “Description of the Business”.

“CSA” has the meaning ascribed thereto under the heading “General Development of the Business”.

“CSE” means the Canadian Securities Exchange.

“CUMMA” has the meaning ascribed thereto under the heading “Description of the Business”.

“DEA” has the meaning ascribed thereto under the heading “Description of the Business”.

“DOJ” has the meaning ascribed thereto under the heading “General Development of the Business”.

“DOT” has the meaning ascribed thereto under the heading “Description of the Business”.

“EBITDA” means earnings before interest, taxes, depreciation, and amortization as reported in the financial records of the Company, or the financial records of any other company, or segment thereof, against whom the performance of the Company is being compared.

“Farm Bill” has the meaning ascribed thereto under the heading “General Development of the Business”.

“FATCA” means Foreign Account Tax Compliance Act.

“FCEN” has the meaning ascribed thereto under the heading “Risk Factors”.

“FCEN Memo” has the meaning ascribed thereto under the heading “Risk Factors”.

“FDA” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Financial Statements” has the meaning ascribed thereto under the heading “General”.

“FinCEN” has the meaning ascribed thereto under the heading “Description of the Business”.

“FIRPTA” has the meaning ascribed thereto under the heading “Additional Information”.

“FloraMedex” has the meaning ascribed thereto under the heading “Description of the Business”.

“Founders” has the meaning ascribed thereto under the heading “Risk Factors”.

“FV LTIP Unit” means a unit of Cresco which is designated as a “Full Value LTIP Unit” in the applicable vesting agreement or other documentation pursuant to which such FV LTIP Unit is granted or issued, having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Exhibit A to the A&R LLC Agreement in respect of the holder thereof, as well as any applicable vesting agreement or other documentation pursuant to which such FV LTIP Unit is granted or issued.

“Gloucester” has the meaning ascribed thereto under the heading “General Development of the Business”.

“HHH” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Holder” has the meaning ascribed thereto under the heading “Description of Capital Structure”.

“Holder’s Group” has the meaning ascribed thereto under the heading “Description of Capital Structure”.

“HSR Act” has the meaning ascribed thereto under the heading “General Development of the Business”.

“IFRS” means International Financial Reporting Standards.

“IIP” has the meaning ascribed thereto under the heading “Description of the Business”.

“ILLCA” Illinois Limited Liability Company Act, as amended.

“IRS” means the Internal Revenue Service.

“IT” has the meaning ascribed thereto under the heading “Risk Factors”.

“ITA” has the meaning ascribed thereto under the heading “Risk Factors”.

“LARA” has the meaning ascribed thereto under the heading “Description of the Business”.

“Leahy Amendment” has the meaning ascribed thereto under the heading “Description of the Business”.

“LIBOR” means the London Inter-bank Offered Rate.

“Lighthouse” has the meaning ascribed thereto under the heading “Description of the Business”.

“LTIP Units” has the meaning ascribed thereto under the heading “Description of Capital Structure”.

“Marijuana Establishment” has the meaning ascribed thereto under the heading “Description of the Business”.

“Massachusetts Department” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Massachusetts Regulations” has the meaning ascribed thereto under the heading “Description of the Business”.

“MAUCRSA” has the meaning ascribed thereto under the heading “Description of the Business”.

“MCA” has the meaning ascribed thereto under the heading “Description of the Business”.

“MCRSA” has the meaning ascribed thereto under the heading “Description of the Business”.

“MD&A” has the meaning ascribed thereto under the heading “General”.

“MedMar” has the meaning ascribed thereto under the heading “General Development of the Business “.

“MedMar Lakeview” has the meaning ascribed thereto under the heading “General Development of the Business “.

“MedMar Rockford” has the meaning ascribed thereto under the heading “General Development of the Business “.

“Meeting” has the meaning ascribed thereto under the heading “General Development of the Business”.

“METRC” an end-to-end tracking and tracing software for marijuana plants and products provided by Franwell Inc.

“Michigan Affiliate” has the meaning ascribed thereto under the heading “Description of the Business”.

“Michigan Cannabis Regulations” has the meaning ascribed thereto under the heading “Description of the Business”.

“Michigan Qualified Purchaser” has the meaning ascribed thereto under the heading “Description of the Business”.

“Michigan Registry ID” has the meaning ascribed thereto under the heading “Description of the Business”.

“MIPs” has the meaning ascribed thereto under the heading “Description of the Business”.

“MJ Freeway” means MJ Freeway Inc. a corporation providing cloud-based, seed-to-sale, cannabis compliance software for marijuana businesses including retail, delivery, wholesale, cultivation, and manufacturing.

“MMCC” has the meaning ascribed thereto under the heading “Description of the Business”.

“MMCP” has the meaning ascribed thereto under the heading “Description of the Business”.

“MMFLA” has the meaning ascribed thereto under the heading “Description of the Business”.

“MMJ Program” has the meaning ascribed thereto under the heading “Description of the Business”.

“MMMA” has the meaning ascribed thereto under the heading “Description of the Business”.

“MOU” has the meaning ascribed thereto under the heading “Risk Factors”.

“MTA” has the meaning ascribed thereto under the heading “Description of the Business”.

“MUMP” has the meaning ascribed thereto under the heading “Description of the Business”.

“NBSG” has the meaning ascribed thereto under the heading “Description of the Business”.

“Nevada Licenses” has the meaning ascribed thereto under the heading “Description of the Business”.

“NJDOH” means the New Jersey Department of Health.

“Non-U.S. Holder” has the meaning ascribed thereto under the heading “Additional Information”.

“NY Licenses” has the meaning ascribed thereto under the heading “Description of the Business”.

“NYSDOH” has the meaning ascribed thereto under the heading “Description of the Business”.

“OH Amended Arrangement Agreement” has the meaning ascribed thereto under the heading “General Development of the Business”.

“OH Arrangement” has the meaning ascribed thereto under the heading “General Development of the Business”.

“OTC” has the meaning ascribed thereto under the heading “Description of the Business”.

“Paradise Wellness” has the meaning ascribed thereto under the heading “Description of the Business”.

“PDI” has the meaning ascribed thereto under the heading “Description of the Business”.

“Phoenix Farms” has the meaning ascribed thereto under the heading “Description of the Business”.

“PMP” has the meaning ascribed thereto under the heading “Description of the Business”.

“Pre-Combination LLC Agreement” means the Cresco limited liability company agreement dated October 8, 2013, as amended and restated as of March 28, 2015 and as further amended and restated as of March 17, 2018.

“Proportionate Voting Shares” means the Proportionate Voting Shares in the capital of the Company, after giving effect to the Business Combination.

“PTSD” has the meaning ascribed thereto under the heading “Description of the Business”.

“Randsburg” has the meaning ascribed thereto under the heading “Corporate Structure”.

“Randsburg Shareholders” means the holders of common shares of Randsburg prior to giving effect to the Business Combination.

“REFER Act” means the H.R.4779: REFER Act of 2018.

“Registered Organizations” has the meaning ascribed thereto under the heading “Description of the Business”.

“Regulatory Counsel” has the meaning ascribed thereto under the heading “Description of the Business”.

“RFA” has the meaning ascribed thereto under the heading “Description of the Business”.

“RMD” has the meaning ascribed thereto under the heading “Description of the Business”.

“Rohrabacher-Blumenauer Amendment” has the meaning ascribed thereto under the heading “Description of the Business”.

“RTA” has the meaning ascribed thereto under the heading “Description of the Business”.

“Rules” has the meaning ascribed thereto under the heading “Description of the Business”.

“SAFE Act” has the meaning ascribed thereto under the heading “Description of the Business”.

“SEC” means the U.S. Securities & Exchange Commission.

“Section 280E” has the meaning ascribed thereto under the heading “Risk Factors”.

“seed-to-sale” has the meaning ascribed thereto under the heading “Description of the Business”.

“Senior Loan” has the meaning ascribed thereto under the heading “General Development of the Business”.

“September Financing” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Sessions Memo” has the meaning ascribed thereto under the heading “Description of the Business”.

“Shelf Prospectus” has the meaning ascribed thereto under the heading “General Development of the Business”.

“SHS” has the meaning ascribed thereto under the heading “Directors and Executive Officers”.

“Silver State” has the meaning ascribed thereto under the heading “Description of the Business”.

“SLO” has the meaning ascribed thereto under the heading “Description of the Business”.

“SR Offering” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Staff Notice 51-352” has the meaning ascribed thereto under the heading “Description of the Business”.

“STATES Act” has the meaning ascribed thereto under the heading “Description of the Business “.

“Subordinate Voting Shares” means the Subordinate Voting Shares in the capital of the Company, after giving effect to the Business Combination.

“Super Voting Shares” means the non-participating Super Voting Shares in the capital of the Company, after giving effect to the Business Combination.

“Support Agreement” has the meaning ascribed thereto under the heading “Description of Capital Structure”.

“T&T” has the meaning ascribed thereto under the heading “Description of the Business”.

“Tax Receivable Agreement” has the meaning ascribed thereto under the heading “Description of Capital Structure”.

“THC” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Treasury Regulations” refers to the United States Treasury Regulations issued by the United States Internal Revenue Service, a bureau of the United States Department of the Treasury.

“Triggering Event” has the meaning ascribed thereto under the heading “Description of Capital Structure”.

“Tryke” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Tryke Acquisition” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Underlying Shares” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Units” has the meaning ascribed thereto under the heading “General Development of the Business”.

“U.S. Holder” has the meaning ascribed thereto under the heading “Additional Information”.

“U.S. Marijuana Issuers” as defined in the Canadian Securities Administrators Staff Notice 51-352 Issuers with U.S. Marijuana-Related Activities.

“U.S. Tax Code” has the meaning ascribed thereto under the heading “Description of the Business”.

“USRPHC” has the meaning ascribed thereto under the heading “Additional Information”.

“USRPI” has the meaning ascribed thereto under the heading “Additional Information”.

“Valley Ag” has the meaning ascribed thereto under the heading “General Development of the Business”.

“VidaCann” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Warrant” has the meaning ascribed thereto under the heading “General Development of the Business”.